08043609

2007

Annual Report

Sight Sound Touch

LEADIS®

Corporate Profile

Leadis Technology designs, develops and markets analog and mixed-signal semiconductors that enable and enhance the features and capabilities of portable and consumer electronics devices. Incorporated in May 2000, Leadis historically has been a provider of display driver ICs for small panel displays, primarily for use in mobile phones. Beginning in 2007, Leadis initiated its strategy of repositioning the company beyond display controllers to provide a diversified portfolio of '**Sight, Sound, Touch**' solutions. The current focus for our products includes mobile phone and MP3/4 markets, where our high-performance products enable handset and consumer electronics manufacturers to provide differentiating display and audio features with significant power savings, enabling longer battery life and a more pleasing consumer experience.

Sight

Display Drivers—Leadis' proprietary display drivers are highly-integrated, customized, analog-intensive system-on-chip solutions engineered to enable rich, vivid, high-contrast video images. Our product portfolio focuses on these current mobile display technologies: amorphous thin film transistor (a-TFT); low temperature polysilicon TFT (LTPS TFT); and active and passive matrix organic light emitting diodes (AM-OLED and PM-OLED). Our proprietary PowerLite™ line of LCD drivers take power savings to the next level with an embedded dynamic backlight control algorithm that dramatically reduces display module power consumption. In conjunction with our technology partner, VP Dynamics, we now also offer best in class RGBW display technology for improved color quality on small displays with less power consumption.

LED Drivers—Leadis' initial LED products are designed to efficiently drive LEDs in backlight units of portable display modules, including mobile phones, personal media players, MP3/4 players, and portable navigation devices. Our LED drivers provide application-tailored solutions for small to medium displays. For displays designed to promote content-rich multimedia applications, such as displays for smart phones, Leadis integrates its PowerLite™ current regulator and 1.33x charge pump mode to provide market-leading efficiency for six channel LED drivers. For smaller displays that use lower-VF white LEDs or support lower-resolutions, Leadis offers a family of no-noise, 4-channel white LED drivers designed to lower system cost without sacrificing efficiency.

Power Management—As a result of its acquisition of Acutechnology Semiconductor Inc. in December 2007, Leadis offers power management products for industrial and consumer markets, including linear regulators (LDOs), LDO controllers, thermal switches, battery charger controllers, shunt references, and current regulators. This acquisition also enables us to integrate power management functions into our LED driver, touch and audio product portfolios.

Sound

Audio Components—Leadis is delivering innovative low-power audio ICs that dramatically extend battery life for the portable digital audio market. Our patent-pending Gmax™ technology enables a new level of competitive differentiation for consumer electronics manufacturers by providing high fidelity sound at the lowest power dissipation available. Our initial product offerings include CODECs, FM transmitters and a combination CODEC and FM transmitter for portable electronics, and we have a growing pipeline of new audio products to expand into the broader audio market.

Touch

Touch Sensors —Leadis' initial touch technology products are PureTouch™ capacitive touch controllers for mobile consumer electronic applications. Product samples are planned for the second quarter of 2008.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our financial performance or achievements to differ materially from these forward-looking statements. Forward-looking statements can often be identified by terminology such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "potential," "project" or other similar words. Except as required by law, we undertake no obligation to update or publicly revise any forward-looking statements to reflect events or circumstances after the date of this document.

To Our Stockholders

For 2007, we set two primary goals: to improve our core display driver business by developing differentiated intellectual property and to diversify beyond display drivers into synergistic product lines that offer higher potential margins. Although 2007 was disappointing from a financial perspective, we achieved our objectives for the year and laid the foundation to enable the Company to complete its transformation to a provider of a broader range of analog and mixed-signal semiconductor solutions. We have developed a best in class technology portfolio, and expanded our business to audio components, LED driver and power management ICs and touch sensor products. We've now successfully introduced products across all business lines that offer a compelling value proposition for our customers – superior performance with significant power savings.

With our strategy in place and our products available, our goals for 2008 center on achieving design wins and executing on sales. While most of our new products will not ramp into production until later this year or early 2009, we look to exit the year as a recognized provider of value driven "*Sight, Sound, Touch*" solutions to the portable consumer electronics market.

Market Dynamics and Strategy

With portable device models continuing to trend toward increased utilization of multimedia content, including internet, video streaming, MP3/4, gaming, cameras, and personal navigation (GPS), portable device manufacturers are placing greater emphasis on reduced power consumption. While functions and trends will come and go in the portable device market, one theme that will remain constant is the need to manage the system's overall power budget. We intend to take advantage of these market dynamics by developing a portfolio of analog and mixed-signal semiconductor solutions that provide an optimized balance of high performance and low power for portable consumer electronic devices. For our customers, this translates into smaller batteries or longer usage time, and for consumers, this translates into an enhanced user experience.

Advanced Display Driver Technology

Despite shipping over 100 million display drivers in 2006, we realized that we needed to regain our edge in product innovation by incorporating differentiating technology and features into our products. Margins for generic display drivers have degraded significantly in the past few years and are unlikely to return to prior levels. Accordingly, our primary goal for 2007 was to develop innovative display technologies that would allow us to create more value for customers and generate better margins for us. To this end, during 2007 we built what is arguably the strongest IP portfolio of any display driver supplier.

Our new IP includes a memory compression algorithm that enables us to reduce the memory requirements in our driver by a factor of two with negligible impact on picture quality. This allows us to cost-effectively address resolutions as high as VGA, which allows our customers to continue to bring superior visual quality to the end consumer. We have also developed image enhancement algorithms that improve color contrast, edge sharpness, and reduce background noise that can degrade picture quality. In August, we announced a partnership with VP Dynamics on RGBW technology, a new pixel and display structure for small screen devices that allows improved color image quality at higher effective resolutions while drawing lower power. We also acquired the intellectual property assets of Nuelight Corporation, including AM-OLED mura and lifetime correction technology. The acquired technology has the potential to significantly improve AM-OLED manufacturing yields by correcting non-uniform brightness and improve the lifetime of displays by correcting image sticking, problems that have impeded the adoption of AM-OLED technology into high volume consumer markets. Even though products with these newly developed technologies won't come to market until late 2008 or early 2009, taken together they enable us to bring a strong value proposition to our display customers, which they in turn can pass on to their customers in product areas such as cellular phones, MP3/4 players, GPS, portable DVD players, and games.

As a result of our successful effort to develop innovative IP, our display driver strategy for 2008 focuses in two areas: (i) differentiated TFT display drivers utilizing RGBW in conjunction with our PowerLite™ Dynamic Backlight Control and new image enhancement IP, and (ii) AM-OLED display drivers. We are off to a good start with design wins in both areas in the first quarter of 2008. We will continue to support our 2007 design wins as they ramp into production, but will no longer engage in further generic TFT, CSTN, or PM-OLED product development. We believe this strategy enables us to build a differentiated and defensible position in the small panel display market at higher gross margins.

Advanced Analog Technology
We have adopted a similar approach to our new analog product lines – to focus on products that provide excellent performance at much lower power than competitors can offer.

Seeking to capitalize on the anticipated synergy with our display driver business, we launched an LED driver product line in late 2006. Our new line of LED drivers can be controlled directly by our display driver to optimize the intensity of the backlight, rendering a high-quality image at the lowest power consumption levels. Our PowerLite™ current regulator solves one of the most significant problems associated with charge-pump based LED drivers, namely the transition between the high-efficiency state and the lower efficiency states. By lowering the drop out voltage of the driver, battery life can be extended by up to 20%. By adding an additional charge pump mode to our LED drivers, we have created efficiency improvements up to 10% over traditional offerings. While our current focus remains on driving backlight units, we expect to expand our LED product offerings into broader markets and to develop more highly-integrated power management solutions by the end of 2008.

As a result of our acquisition of Mondowave, Leadis offers innovative low-power CODECs and FM transmitters that dramatically extend battery life for the portable digital audio market. Our Gmax™ technology represents a revolution in audio systems that can reduce power consumption significantly compared to similar Class AB systems, extending battery life of portable audio devices by up to two times. Most importantly, Gmax™ extends battery runtime without compromising audio quality, while maintaining low system cost. We won our initial audio design wins in the first quarter of 2008 and are seeing a significant amount of customer interest in this technology.

In December 2007, we acquired Acutechnology Semiconductor, a provider of power management products, including linear regulators and controllers, thermal switches, battery charger controllers, and current regulators. This acquisition provides us with a portfolio of products that sell at much higher margins than our traditional products, and enables us to integrate power management functions into our LED driver, audio and touch products.

Even though just getting off the ground, our touch sensor effort has generated a lot of customer interest. We provided engineering samples of our initial products in March to alpha customers and expect to ship customer samples in the second quarter of this year. We're pleased with the initial reception to this new product family and expect first revenue, albeit very modest, before the end of the year.

Individually, we can now offer world-class power savings performance in each category. Collectively, we have created a suite of complementary products that can significantly extend our customers' portable product battery life or reduce the battery size. While we will continue adding individual pieces within each product segment, the synergy of the IP in each category allows us to work closely with customers to offer application-specific standard products (ASSPs) with high levels of integration and customization.

Conclusion
The repositioning of Leadis to provide "*Sight, Sound, Touch*" solutions based on our innovative analog and mixed-signal intellectual property is well under way. As we continue to increase our product offering, our challenge has shifted to generating design wins and realizing sales. Though I don't expect the synergy between the various product lines to have a significant impact on the bottom line until late 2008 or early 2009, the foundation that we are building puts us in a good position for the future. I hope that you can see how we have positioned ourselves to resume revenue growth this year at higher margins. I appreciate your support as Leadis continues its transformation to be a higher value analog and mixed-signal IC supplier.

Sincerely,

Antonio R. Alvarez
President and Chief Executive Office

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 000-50770

Sight Sound Touch
LEADIS.

Leadis Technology, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0547089**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
800 W. California Avenue, Ste 200 Sunnyvale, CA	**94086**
(Address of principal executive offices)	*(Zip Code)*

(408) 331-8600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing sale price of the common stock on June 30, 2007, the last day of registrant's most recently completed second fiscal quarter, as reported on The NASDAQ Global Market was approximately $79.3 million. Shares of common stock held by each executive officer and director and by each person who is known to the registrant to own 5% or more of the outstanding common stock have been excluded from this calculation in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At February 29, 2008, the registrant had 29,086,906 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the registrant's 2007 Annual Meeting of Stockholders to be held on June 4, 2008 are incorporated by reference in Part III of this Annual Report on Form 10-K.

LEADIS TECHNOLOGY, INC.

Form 10-K
For the Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, and particularly the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our financial performance or achievements to differ materially from these forward-looking statements. Forward-looking statements can often be identified by terminology such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "potential," "project" or other similar words. Except as required by law, we undertake no obligation to update or publicly revise any forward-looking statements to reflect events or circumstances after the date of this document.

ITEM 1. *BUSINESS*

Overview

We design, develop and market analog and mixed-signal semiconductor products that enable and enhance the features and capabilities of portable and other consumer electronic products. Traditionally, our core products have been mixed-signal color display drivers with integrated controllers, which are critical components of displays used in portable consumer electronic devices. Beginning in 2007, we expanded our product offerings to include light-emitting diode, or LED, drivers, power management, touch technology and consumer audio analog integrated circuits, or ICs. While we have primarily focused on the portable handset market to date, we believe our new analog products will enable us to diversify into other markets. The initial focus of this diversification strategy will be on portable consumer electronic device markets, but we anticipate later expansion into non-portable and industrial markets as our product portfolios evolve. While we expect to generate design wins and revenue from our new product initiatives during 2008, we anticipate the sale of display drivers will continue to generate the majority of our revenue in 2008. During 2007, we shipped 48.5 million units of our display driver products and 0.4 million units of LED drivers. We recorded revenue of $39.6 million.

Our goal is to be a supplier of the most power-efficient analog and mixed-signal semiconductor products for portable consumer electronic devices. As a fabless semiconductor company, we focus on design, development and marketing of our products and outsource all of the fabrication, assembly and testing of our products to outside subcontractors. We believe this concentrated focus enables us to provide our customers with critical time-to-market and product differentiation advantages while avoiding the potential customer conflicts of captive business models. To date, we have sold our products primarily to display module manufacturers, which incorporate our products into their display module subassemblies for portable handset manufacturers. Our end market customers have been concentrated among a few significant portable handset manufacturers, including Nokia Corporation, Sony Ericsson and Samsung Electronics Co., Ltd. As we expand our product portfolio to LED drivers, power management, touch technology and audio ICs, we expect our customer base will broaden to include MP3, personal media player (PMP) manufacturers and other consumer electronic markets, and that we will be selling directly to OEM and ODM manufacturers in addition to our historical display module customers.

We were incorporated in Delaware on May 15, 2000, and began commercially shipping products in the third quarter of 2002. Our principal executive offices are located in Sunnyvale, California. Our website address is *www.leadis.com.* This annual report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, are publicly available on our website without charge promptly following our filing with the Securities and Exchange Commission. In addition, a copy of this annual report is available without charge on our website at *www.leadis.com* or upon written request to: Investor Relations, Leadis Technology, Inc., 800 W. California Avenue, Suite 200, Sunnyvale, California 94086.

Industry Overview

The market for portable devices requiring display, audio, LED and touch technologies is a large market consisting of products such as portable handsets, MP3/PMP players, personal data assistants, or PDAs, handheld games, and digital still cameras. According to a leading market research company, the number of small and medium sized displays (9" or less) shipped in 2007 was nearly four billion units. To date, our business has focused primarily on the portable handset market, which remains one of the largest portable device markets. We estimate approximately 1.1 billion portable handsets were sold in 2007, representing an increase of approximately 12% compared to 2006.

As portable device manufacturers continue to introduce new products with innovative technologies and applications, such as internet videos, digital photos, GPS and advanced gaming, the display has become an increasingly important feature of these devices. Every portable device display needs a display driver. While advances in materials used to manufacture displays have played an important role in display innovation, display drivers are the critical semiconductor components that enable display functionality. The performance characteristics of a display driver are critical to the quality and visual appeal of the images and text generated on the display and the power efficiency of the portable device. Color super twisted nematic liquid crystal displays, or CSTN LCDs, and thin film transistor liquid crystal displays, or TFT LCDs, are the dominant color display technologies for portable handsets. CSTN is primarily used for mid- to low-end portable handsets because of its cost advantage, and TFT is used primarily for mid- to high-end portable handsets based on better image quality, larger size and higher resolution. In 2007, approximately 60% of all portable handsets sold contained TFT displays. Organic light emitting diode, or OLED, technology, known for its excellent display quality, has penetrated the portable device market primarily serving the subdisplays on portable flip phones and the MP3 market based on passive matrix OLED, or PMOLED, technology initially. The penetration rate for PMOLED displays in the portable handset market has slowed in recent periods due to its relatively higher cost compared to CSTN and TFT displays, and limited size. OLED is now being reintroduced in the market based on active matrix OLED, or AMOLED, technology. AMOLED displays can be made for the main screen resolution for high-end handsets. While AMOLED displays are typically still more expensive than TFT displays, handset makers are introducing phones with AMOLED displays based on better display quality and thin form factor.

Small LCD displays require a backlight unit to supply the light illuminating the screen, and each backlight unit requires LED drivers. A leading market research firm estimated the total 2007 market for LED drivers to be $925 million, with LED drivers for portable handset backlighting representing approximately three quarters of the LED driver market.

A wide variety of portable consumer electronics, including portable phone handsets, MP3 players, digital cameras and set top boxes incorporate audio integrated circuits. Achieving high fidelity audio with low power consumption in a handset generally requires a digital-to-analog converter, or DAC, that is separate from the baseband processor, and a highly efficient headphone amplifier. We estimate that the number of portable handsets sold with built-in MP3 players doubled to 50% of all handsets by the second quarter of 2007. Low power consumption is highly desirable in these units as users restrict MP3 player use to conserve battery power for phone calls. All MP3 or portable media player (PMP) products include a headphone amplifier and approximately 40% utilize a DAC outside of the MP3 microprocessor.

Display Driver Product Solutions

We offer highly-integrated, single-chip mixed-signal display drivers targeting small panel displays supporting all major display technologies. While driving a large panel display requires multiple discrete integrated circuits, or ICs, such as a display controller, DC to DC converter, and row and column drivers, our small panel display drivers integrate both analog and digital functionality into a single mixed-signal system-on-a-chip, or SoC. To date, we have focused primarily on the portable handset market, but our display driver products are suitable for use in other consumer electronic devices, including MP3 players and PDAs. Leading handset manufacturers generally require displays with varying resolutions and levels of customization within each display technology, which results in a fragmented market. As a result, display driver suppliers must be able to supply a broad spectrum of display drivers in order to be successful in our market.

To increase the value proposition of our display driver products, we are incorporating innovative technology that helps optimize the performance of the display. Our new PowerLite™ products contain a dynamic backlight control (DBC) algorithm that optimizes power consumption of the LCD display module. In traditional LCD module operation, the LED-based backlight unit drives at full power regardless of image content. By carefully controlling the backlight power and LCD driving voltages, our PowerLite™ products can reduce the power consumption up to 50% without ambient light input and more than 50% depending upon the ambient light condition.

In the third quarter of 2007, we announced an agreement with VP Dynamics of Hong Kong to license their VPW™ RGBW technology for use in our display drivers. RGBW technology adds white (transparent) subpixels to form a proprietary 4 color RGBW display of square subpixels. Higher brightness can be obtained from the backlight through the white subpixels in the case of LCD displays, or from the reflection of the ambient light on the white subpixels area. The VPW™ engine, embedded in a display driver, further enhances the perceived resolution, colors and contrast, and the technology's dual resolution driving mode further reduces power consumption in portable devices.

Our display driver product solutions for portable devices include the following:

TFT technology — Thin film transistor liquid crystal display, or TFT LCDs, have been widely used for large panel LCD applications such as notebook PCs, flat panel monitors and televisions. Use of TFT LCDs for small panel applications has gained market share quickly, particularly for mid- to high-end portable devices including portable handsets. We design, develop and market display drivers utilizing two types of TFT technology: amorphous silicon TFT (a-TFT) technology, which is now the most prevalent technology used in portable handsets, and low-temperature polysilicon (LTPS) TFT technology, an advanced form of TFT.

We currently offer 13 different TFT display drivers, and expect to introduce several new a-TFT and LTPS drivers in 2008. Our first new TFT product with our PowerLite™ solution, the LDS285, was introduced in the second quarter of 2007, and is expected to commence volume shipments in the first quarter of 2008. Sales of TFT display drivers accounted for 17% of revenue in 2007. We were awarded 15 design wins in 2007 on display drivers and expect that a significant portion of our 2008 display driver revenue will be generated from sales of a-TFT and LTPS products.

STN technology — Super twisted nematic liquid crystal display, or STN LCDs, is a widely used technology for small panel displays, particularly for displays used in portable handsets. In 2007, 74% of our revenue was derived from sales of CSTN display drivers. TFT technology has replaced STN as the dominant display technology, therefore we have and will continue to decrease our investment in STN products in favor of our TFT products, particularly those with innovative technology.

OLED technology — Organic light emitting diode, or OLED, technology, known for its excellent display quality, has penetrated the portable device market initially serving the subdisplays on portable flip phones and the MP3 market based on passive matrix OLED, or PMOLED, technology. The penetration rate for PMOLED displays in the portable handset market has slowed in recent periods due to its relatively higher cost compared to CSTN and TFT displays, and limited size. OLED is now being reintroduced in the market based on active matrix OLED, or AMOLED, technology. AMOLED displays can be made for the main screen resolution for high-end handsets. While AMOLED displays are still more expensive than TFT displays, handset manufacturers are introducing phones with AMOLED displays because they have better display quality and thin form factors. Adoption of AMOLED technology into high volume consumer markets has been hampered by major drawbacks such as poor manufacturing yields, image sticking, short life times, and differential color aging. In September 2007, we acquired technology from Nuelight Corporation that shows potential to improve AMOLED display panel manufacturing yields by correcting non-uniform brightness due to mura defects and improve the lifetime of such displays by correcting image sticking. We expect to design this technology into display driver products during 2008.

LED Driver & Power Management Product Solutions

Our initial LED driver products are focused on controlling the LED backlight of portable handsets to optimize power consumption. Small LCD displays require a backlight unit to supply the light illuminating the screen, and each backlight unit requires two to six LEDs. Historically, LED drivers have been functionally independent of the

LCD display drivers. However, as power savings becomes an increasingly significant factor in display module performance, communication between LED and LCD drivers becomes an essential requirement. Our existing line of LCD display drivers control the amount of backlight transmitted, facilitating the transformation of digital display data into visual images. Our new line of LED drivers will receive communication from the display driver and thereby control the intensity of the backlight unit required to render a high-quality image at the lowest power consumption levels. Combining our new family of LED drivers with our new PowerLite™ display drivers, we expect to be able to provide a system solution for display modules, achieving up to 50% power savings compared to current architectures.

We currently offer 12 LED driver products for portable backlighting applications. These devices are all high efficiency charge pumps that differ in the number of LEDs each can drive, the input voltages, and the current level upon each LED. Currently two of our LED drivers support our PowerLite™ power regulation feature.

In December 2007, we acquired Acutechnology Semiconductor, Inc., a developer of power management integrated circuits such as low dropout (LDO) regulators and shunt references. These products convert and regulate voltages to ensure that electronic systems operate to their best potential with the lowest possible power consumption. This acquisition adds several products to our portfolio, and will allow us to add innovative power management features to our LED driver and audio product lines.

Consumer Audio Product Solutions

In February 2007, we acquired Mondowave, Inc., a developer of semiconductor products for portable audio devices. Currently, we are offering three audio products that dramatically improve power efficiency while maintaining best in class signal-to-noise ratio (SNR) in portable audio applications such as cell phones, MP3 players, portable navigation systems and digital still cameras. Our LDS9200 product is a compact FM stereo transmitter that connects portable audio sources such as MP3 players and aftermarket satellite radios, to stereo equipment in the home or car, with no wires or line of sight required. Our LDS9302 product is an analog codec that includes a digital-to-analog converter (DAC) and amplifier that delivers excellent stereo audio performance at one-third the power dissipation of comparable devices. Ideal for portable consumer electronic devices such as MP3 players, the LDS9302 product includes a highly efficient Gmax™ stereo headphone amplifier capable of driving headphones with 50 milliwatts at 3.3 volts. The LDS9350 product combines the LDS9302 with the LDS9200, integrating a stereo FM transmitter, a low SNR stereo audio DAC and amplifier into a single solution.

Touch Sensor Technology Product Solutions

We initiated our development of touch sensor technology IC solutions in 2007. Our initial touch sensor technology products will be capacitive touch sensor ICs for buttons or slider controls. We expect engineering samples to be available in the first half of 2008.

Product Strategy

Our objective is to be a leading provider of analog and mixed-signal semiconductor products for portable and consumer electronic devices by developing and exploiting innovative technology, leveraging our display driver experience to expand to complementary products for portable devices, and making our products efficient and cost-effective. The principal elements of our strategy are to:

- *Create greater value in our display drivers.* Incorporating innovative technology into our display drivers is essential for our long term success. In 2007, we introduced a PowerLite™ solution, consisting of a dynamic backlight control algorithm, and several high-speed serial interfaces to our display driver products. In addition, by combining our new family of LED drivers with our new PowerLite™ LCD drivers, we believe we will be able to provide a system solution for display modules, further enhancing the value of our display driver products. In the third quarter of 2007, we announced an agreement with VP Dynamics to license their VPW™ RGBW technology for use in our display drivers. Our strategy in 2008 will be to develop differentiated TFT display drivers using these new technologies. We will also utilize our revitalized intellectual property offering to pursue non-recurring engineering, or NRE driven product development efforts, which will defray some of the R&D costs. We will also develop display drivers for AMOLED displays, including designs that incorporate assets and intellectual property acquired from Nuelight Corporation. We expect this strategy wil allow us to offer value driven products at improved gross margins.

- *Expand beyond display drivers.* We have leveraged our core capabilities in analog and mixed-signal product development and a strong position with portable handset makers to move into related, higher margin product areas such as LED drivers, power management, audio and touch sensor technology. Our high efficiency LED product families are the initial result of this effort. In February 2007 we acquired Mondowave, Inc., a small private company focused on low power portable audio products. In December 2007 we acquired Acutechnology Semiconductor, Inc., a small private company focused on power management solutions. Collectively, we have created a suite of complementary sight, sound and touch products that permit our customers to offer portable devices with dramatically reduced power consumption, allowing extended battery life or the use of smaller, lighter batteries. However, we expect only modest revenue in 2008 from these newer products.

- *Provide high-quality and cost-effective designs.* Our cost reduction strategy depends upon process technology migration and designing the smallest possible die size for our products. In 2007, we developed a memory compression algorithm that enables us to reduce the memory requirements in our display drivers by a factor of two with negligible impact on picture quality. Since memory can comprise as much as 40% of the die area in high resolution display drivers, this reduction in memory requirement can have a significant impact on product cost. We are designing some of our new products using a 0.15um high voltage process, and we plan to migrate to a 0.13um high voltage process for our next generation display drivers. This migration will enable us to cost-effectively incorporate more features on our products and improve our overall cost structure.

Sales and Marketing

We currently sell our display driver products to display module manufacturers, who in turn sell their display modules to portable handset manufacturers. Our audio and LED products are sold largely to manufacturers of portable handsets or consumer electronics. We focus our sales and marketing strategy on establishing business and technology relationships with both major display module manufacturers and portable handset manufacturers to allow us to work closely with them on future solutions that align with their product roadmaps. Our design engineers collaborate with display module and other subcontractor design engineers to create solutions that comply with the specifications of the portable handset manufacturers and provide a high level of performance at competitive prices. Our end customer market is highly concentrated among a few significant portable device manufacturers.

We market and sell our products through our direct sales force and sales representative firms with staff located in the United States, China, Hong Kong, Japan, Korea, and Taiwan. We also market and sell through independent distributors in China, Hong Kong, Japan, Korea, and Taiwan. We employ field application engineers to provide technical support and assistance to potential and existing customers in designing, testing and qualifying display modules or electronic designs that incorporate our products.

Customers

In 2007, our two largest customers, TPO Displays Corporation and Rikei Corporation, a sales distributor in Japan, accounted for approximately 53% and 29% of our revenue, respectively. We are actively working with other display module manufacturers on new designs and intend to continue expanding our working relationships with existing customers and cultivating new customers for our new product offerings. Even as we expand our customer base, we expect a significant portion of our revenue to be generated from sales to a limited number of customers. As a result, the loss of or significant reduction in orders from any of our largest customers could significantly reduce our revenue and adversely impact our operating results. These portable display module manufacturers supply modules incorporating our drivers to a concentrated group of significant portable handset manufacturers, including Nokia Corporation, Sony Ericsson, and Samsung Electronics. Sales to customers located in China and Japan represented approximately 58% and 29% of our total sales in 2007, respectively. Our product mix by geography will vary depending on changes in sales and design wins by customer. Please refer to Note 10 of Notes to Consolidated

Financial Statements included in this annual report for additional information regarding revenue by geographic region.

Seasonality

Our industry is focused on the portable consumer electronic products market. Due to the seasonality in this market, we typically expect to see stronger revenue growth in the second half of the calendar year than in the first half of the year. In addition to the seasonality, the portable handset market is also characterized by intense competition among a concentrated group of manufacturers, rapidly evolving technology and changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, continually evolving portable handset specifications and significant price competition. Our new product areas such as audio, LED and touch sensor technology may produce growth trends that overshadow our prior seasonal revenue patterns.

In addition, in the past, portable handset manufacturers have inaccurately forecasted consumer demand, which has led to significant changes in orders to their component suppliers. We have experienced both increases and decreases to orders within the same quarter and with limited advance notice. We expect such increases and decreases of orders to continue to occur in the future.

Manufacturing

We outsource the manufacturing, assembly and testing of our products to third parties. Our foundry suppliers fabricate our display driver products using a customized, high-voltage version of their mature and stable CMOS process technology with feature sizes of 0.15 micron and higher. Our principal foundry suppliers are Seiko Epson in Japan, Silterra Malaysia Sdn.Bhd. in Malaysia and United Microelectronics Corporation in Taiwan, but we may use other foundry suppliers in the future as our product portfolio expands. Our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our products. In addition, we benefit from our suppliers' manufacturing expertise, and from the flexibility to select those vendors that we believe offer the best capability and value. To the extent our foundry suppliers experience poor yield rates or tightened capacity conditions, we may be unable to meet our customers' demand requirements and our business may be harmed.

Following wafer fabrication processing, our wafers are shipped from the foundries to assembly and testing contractors, where they are electrically tested and assembled onto tape carrier packages for certain devices. We develop and control all product test programs used by our subcontractors. These test programs are developed based on product specifications, thereby maintaining our control over the performance of our devices. We currently rely primarily on Chipbond Technology Corporation, International Semiconductor Technology Ltd. and King Yuan Electronics Co., Ltd., each located in Taiwan, to assemble and test our products. As our product portfolio expands, we may use additional assembly and testing contractors. To the extent these contractors experience heightened demand for their services, we may be unable to secure sufficient testing and assembly capacity to meet our customers' product demand requirements. While our testing contractors currently ship our products directly to our customers, we may in the future ship products to customers out of our own facility.

Inventory

We manage inventories by forecasting product-by-product demand based upon our industry experience and communications with our customers. We place manufacturing orders for our products that are based on this forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. Depending upon the level of demand for our products and demand for products incorporating our devices, we may maintain substantial inventories of our products in order to be able to meet demand on a timely basis. In addition, any cancellation, modification or delay in shipments in the future may impact our inventory levels.

Research and Development

We conduct our display driver design and development activities in Korea and in 2007, we added engineering staff in the United States to support our audio, LED and touch technology development objectives. As we expand our product base, we may add additional research and development capacity in other locations to maintain close proximity to customers, access experienced engineers and contain costs. We believe that our continued commitment to research and development and timely introduction of new and enhanced products is integral to maintaining our competitive position. As a result, we expect to continue to allocate significant resources to these efforts. Our total expenditures for research and development were $18.6 million for 2007, $13.8 million for 2006, and $14.5 million for 2005.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark, trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and proprietary information through agreements with our customers, suppliers, employees and consultants. As of December 31, 2007, we had twenty-seven U.S. patent applications pending, twenty-six foreign patent applications pending, and had been issued thirteen U.S. patents and four patents in Korea. These patent applications and issued patents cover our intellectual property contained in our display drivers, LED drivers, audio, power management and touch sensor technology products. We expect to file additional patent applications covering our intellectual property. We cannot assure you that any patents will be issued to us as a result of our pending or future applications or that any patent issued will provide substantive protection for the technology or product covered by it.

While we intend to protect our intellectual property rights vigorously, we cannot assure you that these efforts will be successful. Despite our precautions, a third party may copy or otherwise obtain and use our products, technology or processes without authorization, or may independently develop similar technology. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign jurisdictions. We cannot assure you that the measures we have implemented to prevent misappropriation or infringement of our intellectual property will be successful.

Competition

The markets for semiconductors generally, and portable electronics integrated circuits in particular, are intensely competitive. We believe that the principal competitive factors in our market include cost, design times, operating performance, level of integration, design customization, manufacturing expertise and quality. We believe our solutions compete favorably across these factors. However, many of our current and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. We anticipate that the market for our products will be subject to rapid technological change.

Many portable device display module manufacturers are affiliated with vertically integrated electronics companies. Some of these companies also have semiconductor design and manufacturing resources for developing display drivers. We typically compete with these captive semiconductor suppliers as well as independent semiconductor suppliers. Captive semiconductor suppliers with which we compete include semiconductor divisions of Samsung Electronics Co., Ltd., Seiko Epson Corporation, Sharp Electronics Corporation and Toshiba Corporation. The major independent suppliers of display drivers with which we compete include Himax Technologies, Ltd., MagnaChip Semiconductor Ltd., NEC Corporation, Novatek Microelectronics Corp., Ltd., Renesas Technology Corp., Sitronix Technology Corporation, and Solomon Systech Limited.

The competitors for our LED drivers include Advanced Analogic Technologies, Inc., Linear Technology Corporation, Maxim Integrated Products, Inc., Micrel Incorporated, National Semiconductor Corporation, and Texas Instruments Incorporated.

The competitors for our audio products include AKM Semiconductor, Inc., Cirrus Logic, Inc., Maxim Integrated Products, National Semiconductor, Rohm Electronics, Co. Ltd., Texas Instruments, STMicroelectronics and Wolfson Microelectronics plc.

Employees

As of December 31, 2007, we had 184 employees, including 98 in research and development, 22 in operations and 64 in sales, marketing, general and administrative functions. By region, 54 of our employees were located in the United States, 84 in Korea and 46 in other parts of Asia. None of our employees is covered by a collective bargaining agreement. We believe we have good relations with our employees.

Financial Information by Geographic Location

We operate in a single industry segment: the design, development and marketing of mixed-signal semiconductors that enable and enhance the features and capabilities of portable consumer electronic products. We currently generate all of our revenue from customers in Asia and Japan. Related information is included in Note 10 of Notes to Consolidated Financial Statements.

ITEM 1A. *RISK FACTORS*

You should carefully consider the risks described below as well as the other information contained in this annual report on Form 10-K in evaluating our company and our business. The risks and uncertainties described below may not be the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition and results of operations would be impaired. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We depend on a small number of key customers for substantially all of our revenue and the loss of, or a significant reduction in orders from, any key customer would significantly reduce our revenue and adversely impact our operating results.

Our primary source of revenue comes from the sale of display drivers to display module manufacturers serving the portable handset market. Historically, substantially all of our revenue has been generated from sales to a very small number of customers. During fiscal 2007, our top two customers, TPO Displays Corporation and Rikei Corporation, accounted for approximately 82% of our revenue. The loss of, or a reduction in purchases by, any of our key customers would likely harm our business, financial condition and results of operations. Our market has a relatively small number of potential customers and we expect this market concentration to continue for the foreseeable future. Therefore, even as we seek to broaden our customer base we expect that our operating results will likely continue to depend on sales to a relatively small number of customers, though we expect that the specific customers that represent a significant portion of our revenue will fluctuate from period to period. As we seek to expand our business to other product lines, we will need to achieve design wins at new customers to whom we have not previously sold products. As further discussed in a risk factor below, because our sales to these customers are made pursuant to standard purchase orders rather than contracts, orders may be cancelled or reduced more readily than if we had long-term purchase commitments with these customers. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business.

Consolidation in our customers' industries may result in increased customer concentration and the potential loss of customers. In 2006, the business of Philips MDS, one of our largest customers, merged with Toppoly Optoelectronics Corporation, another customer, to form TPO Displays Corporation. In addition, some of our customers may have efforts underway to actively diversify their supply chain, which could reduce their purchases of our products.

Our customers include our products in displays sold to a small number of handset manufacturers, and the loss of business by our customers with these handset manufacturers could adversely affect our business.

Nearly all our display driver products are used for displays sold for use in portable handsets manufactured by a concentrated group of handset manufacturers. Moreover, the large majority of our display driver products are used in handsets manufactured by Nokia Corporation. To the extent any of our module display customers lose some or all of their business with the portable handset manufacturers to which they supply modules containing our products, and Nokia in particular, our business would be adversely affected. Even if our products are included in portable handsets sold to handset manufacturers, the particular portable handset device may ultimately not be marketed and sold successfully to consumers, which could cause us to lose sales we had anticipated.

Our efforts to expand our product portfolio and enter into new markets have attendant execution risk.

Until recently, our products have been display drivers for small panel displays used in portable handsets or MP3 players. One of our corporate strategies, however, involves leveraging our core strengths in analog and mixed-signal design to expand into new markets. In 2007, we announced our intention to develop and sell light emitting diode, or LED, drivers and touch technology sensor products. We recorded our first sales of LED drivers in the third quarter of 2007. In February 2007, we acquired Mondowave, Inc., a developer of semiconductor products for consumer audio applications, and in December 2007 we acquired Acutechnology Semiconductor, Inc., a maker of power management analog integrated circuits. We have increased our operating expenses and will likely continue to expend substantial resources, including cash, in developing new and additional products for these and, potentially, other new markets. We may experience unforeseen difficulties and delays in developing these products, as well as defects upon production, and our products may not achieve market acceptance. We do not have a long history in these markets, and our lack of market knowledge relative to other participants in such markets may prevent us from competing effectively in them. Moreover, it is possible that our competitive strengths will not translate effectively into these markets, or that these markets will not develop at the rates we anticipate. Any of these events could negatively affect our future operating results.

We may undertake acquisitions to expand our business that may pose risks to our business, reduce our cash balance and dilute the ownership of our existing stockholders.

As part of our growth and product diversification strategy, we evaluate and pursue opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. In February 2007, we acquired Mondowave, Inc., a privately held semiconductor company specializing in consumer audio applications. In the third quarter of 2007, we acquired the intellectual property of Nuelight Corporation, including technology that shows potential to improve manufacturing yields in AMOLED displays. In December of 2007, we acquired Acutechnology Semiconductor, Inc., a privately held semiconductor company specializing in power management products. The acquisition of these companies and technology and any acquisitions that we may make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

- problems integrating the acquired operations, technologies or products with our existing business and products;
- diversion of management's time and attention from our core business;
- need for financial resources above our planned investment levels;
- difficulties in retaining business relationships with suppliers and customers of the acquired company;
- risks associated with entering markets in which we lack prior experience or relationships; and
- potential loss of key employees of the acquired company.

Such acquisitions also could cause us to expend a substantial portion of our cash balances, incur debt or contingent liabilities, incur accounting charges, or cause us to issue equity securities that would reduce the ownership percentages of existing stockholders, which could impair our financial position. We may not realize the anticipated benefits of any acquisition or investment. In addition, any future acquisitions may not be favorably received by investors or securities analysts, which could cause declines in our stock price.

If we are unable to timely develop new and enhanced products that achieve market acceptance, our operating results and competitive position could be harmed.

Our future success will depend on our ability to develop new display drivers, LED and power management integrated circuits, audio components and touch sensor products, as well as product enhancements, that achieve timely and cost-effective market acceptance. The development of our products is highly complex, and we have experienced, and in the future may experience, delays in the development and introduction of new products and product enhancements. In addition, because we sell our display driver products to display module manufacturers, we have limited visibility into the specification requirements of the portable handset manufacturers, making it more difficult for us to influence or predict future technology requirements. We often incur significant expenditures on the development of a new product without any assurance that a display module manufacturer or handset manufacturer will select our product for design into its own product. Once a customer designs a competitor's product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers typically involves significant cost, time, effort and risk for the customer.

Successful product development and market acceptance of our products depend on a number of factors, including:

- accurate prediction of changing requirements of customers within the portable device and small panel display markets;
- timely completion and introduction of new designs, including low-cost versions of existing products;
- timely qualification and certification of our drivers for use in our customers' products;
- the prices at which we are able to offer our products;
- quality, performance, power use and size of our products as compared to competing products and technologies;
- successful integration of the display module, including components supplied by other suppliers;
- commercial acceptance and commercial production of the devices into which our products are incorporated;
- achievement of acceptable manufacturing yields;
- interoperability of our products with other display module components;
- our customer service and support capabilities and responsiveness;
- successful development of our relationships with existing and potential customers;
- our ability to retain, train and manage new suppliers and sales representatives and distributors;
- portable service providers' demand for handsets incorporating our products; and
- changes in technology, industry standards or end-user preferences.

We cannot assure you that products we recently developed, or products we may develop in the future, will achieve market acceptance. Our audio, LED driver and touch sensor technology products have not been awarded any significant design wins to date. If these products fail to achieve market acceptance, or if we fail to develop new products that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected. For example, delays in product introductions in 2006 and lack of design wins harmed our financial results in 2007. While new display driver design wins in 2007 may improve our long-term sales outlook, we cannot assure you that the resulting product introductions will occur timely, nor can we assure you that these new introductions will generate sufficient sales to offset expected declines on older products.

We are dependent on sales of a small number of products, and the absence of continued market acceptance of these products could harm our business.

Historically, we have derived all of our revenue from a limited number of display driver products primarily used in portable handset displays, and we expect to continue to derive a substantial portion of our revenue from these or related products in the near term. As a result, in the short term, a decline in market demand for one or more of our display driver products, or the failure of one or more of our display driver products to gain broad market acceptance, could result in a significant decline in revenue and reduced operating results. Our display product portfolio has traditionally been heavily weighted toward products based on color super twisted nematic liquid crystal display, or CSTN technology. The market has transitioned away from CSTN in favor of thin film transistor, or TFT, devices. In 2008, we intend to place a greater emphasis on development of TFT and AM-OLED display drivers, and market acceptance of these products is critical to our business and financial results. We will also focus on the development of new LED drivers, audio and touch sensor integrated circuits and market acceptance of these new products is critical to our long-term success.

The average selling prices of our products tend to decline over time, often rapidly, and if we are unable to develop successful new products in a timely manner, our operating results will be harmed.

The portable electronic device market, and in particular the portable handset market, is extremely cost sensitive, which has resulted, and may continue to result, in declining average selling prices of portable handset components. The products we develop and sell are used for high volume applications and the average selling prices tend to decline, often rapidly, over the life of the product. We expect similar trends with respect to our new LED drivers and audio products. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. In recent periods, we experienced significant declines in the average selling prices of our display driver products, which also harms our gross margins. Our average selling price declined from $0.86 in the fourth quarter of 2006 to $0.72 in the fourth quarter of 2007, a decline of 16%. As our product mix becomes more diverse, our average selling price for any period is also impacted by our mix of products sold for that period. In recent periods our mix of products sold has been weighted more heavily toward more mature products that command a lower price, which has reduced our average selling price. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our production costs. If we are unable to offset reductions in our average selling prices by timely introducing new products at higher average prices or reducing our production costs, our operating results will suffer.

If we are unable to comply with evolving customer specifications and requirements, customers may choose other products instead of our own.

Our display driver products are incorporated in display modules, which must comply with portable handset manufacturers' continually evolving specifications. Similarly, our new LED drivers and audio products will need to satisfy certain performance specifications of portable handset or electronic device manufacturers. Our ability to compete in the future will depend on our ability to comply with these specifications. We must continue to incorporate additional features and advanced technology into our products to be successful. In addition, as we seek to add new customers, we will need to comply with new and different specifications and quality standards. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant specifications. If our products are not in compliance with prevailing specifications for a significant period of time, we could miss opportunities to have customers choose our products over those of our competitors early in the customer's design process, which is known as a design win. Loss of design wins could harm our business because display module manufacturers and portable handset and electronic device manufacturers typically do not change suppliers once a device has been designed. In addition, loss of a design win may make it more difficult to obtain future design wins with the manufacturer. We may not be successful in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances requires substantial time and expense and may not be successful, which would harm our competitive position.

Our business is highly dependent on the portable consumer electronics market, which is highly concentrated and characterized by significant price competition, short product life cycles, fluctuations in demand, and seasonality, any of which could negatively impact our business or results of operations.

Nearly all of our 2007 revenue was generated from sales of display drivers for use in portable handsets. We anticipate that a significant portion of sales of our new LED drivers and audio products also will be for use in portable handsets. The portable handset market is characterized by intense competition among a concentrated group of manufacturers, rapidly evolving technology, and changing consumer preferences. These factors result in the frequent introduction of new products, significant price competition, short product life cycles, and continually evolving portable handset specifications. If we, our customers or portable handset manufacturers are unable to manage product transitions, our business and results of operations could be negatively affected. For example, a faster than anticipated ramp down of a mature program negatively impacted our revenue in 2007. Our business is also dependent on the broad commercial acceptance of the portable handsets into which our devices are incorporated. Even though we may achieve design wins, if the portable handsets incorporating our products do not achieve significant customer acceptance, our revenue will be adversely affected.

We expect our business to be subject to seasonality and varying order patterns in the portable handset market. In the portable handset market, demand is typically stronger in the second half of the year than the first half of the year. However, in the past portable handset manufacturers inaccurately forecasted consumer demand, which led to significant changes in orders to their component suppliers. We have experienced both increases and decreases in orders within the same quarter and with limited advance notice, and we expect such increases and decreases to occur in the future.

Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business. If we, or our customers, are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenue from such products would be adversely affected and this may damage our reputation with our customers and the portable handset manufacturers. Conversely, if our customers or the portable handset manufacturers overestimate consumer demand, they may reduce their orders or delay shipments of our products from amounts forecasted, and our revenue in a particular period could be adversely affected.

We have incurred losses in prior periods and will incur losses in the future.

We incurred net losses of $11.4 million, $11.9 million, and $30.9 million in 2005, 2006, and 2007 respectively. We expect to continue to incur net operating losses for the next several quarters as we invest in the development and expansion of our business to new products and markets. Our ability to return to or sustain profitability on a quarterly or annual basis in the future depends in part on our ability to develop new products, the rate of growth of our target markets, the competitive position of our products, the continued acceptance of our customers' products, and our ability to manage expenses. We may not again achieve or sustain profitability on a quarterly or annual basis.

Our revenue has fluctuated significantly from quarter to quarter and year to year, so you should not rely on the results of any past periods as an indication of future revenue performance or growth.

In the past, we have experienced significant revenue fluctuation from quarter to quarter and year to year. While our revenue increased 58% in 2006 compared to 2005, we experienced a 61% decline in revenue in 2007 compared to 2006. Accordingly, you should not rely on the results of any prior periods as an indication of our future revenue growth or financial results.

Our quarterly financial results fluctuate, which leads to volatility in our stock price.

Our revenue and operating results have fluctuated from quarter to quarter in the past and may continue to do so in the future. As a result, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. Fluctuations in our revenue and operating results could negatively affect the trading price of our stock. In addition, our revenue and results of operations may, in the future, be below the expectations of analysts and investors, which could cause our stock price to decline. Factors that are likely to cause our revenue and operating results to fluctuate include the risk factors discussed throughout this section.

Our products are complex and may require modifications to resolve undetected errors or failures, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our products are highly complex and have contained, and may in the future contain, undetected errors or failures when first introduced or as new revisions are released. If we deliver products with errors or defects, we may incur additional development, repair or replacement costs, our margin rates will suffer, and our credibility and the market acceptance of our products could be harmed. Defects in our products could also lead to liability as a result of lawsuits against us or our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our products must interoperate with the components supplied to our customers by other suppliers.

Our small panel display drivers, audio and LED driver products comprise only part of a complex electronics system manufactured by our customers. As a result, these products must operate according to specifications with the other components in the system. For example, in a display subassembly our display drivers are attached to the display glass and must interoperate with the glass efficiently. Our audio products must generally interoperate with a third party microprocessor. If other components of the electronic system fail to operate efficiently with our products, we may be required to incur additional development time and costs optimizing the interoperability of our products with the other components. Additionally, if other components of the system contain errors or defects that cannot be corrected in a timely fashion, the customer may delay or cancel production of its system, adversely impacting our sales.

Failure to transition to new manufacturing process technologies could adversely affect our operating results and gross margin.

To remain competitive, we strive to manufacture our drivers using increasingly smaller geometries and higher levels of design integration. Our strategy is to utilize the most advanced manufacturing process technology appropriate for our products and available from our third-party foundry contractors. Use of advanced processes may have greater risk of initial yield problems and higher production costs. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. In the past, we have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. Moreover, we are dependent on our relationships with our third-party manufacturers to successfully migrate to smaller geometry processes. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our gross margin and our operating results.

Our limited operating history makes it difficult for us to accurately forecast revenue and appropriately plan our expenses.

We were formed in May 2000 and had our initial meaningful shipments of display driver products in the third quarter of 2002. As a result, we have limited historical financial data from which to predict our future revenue and expenses. We have not yet had meaningful shipments of our initial LED, audio or touch sensor products. Moreover, because we do not sell our display drivers directly to portable handset manufacturers, we have limited visibility into their order patterns and sales of their products. Due to our limited operating history and limited visibility into portable handset manufacturers' demand, it is difficult to accurately forecast our future revenue. The rapidly evolving nature of the portable handset and portable electronic device markets and other factors that are beyond our control also limit our ability to accurately forecast revenue and expenses. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenue.

If we fail to accurately forecast customer demand, we may have excess or insufficient inventory, which may increase our operating costs and harm our business.

We will sell our audio, LED and touch products to manufacturers of portable handsets. We sell our display drivers to display module manufacturers who integrate our drivers into the displays that they supply to handset manufacturers. We have limited visibility as to the volume of our products that our customers are selling to their customers or carrying in their inventory. If our customers have excess inventory or experience a slowing of products sold through to their end customers, it would likely result in a slowdown in orders from our customers and adversely impact our future sales. Moreover, to ensure availability of our products for our customers, in some cases we start the manufacturing of our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed by our customers, we may end up with excess inventory that we cannot sell, which would harm our financial results. This inventory risk is exacerbated because many of our display driver products are customized, which hampers our ability to sell any excess inventory to the general market.

Our customer orders are subject to cancellation, reduction or delay in delivery schedules, which may result in lower than anticipated revenue.

Our sales are generally made pursuant to standard purchase orders rather than long-term purchase commitments. These purchase orders may be cancelled or modified or the shipment dates delayed by the customer. Although we have not in the past experienced significant cancellations of orders, we may in the future experience such cancellations. We have in the past experienced, and may in the future experience, delays in scheduled shipment dates, which have on occasion resulted, and may in the future result, in our recognizing revenue in a later period than anticipated. We have also experienced reductions to previously placed purchase orders. Any cancellation, modification or delay in shipments in the future may result in lower than anticipated revenue.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The markets for semiconductors generally, and small panel display drivers in particular, are intensely competitive, and we expect competition to increase and intensify in the future. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenue and operating results. The major independent semiconductor suppliers with which we may compete for sales of our display drivers include Himax Technologies, Ltd., MagnaChip Semiconductor Ltd., NEC Corporation, Novatek Microelectronics Corp., Ltd., Renesas Technology Corp., Sitronix Technology Corporation, and Solomon Systech Limited. Additionally, many portable device display module manufacturers are affiliated with vertically integrated electronics companies. Some of these companies also have semiconductor design and manufacturing resources for developing display drivers. Captive semiconductor suppliers with which we may compete include semiconductor divisions of Samsung Electronics Co., Ltd., Seiko Epson Corporation, Sharp Electronics Corporation and Toshiba Corporation.

Competitors for our LED drivers include Advanced Analogic Technologies, Inc., Linear Technology Corporation, Maxim Integrated Products, Inc., Micrel Incorporated, National Semiconductor Corporation, and Texas Instruments Incorporated.

Competitors for our audio products include AKM Semiconductor, Inc., Cirrus Logic, Inc., Maxim Integrated Products, National Semiconductor, Rohm Electronics, Co. Ltd., Texas Instruments, STMicroelectronics and Wolfson Microelectronics plc.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain wafer fabrication capacity when we are unable to do so. Any of these factors could cause us to be at a competitive disadvantage to our existing and potential new competitors.

We face competition from businesses related to our customers, which could harm our business.

Our direct customers for our display drivers are display module manufacturers serving the portable handset market. One customer, Samsung SDI, and some of our Japanese end customers, are affiliated with corporate organizations that have a division that designs, manufactures and sells display drivers that compete with our products. To the extent these customers choose to replace our products with an affiliate's products, our business will be negatively impacted.

We rely on a limited number of independent foundries and subcontractors for the manufacture, assembly and testing of our chipsets and on third party logistics providers to ship products to our customers. The failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

As a fabless semiconductor company, we do not have our own manufacturing or assembly facilities and have limited in-house testing facilities. As a result, we rely on third-party vendors to manufacture, assemble and test the products that we design. We primarily rely on Seiko Epson in Japan, Silterra Malaysia Sdn Bhd. in Malaysia, and United Microelectronics Corporation in Taiwan to produce our display driver products. We also rely on Chipbond Technology Corporation, International Semiconductor Technology Ltd. and King Yuan Electronics Co., Ltd, each located in Taiwan, to assemble and test our display driver products. We may use different vendors for the production and testing of our LED and audio products. If our current or future vendors do not provide us with high-quality products, services and/or production and test capacity in a timely manner, or if the relationship with one or more of these vendors is terminated, we may be unable to obtain satisfactory replacements and/or we may be unable to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited.

We face risks associated with relying on third-party vendors for the manufacture, assembly and testing of our products.

We face significant risks associated with relying on third-party vendors, including:

- reduced ability to increase production and achieve acceptable yields on a timely basis;
- reduced control over delivery schedules and product quality;
- limited warranties on wafers or products supplied to us;
- limited ability to obtain insurance coverage for business interruptions related to contractors;
- increased exposure to potential misappropriation of our intellectual property;
- shortages of materials that foundries use to manufacture our products;
- labor shortages or labor strikes;
- political instability in countries where contractors are located; and
- actions taken by our subcontractors that breach our agreements.

We do not have long-term supply contracts with our third-party manufacturing vendors and they may allocate capacity to other customers and may not allocate sufficient capacity to us to meet future demands for our products.

We currently do not have long-term supply contracts with any of our third-party contractors. As a result, none of our third-party contractors is obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. Moreover, none of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. We provide our foundry contractors with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Our foundry contractors use raw materials in the manufacture of wafers used to manufacture our products. To the extent our foundry contractors experience shortages of these wafers, we may be unable to obtain capacity as required. In addition, the price of our wafers will fluctuate based on changes in available industry capacity. Our foundry, assembly and test contractors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice or increasing the prices they charge us. These foundry, assembly and test contractors may reallocate capacity to other customers that are larger and better financed than us or that have long-term agreements or relationships with these foundries or assembly and test contractors, which would decrease the capacity available to us. Moreover, to the extent we decide to, or are required to, change contractors we will face risks associated with establishing new business relationships and capacity. To secure manufacturing capacity at our foundry, assembly and test suppliers we may be required to make substantial purchase commitments or prepayments in future periods or enter into agreements that commit us to purchase minimum quantities in order to secure capacity or to achieve favorable prices. While we currently do not have plans for long-term agreements with any of our suppliers, we may enter into such agreements in the future, which could reduce our cash flow and subject us to risks of excess inventory or service costs.

Failure to achieve expected manufacturing yields for existing and/or new products would reduce our gross margin and could adversely affect our ability to compete effectively.

We have experienced, and may again experience, manufacturing yields that were less than we had anticipated. Semiconductor manufacturing yields are a function of product design, which is developed largely by us, and process technology, which is typically developed by our third-party foundries. As low manufacturing yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify sensitivities relating to the design processes used. As a result, yield problems may not be identified until well after the production process has begun. Any decrease in manufacturing yields could result in an increase in our manufacturing costs and decrease our ability to fulfill customer orders in a timely fashion. This could potentially have a negative impact on our revenue, our gross margin, our gross profit, and our customer relationships. The manufacturing yields for new products tend to be lower initially and increase as we achieve full production. The short product life cycles of our display drivers require us to develop new products faster and to manufacture these products for shorter periods of time. In many cases, these shorter manufacturing periods will not reach the longer, higher volume manufacturing periods conducive to higher manufacturing yields and declining costs. We also face the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. A significant number of product returns due to a defect or recall could damage our reputation and result in our customers working with our competitors.

The semiconductor industry is highly cyclical, and our operating results may be negatively impacted by downturns in the general semiconductor industry.

Our business is impacted by the cyclical nature of the semiconductor industry. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales, reduce our profitability or result in losses for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

Any disruption to our operations or the operations of our foundry, assembly and test contractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

Our corporate headquarters are located in California. In addition, a substantial portion of our engineering operations and the third-party contractors that manufacture, assemble and test our products are located in the Pacific Rim. The risk of losses due to an earthquake in California and the Pacific Rim is significant due to the proximity to major earthquake fault lines. The occurrence of earthquakes or other natural disasters could result in disruption of our operations and the operations of our foundry, assembly and test contractors.

We rely on our key personnel to manage our business, and to develop products, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. Our future success will also depend on our ability to retain the services of our key personnel, developing their successors and effectively managing the transition of key roles when they occur. If we lose any of our key technical or senior management personnel, or are unable to fill key positions, our business could be harmed. There are a limited number of qualified technical personnel with significant experience in the design, development, manufacture, and sale of analog integrated circuits, and we may face challenges hiring and retaining these types of employees. Our ability to expand our operations to meet corporate growth objectives depends upon our ability to hire and retain additional senior management personnel and qualified technical personnel.

Our inability to effectively manage growth in our operations may prevent us from successfully expanding our business.

We expanded our operations in 2007 to include LED, audio and touch technology products. As a result of these new ventures, we have increased the scope and complexity of our operations, expanded our workforce, and partnered with new sales representatives and distributors. This growth places a significant strain on our management personnel, systems and resources. In addition, we anticipate that we will continue to implement a variety of new and upgraded operational and financial systems, procedures and controls. We also will need to continue to expand, train, manage and motivate our workforce, manage multiple suppliers, sales representatives and distributors and greater levels of inventories, which will add complexity to our business operations. If we are unable to effectively manage our expanding operations, our business could be materially and adversely affected.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of December 31, 2007, we had twenty-seven U.S. patent applications pending, twenty-six foreign patent applications pending and had been issued thirteen U.S. patents and four Korea patents relating to our display driver, LED driver, audio, power management, and touch sensor products and technology. Our pending patent applications and any future applications may not result in issued patents and any issued patents may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Although we are not currently a party to legal action alleging our infringement of third-party intellectual property rights, in the future we may receive letters from various industry participants alleging infringement of patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling products or using technology that contain the allegedly infringing intellectual property;
- pay damages to the party claiming infringement;
- attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and
- attempt to redesign those products that contain the allegedly infringing intellectual property.

In the future, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. We may also initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products. This practice may subject us to significant indemnification claims by our customers or others.

We have significant international activities and customers, and plan to continue such efforts, which subjects us to additional business risks including increased logistical complexity, political instability and currency fluctuations.

We are incorporated and headquartered in the United States, and we have international subsidiaries in Korea, the Cayman Islands, Hong Kong and Japan. We have engineering and marketing personnel in Korea and marketing and/or operations personnel in China, Hong Kong, Japan, and Taiwan. All of our revenue to date has been attributable to customers located outside of the United States. We anticipate that all or substantially all of our revenue will continue to be represented by sales to customers in Asia. In addition, we anticipate that any growth of our business will involve international locations, which may include locations in which the Company does not currently do business. Our international operations are subject to a number of risks, including:

- increased complexity and costs of managing international operations;
- protectionist and other foreign laws and business practices that favor local competition in some countries;
- difficulties in managing foreign operations, including cultural differences;
- difficulty in hiring qualified management, technical sales and applications engineers;
- potentially reduced protection for intellectual property rights;
- inadequate local infrastructure;
- multiple, conflicting and changing laws, regulations, export and import restrictions, and tax schemes;
- potentially longer and more difficult collection periods and exposure to foreign currency exchange rate fluctuations; and
- political and economic instability.

Any of these factors could significantly harm our future sales and operations and, consequently, results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Our determination of our tax liability is always subject to review by applicable domestic and international tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Difficulties in collecting accounts receivable could result in significant charges against income and the deferral of revenue recognition from sales to affected customers, which could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses and to downturns in the economy and the industry. In addition, difficulties in collecting accounts receivable or the loss of any significant customer could materially and adversely affect our financial condition and results of operations. As we seek to expand our customer base, it is possible that new customers may expose us to greater credit risk than our existing customers. Accounts receivable owed by foreign customers may be difficult to collect. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may be required to defer revenue recognition on sales to affected customers, which could adversely affect our operating results. We may have to record additional allowances or write-offs and/or defer revenue on certain sales transactions in the future, which could negatively impact our financial results.

Funds associated with certain of our auction rate securities may not be accessible for in excess of twelve months and our auction rate securities may experience an other than temporary decline in value, which would adversely affect our income.

Our marketable securities portfolio, which totals $34.3 million, includes auction rate securities (ARS) of $6.5 million (at cost) as of December 31, 2007. ARS are securities that are structured with short-term interest rate reset dates of generally less than ninety days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par, in a modified Dutch auction process. If sell orders exceed buy orders in the auction, the auction is said to "fail." The funds associated with failed auctions will not be accessible and a fair market value not established until a successful auction occurs, a buyer is found outside of the auction process, or the underlying securities have matured. As of December 31, 2007, there had been no failed auctions in our ARS, and therefore the fair value of these securities approximated their $6.5 million carrying value. Subsequent to December 31, 2007, we sold $3.5 million of ARS, but we have experienced first failed auctions in $3.0 million of ARS holdings in our portfolio in February 2008. These ARS are securitized packages of student loans whose repayment is guaranteed by the federal government under the Federal Family Education Loan Program. They are issued by nonprofit state higher education organizations of Montana, Kentucky, and Mississippi and are rated Aaa by Moody's Investor Services. Although we believe that any decline in the fair market value of these securities is temporary, there is a risk that a decline in value may ultimately be deemed to be other than temporary. In the future, should we determine that the decline in value of these auction rate securities is other than temporary, it would result in a loss being recognized in our statement of operations, which could be material. As our ability to liquidate the remaining $3 million of ARS in the next twelve months is uncertain, we have classified those securities with failed auctions as long-term investments in our consolidated balance sheet. If conditions in the credit markets deteriorate further causing auctions to fail again on these securities, the funds associated with these securities may also not be accessible for in excess of twelve months.

We may need to raise additional capital, which might not be available or which, if available, may be on terms that are not favorable to us.

We believe our existing cash and marketable securities will be sufficient to meet our working capital, capital expenditures and other needs for at least the next twelve months. However, we have experienced negative cash flows in 2006 and 2007, and we expect cash flow to be negative in 2008. In the future, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise additional funds, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business, operating results and financial condition.

Our stock price is volatile, which could result in substantial losses for investors and significant costs related to litigation.

The trading price of our common stock is highly volatile. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly variations in revenue or operating results;
- failure to meet the expectations of securities analysts or investors with respect to our financial performance;
- changes in financial estimates by securities analysts;
- announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;
- publicity about our company or our products or our competitors;
- announcements by portable handset manufacturers;
- actual or anticipated fluctuations in our competitors' operating results or changes in their growth rates;
- additions or departures of key personnel;
- the trading volume of our common stock;
- any future sales of our common stock or other securities; and
- stock market price and volume fluctuations of publicly-traded companies in general and semiconductor companies in particular.

Investors may be unable to resell their shares of our common stock at or above their purchase price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities, such as the lawsuit filed against us in March 2005. This securities litigation, and any other such litigation, may result in significant costs and diversion of management's attention and resources, which could seriously harm our business and operating results.

We currently are, and in the future may be, subject to securities class action lawsuits due to decreases in our stock price.

We are at risk of being subject to securities class action lawsuits if our stock price declines substantially. Securities class action litigation has often been brought against a company following a decline in the market price of its securities. For example, on March 2, 2005, a securities class action suit was filed in the United States District Court for the Northern District of California against us, certain of our officers and our directors. The complaint alleges the defendants violated the Securities Act of 1933 by making allegedly false and misleading statements in the registration statement and prospectus filed on September 16, 2004 for our initial public offering. A similar additional action was filed on March 11, 2005 and the court consolidated the two actions. The consolidated complaint seeks unspecified damages on behalf of a class of purchasers that acquired shares of our common stock pursuant to our registration statement and prospectus. The District Court granted defendants' Motion to Dismiss the complaint, with prejudice, and a judgment was entered in favor of all defendants. The plaintiffs appealed the decision to the United States Court of Appeals for the Ninth Circuit. The parties are currently awaiting the decision of the Court of Appeals, We cannot predict the outcome of this lawsuit. This securities litigation, and any other such litigation, may result in significant costs and diversion of management's attention and resources, which could seriously harm our business and operating results.

Our principal stockholders have significant voting power and may influence actions that may not be in the best interests of our other stockholders.

We believe that our executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, beneficially own approximately 35% of our outstanding common stock as of December 31, 2007. As a result, these persons, acting together, may have the ability to exert substantial influence over matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. This concentration of beneficial ownership could be disadvantageous to other stockholders whose interests are different from those of our executive officers, directors, and 5% shareholders. For example, our executive officers and directors, acting together with a few stockholders owning a relatively small percentage of our outstanding stock, could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, on January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," which requires that we record compensation expense in our statement of operations for share-based payments, such as employee stock options, using the fair value method. The adoption of this new standard had, and will continue to have, a significant effect on our reported earnings, and could adversely impact our ability to provide accurate guidance on our future reported financial results due to the variability of the factors used to estimate the values of share-based payments. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period, which could negatively affect our stock price.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements could be impaired and any failure to maintain our internal controls and provide accurate financial statements could cause our stock price to decrease substantially.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We have incurred, and expect to continue to incur, substantial expense and to devote significant management resources to Section 404 compliance. The Section 404 compliance costs are relatively fixed, therefore compliance costs increase as a percentage of revenue with declines in revenue such as those we experienced during 2007. If in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Anti-takeover provisions of our charter documents and Delaware law could prevent or delay transactions resulting in a change in control.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

- establish a classified board of directors, so that not all members of our board may be elected at one time;
- set limitations on the removal of directors;
- limit who may call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive shareholders of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our executive and administrative headquarters occupy approximately 14,839 square feet of a facility located in Sunnyvale, California, under a lease that expires in June 2010. In addition, we lease approximately 29,000 square feet in Korea under two leases, with expiration dates from June 2008 to February 2009. These facilities in Korea are used to house our engineering staff, labs, and sales and administrative offices. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate our foreseeable expansion of operations. For additional information regarding obligations under leases, see Note 6 of Notes to Consolidated Financial Statements under the subheading "Operating leases and financing," which information is hereby incorporated by reference.

ITEM 3. *LEGAL PROCEEDINGS*

On March 2, 2005, a securities class action suit was filed in the United States District Court for the Northern District of California against Leadis Technology, Inc., certain of its officers and its directors. The complaint alleges the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making allegedly false and misleading statements in the Company's registration statement and prospectus filed on June 16, 2004 for our initial public offering. A similar additional action was filed on March 11, 2005. On April 20, 2005, the court consolidated the two actions. The consolidated complaint seeks unspecified damages on behalf of a class of purchasers that acquired shares of our common stock pursuant to our registration statement and prospectus. The claims appear to be based on allegations that at the time of the IPO demand for our OLED (color organic light-emitting diodes) products was already slowing due to competition from one of our existing customers and that we failed to disclose that we were not well positioned for continued success as a result of such competition. On October 28, 2005, we and other defendants filed a Motion to Dismiss the lawsuit. By Order dated March 1, 2006, the Court granted defendants' Motion to Dismiss, with prejudice, and a judgment has been entered in favor of us and all other defendants. On or about March 28, 2006, the plaintiffs filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. The Court of Appeals held a hearing for oral argument on the appeal in February 2008, and we anticipate that the Court of Appeals will render its decision within the next six months.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on The NASDAQ Global Market under the symbol "LDIS." As of December 31, 2007, there were approximately 27 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, we estimate the actual number of stockholders to be over 1,500.

The following table sets forth the high and low closing prices, for the periods indicated, for our common stock as reported by The NASDAQ Global Market:

	Fiscal Year 2007		Fiscal Year 2006	
	High	Low	High	Low
First Quarter	$5.01	$3.95	$5.78	$4.96
Second Quarter	4.16	3.43	6.29	4.81
Third Quarter	3.59	3.09	5.39	3.87
Fourth Quarter	3.42	2.62	5.14	3.84

No cash dividends were paid on our common stock in 2007 and 2006.

Our Board of Directors approved a common stock repurchase plan in January 2007 to purchase up to 2.5 million shares. During 2007, we purchased 1.1 million shares for $3.8 million. We did not repurchase any shares of common stock in the quarter ended December 31, 2007 and the authorization for stock repurchases expired on December 31, 2007. We cannot assure you that additional shares will be authorized for repurchase.

Use of Proceeds from the Sale of Registered Securities

On June 15, 2004, our registration statement on Form S-1 (Registration No. 333-113880) was declared effective for our initial public offering. As of December 31, 2007, we had invested the $76.5 million in net proceeds from the offering in money market funds, municipal bonds, commercial paper and government agency bonds. We are using these proceeds for general corporate purposes, including working capital, research and development, general and administrative expenses and capital expenditures. A portion of the proceeds were used to fund our operating losses, our acquisition of Mondowave, Inc., the assets of Nuelight Corporation, and the acquisition of Acutechnology Semiconductor, Inc. We may also use a portion of the net proceeds to fund future investments in, or acquisitions of, complementary businesses, products or technologies or in establishing joint ventures.

Equity Compensation Plan Information

Information regarding our equity compensation plans will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on or about June 4, 2008, under the caption "Equity Compensation Plan Information" and is incorporated by reference in this report.

Stock Performance Graph

The graph below shows a comparison of the cumulative total shareholder return on our common stock with the cumulative total return on the NASDAQ Stock Market (U.S.) Index and the Philadelphia Semiconductor Index (denoted as Peer Group Index) for the period from June 16, 2004 (the first trading date of our common stock) through December 31, 2007. The graph assumes $100 invested at the indicated starting date in our common stock and in each of the market indices, with the reinvestment of all dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG LEADIS TECHNOLOGY, INC., NASDAQ MARKET INDEX AND PEER GROUP INDEX


DOLLARS
150
125
100
75
50
25
0
6/16/04
6/30/04
12/31/2004
6/30/2005
12/31/2005
6/30/2006
12/31/2006
6/30/2007
12/31/2007
LEADIS TECHNOLOGY, INC.
PEER GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JUNE 16, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

We have not paid or declared any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Shareholder returns over the indicated periods should not be considered indicative of future stock prices or shareholder returns.

ITEM 6. *SELECTED FINANCIAL DATA*

You should read the following selected consolidated financial and operating information for Leadis Technology together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

The selected consolidated balance sheet data as of December 31, 2007 and December 31, 2006 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2005, December 31, 2004 and December 31, 2003 and the selected consolidated statements of operations data for the years ended December 31, 2004 and December 31, 2003 have been derived from our audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of the results to be expected in future periods.

On May 15, 2004, our board of directors approved, and on June 10, 2004 our stockholders approved, an amendment to our Amended and Restated Certificate of Incorporation to effect a 3 for 2 split of our common stock and preferred stock. All information related to common stock, preferred stock, options and warrants to purchase common or preferred stock and earnings per share included in these selected balance sheet data and selected consolidated statement of operations data has been retroactively adjusted to give effect to the stock split.

	Year Ended December 31,				
	2007(2)	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Revenue	$ 39,581	$101,208	$ 64,182	$150,250	$84,456
Cost of sales(1)	36,343	88,506	50,197	97,725	54,305
Gross profit	3,238	12,702	13,985	52,525	30,151
Operating expenses:					
Research and development(1)	18,599	13,796	14,522	14,964	7,042
Selling, general and administrative(1)	16,383	14,785	12,766	8,545	3,538
Amortization of purchased intangible assets	2,090	—	—	—	—
In-process research and development	2,470	—	—	—	—
Total operating expenses	39,542	28,581	27,288	23,509	10,580
Operating income (loss)	(36,304)	(15,879)	(13,303)	29,016	19,571
Interest and other income (expense), net	4,392	4,349	2,718	956	59
Net income (loss) before income taxes	(31,912)	(11,530)	(10,585)	29,972	19,630
Benefit from (provision for) income taxes	980	(523)	(765)	(12,379)	(6,870)
Net income (loss) before cumulative effect of change in accounting principle	(30,932)	(12,053)	(11,350)	17,593	12,760
Cumulative effect of change in accounting principle, net of tax(1)	—	142	—	—	—
Net income (loss)	$(30,932)	$(11,911)	$(11,350)	$ 17,593	$12,760
Basic net income (loss) per share before cumulative effect of change in accounting principle	$ (1.06)	$ (0.42)	$ (0.40)	$ 0.72	$ 0.62
Cumulative effect of change in accounting principle	—	0.01	—	—	—
Basic net income (loss) per share	$ (1.06)	$ (0.41)	$ (0.40)	$ 0.72	$ 0.62
Diluted net income (loss) per share before cumulative effect of change in accounting principle	$ (1.06)	$ (0.42)	$ (0.40)	$ 0.63	$ 0.55
Cumulative effect of change in accounting principle	—	0.01	—	—	—
Diluted net income (loss) per share	$ (1.06)	$ (0.41)	$ (0.40)	$ 0.63	$ 0.55
Weighted-average number of shares used in calculating basic net income (loss) per share	29,119	28,802	28,143	24,469	20,572
Weighted-average number of shares used in calculating diluted net income (loss) per share	29,119	28,802	28,143	27,817	23,130

(1) As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25. Amounts in 2007 and 2006 include stock-based compensation expenses recorded under SFAS No. 123(R), and amounts in 2003 through 2005 include amortization of deferred stock-based compensation recorded under APB No. 25, as follows (in thousands):

	Year Ended December 31,				
	2007 (SFAS123R)	2006 (SFAS123R)	2005 (APB25)	2004 (APB25)	2003 (APB25)
Cost of sales	$ 122	$ 417	$ 97	$ 269	$ 26
Research and development	$1,046	$1,017	$ 794	$1,730	$692
Selling, general and administrative	$2,224	$3,232	$1,211	$2,492	$202

(2) During 2007, we acquired Mondowave, Inc. and Acutechnology Semiconductor, Inc. Consolidated statement of operations data for 2007 include the operations of acquired entities and other charges related to the acquisitions and, as a result, are not fully comparable to data in prior periods.

	December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$33,945	$ 62,697	$ 72,801	$ 45,012	$22,956
Working capital	$68,418	$109,310	$116,040	$124,351	$26,470
Total assets	$99,579	$140,729	$143,914	$154,815	$61,652
Total debt	$ 1,061	$ —	$ —	$ —	$ —
Redeemable convertible preferred stock	$ —	$ —	$ —	$ —	$14,300
Stockholders' equity	$83,477	$114,037	$119,815	$127,106	$13,607

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Cautionary Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements and notes included in this report. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which include, without limitation, statements about the market for our technology, our strategy, competition, expected financial performance, and all information disclosed under Item 7 of this Part II. Any statements about our business, financial results, financial condition and operations contained in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "expects," "intends," "projects," or similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described under the heading "Risk Factors" and elsewhere in this report. We undertake no obligation to update publicly any forward-looking statements for any reason, except as required by law, even as new information becomes available or events occur in the future.

Overview

We design, develop and market analog and mixed-signal semiconductors that enable and enhance the features and capabilities of portable and other consumer products. Historically, our core products have been color display drivers with integrated controllers, but beginning in 2007 we expanded our product offerings to include portable consumer audio amplifiers and digital-to-analog converters or DACs, light-emitting diode or LED drivers, power management integrated circuits and touch sensor technology semiconductor products. We began operations in 2000 and began commercially shipping our products in the third quarter of 2002. We focus on the design, development and marketing of our products and outsource all of the fabrication, assembly and testing of our products to outside subcontractors. We believe this concentrated focus enables us to provide our customers with critical time-to-market and product differentiation advantages.

We sell our semiconductor products to display module manufacturers, which incorporate our products into their display module subassemblies, and to manufacturers of portable handsets and other consumer electronic devices. We currently generate all of our revenue from customers in Asia. Our sales are generally made pursuant to standard purchase orders that may be cancelled or the shipment dates may be delayed by the customer. We operate in one operating segment, comprising the design, development and marketing of analog and mixed-signal semiconductors for portable consumer electronics.

The portable consumer electronics market is characterized by rapidly evolving technology, intense competition among a concentrated group of manufacturers, and continually changing consumer preferences. These factors result in the frequent introduction of new products, product life cycles that typically range from two to three years, continually evolving specifications and significant price competition. To be successful, we must be able to introduce new products that satisfy the evolving technology and product specifications in an efficient and timely manner. Selling prices for our products and those of our competitors steadily decline during their life cycles. Therefore, if products do not enter commercial production on schedule their profitability declines significantly. In addition, in the past, portable electronics manufacturers have inaccurately forecast consumer demand, which has led to significant changes in orders to their component suppliers. We have experienced both increases and decreases in orders due to changes in demand and delays in production by our customers, often with limited advance notice, and we expect such order changes to occur in the future.

Total revenue was $39.6 million in 2007, a decrease of 61% from $101.2 million in 2006. Nearly all of our revenue in 2007 was generated from sales of our display driver products. Unit shipments were 48.9 million in 2007, a decrease of 52% as compared to 2006. Gross margin declined to 8% in 2007 as compared to 13% in 2006, as the fixed cost of maintaining a product operations team was spread over lower sales revenue volume, and margins declined on our older products. Operating expenses increased 38% to $39.5 million in 2007 as compared to $28.6 million in 2006; however, excluding the costs of acquired in process technology and amortization of intangibles, operating expenses increased 22%, due largely to increased headcount to support our new businesses. Our net loss was $30.9 million in 2007 as compared to net loss of $11.9 million in 2006. Our cash, cash equivalents and short-term investments decreased $41.3 million from December 31, 2006 to December 31, 2007, due principally to our net loss, our use of $8 million to acquire Mondowave, Inc., in February 2007, and $5 million to acquire Acutechnology Semiconductor, Inc. in December 2007.

Our net loss widened from 2006 to 2007 as we invested in new products despite a decline in display driver sales resulting from a lack of sufficient design wins in 2006. With our acquisition of Mondowave, Inc., we expanded into consumer audio applications. Our acquisition of Acutechnology Semiconductor, Inc. provides us with innovative power management solutions and adds to our experienced analog design staff. We added headcount in 2007 to fill out the teams in our audio business, and expand our product offerings into LED drivers and touch sensor technology products. We believe this diversification into new product areas provides us a better opportunity for long-term profitable growth, but we cannot assure you that our development efforts in these areas will be successful.

Within our display driver business, we have focused our R&D efforts into newer display driver technologies such as thin film transistor, or TFT, and AMOLED, in which we believe we can incorporate value added features. We are also investing in new process technology efforts to enable us to design our newer products to a smaller die size, thereby reducing the manufacturing cost per unit. The timely introduction of new products with smaller die sizes and richer feature sets is essential to improving gross margins on our display driver products.

We currently expect 2008 sales to be higher than 2007 sales, but that we will still incur an operating loss in 2008. We expect that our new product areas will begin to generate design wins in 2008 with revenue increasing in the second half of 2008, but we cannot assure you that these new design wins will occur, nor that they will generate revenue in a timely manner.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. On an ongoing basis we re-evaluate our judgments and estimates including those related to valuation of marketable securities, intangible assets and goodwill, uncollectible accounts receivable, inventories, income taxes, stock-based compensation, warranty obligations and contingencies. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We refer to accounting estimates of this type as "critical accounting estimates," which are discussed further below. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

In addition to making critical accounting estimates, we must ensure that our financial statements are properly stated in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application, while in other cases, management's judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions (e.g., stock-based compensation, depreciation methodology, etc.). We believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates: revenue recognition, the allowance for uncollectible accounts receivable, inventory valuation, valuation of marketable securities, warranty obligations, income taxes, stock-based compensation, and valuation of intangible assets and goodwill.

Revenue Recognition. We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition." SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. To date, most of our sales were to large established companies based on purchase orders from these customers with minimal collectibility issues. Customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We assess collectibility based primarily on the credit worthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Should changes in conditions cause management to determine these criteria will not be met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Uncollectible Accounts Receivable. We perform credit evaluations of each of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon any specific customer collection issues we have identified and our best estimate of allowance requirements. While we have not experienced any significant credit losses to date, we may experience substantially higher credit loss rates in the future. Our accounts receivable are generally concentrated in a limited number of customers, and we expect them to remain concentrated in the future. We may increase our credit risk as we expand our limited customer base due to the credit worthiness of newer customers compared with our existing customers. Any significant change in the liquidity or financial position of any current or future customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Inventory Valuation. We state our inventories at the lower of cost (which approximates a first-in, first-out basis) or market. We record inventory reserves for estimated obsolescence or unmarketable inventories by comparing quantity on hand with forecasted future sales based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserve may be required. When analyzing inventory reserves, we take into consideration the quantity of inventory on hand as well as purchase commitments. We specifically reserve for lower of cost or market if pricing trends or forecasts indicate that the carrying value of our inventory exceeds its estimated selling price less the cost to dispose of inventory. The reserve is reviewed each period to ensure that it reflects changes in our actual experience. Once inventory is written down, a new accounting basis is established and, accordingly, it is not written back up in future periods. Our inventory reserve requirements may change in future periods based on actual experience, the life cycles of our products or market conditions.

Valuation of Marketable Securities. We recognize an impairment charge when a decline in the fair value of our marketable securities below the cost basis is judged to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our marketable securities portfolio, which totals $34.3 million, includes auction rate securities (ARS) of $6.5 million (at cost) as of December 31, 2007. ARS are securities that are structured with short-term interest rate reset dates of generally less than ninety days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par, in a modified Dutch auction process. If sell orders exceed buy orders in the auction, the auction is said to "fail." The funds associated with failed auctions will not be accessible and a fair market value not established until a successful auction occurs, a buyer is found outside of the auction process, or the underlying securities have matured. As of December 31, 2007, there had been no failed auctions in our ARS, and therefore the fair value of these securities approximated their $6.5 million carrying value. Subsequent to December 31, 2007, we sold $3.5 million of ARS, but we have experienced first failed auctions in $3.0 million of ARS holdings in our portfolio in February 2008. These ARS are securitized packages of student loans whose repayment is guaranteed by the federal government under the Federal Family Education Loan Program. They are issued by nonprofit state higher education organizations of Montana, Kentucky, and Mississippi and are rated Aaa by Moody's Investor Services. Although we believe that any decline in the fair market value of these securities is temporary, there is a risk that a decline in value may ultimately be deemed to be other than temporary. In the future, should we determine that the decline in value of these auction rate securities is other than temporary, it would result in a loss being recognized in our statement of operations, which could be material. As our ability to liquidate the remaining $3 million of ARS in the next twelve months is uncertain, we have classified those securities with failed auctions as long-term investments in our consolidated balance sheet. If conditions in the credit markets deteriorate further causing auctions to fail again on these securities, the funds associated with these securities may also not be accessible for in excess of twelve months.

Warranty Obligations. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality assessment, our warranty obligation may be affected by future product failure rates, material usage and service delivery costs incurred in correcting a product failure. We regularly monitor product returns and maintain a reserve for warranty expenses based upon our historical experience and any specifically identified failures. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. This estimation process is based on historical experience of similar products as well as various other assumptions that we believe are reasonable under the circumstances. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

From time to time, we may be subject to additional costs related to warranty claims from our customers. If this occurs in a future period, we would make judgments and estimates to establish the related warranty liability, based on historical experience, communication with our customers, and various assumptions based on the circumstances. This additional warranty would be recorded in the determination of net income in the period in which the additional cost was identified.

Accounting for Income Taxes. In July 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Income Tax Uncertainties." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting and disclosure for income tax uncertainties in interim periods. FIN 48 became effective for us on January 1, 2007.

We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax basis of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income or tax strategies and to the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. We continually review our estimates related to our income tax obligations, and revise our estimates, if necessary. A revision in our estimates of our tax obligations will be reflected as an adjustment to our income tax provision at the time of the change in our estimates. Such a revision could materially impact our effective tax rate, income tax provision and net income. In addition, the calculation of our tax liabilities involves the inherent uncertainty in the application of complex tax laws. We record tax reserves for additional taxes that we estimate we may be required to pay as a result of potential examinations by tax authorities. If such payments ultimately prove to be unnecessary, the reversal of these tax reserves would result in tax benefits being recognized in the period we determine such reserves are no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

We have established valuation allowances against deferred tax assets where we believe that it is more likely than not that the tax benefits may not be realized. During 2007, we established a valuation allowance of approximately $0.8 million for the Company's California state deferred tax assets, increasing our income tax expense. During 2006, we established valuation allowances of approximately $0.4 million for U.S. federal deferred tax assets and $0.2 million for California state deferred tax assets in the U.S. The valuation allowances were determined in accordance with the provisions of SFAS No. 109 which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. In connection with the purchase accounting resulting from the acquisition of Mondowave, Inc. during the first quarter of 2007, we recorded deferred tax liabilities of approximately $1.9 million. In connection with the purchase accounting resulting from the acquisition of Acutechnology Semiconductor, Inc. during the fourth quarter of 2007, we recorded deferred tax liabilities of approximately $1.0 million. These deferred tax liabilities are the result of differences in the book and tax basis of the intangible assets recorded as a result of the acquisition. Because our deferred tax liabilities exceed our deferred tax assets, the valuation allowance on the U.S. deferred tax assets recorded in 2006 was reversed in 2007, with a corresponding reduction in goodwill as a part of our purchase accounting. The deferred tax liability will be reduced in future periods as the identified intangible assets are amortized.

Stock-Based Compensation. On January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, restricted stock units, and employee stock purchases related to the Employee Stock Purchase Plan (ESPP) based on estimated fair values. Share-based compensation expense recognized under SFAS No. 123(R) was $3.4 million in 2007 and $4.7M in 2006. We use the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS No. 123(R). The Black-Scholes model requires various judgmental assumptions including estimating stock price volatility and expected option life. Our computation of expected volatility is based on the historical volatility of our stock. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107

(SAB No. 107), which provides supplemental implementation guidance for SFAS No. 123(R). The expected life is calculated using the simplified method allowed under SAB No. 107. The weighted average assumptions using the Black-Scholes model are summarized as follows:

	Year Ended December 31, 2007		Year Ended December 31, 2006	
	Stock Options	ESPP	Stock Options	ESPP
Expected term (years)	4.56	0.75	4.25	0.73
Volatility	49%	43%	56%	67%
Risk-free interest rate	4.4%	4.7%	4.7%	3.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Weighted-average estimated fair value	$1.68	$1.22	$2.47	$2.63

Stock-based compensation expense is recorded net of estimated forfeitures that are based on historical experience. If any of the assumptions used in the Black-Scholes model or forfeiture rate change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period, which could materially affect our financial results. We elected the modified prospective transition method as permitted under SFAS No. 123(R), and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123(R). The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options that are expected to vest, and employee stock purchase plan activity, over the requisite service periods beginning on January 1, 2006, the first day of our fiscal year 2006.

Prior to adoption of SFAS No. 123(R), we accounted for stock-based employee compensation arrangements in accordance with provisions of APB No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board, or FASB, Interpretation, or FIN, No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Under APB No. 25, compensation cost was recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. We used the Black-Scholes model to estimate the fair value. This model requires the use of judgemental assumptions, including future stock price volatility and expected time until exercise, which greatly affect the fair value. We reviewed these assumptions periodically and modified them as conditions changed. We calculated our stock price volatility and compared with that of peer companies to determine the reasonableness of this variable. We accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." We amortized deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, which is generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25.

Asset & Goodwill Impairment. We are required to assess the potential impairment of acquisition-related intangible assets, long-lived assets and goodwill when events or changes in circumstances indicate that the carrying value may not be recoverable, and at least annually for goodwill. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets; and
- significant decline in our market capitalization.

When it is determined that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we test for impairment by assigning these assets to reporting units and comparing the expected future cash flows generated by the assets of the reporting unit, as applicable, with the carrying amount of the assets to determine if assets and/or goodwill are potentially impaired. We estimate the fair value of a reporting unit using a projected discounted cash flow model. In applying this methodology, we rely on a number of factors, including actual operating results, our internal projections of future unit volume and timing of revenue, margins and operating costs, and estimated risk premiums within discount rates. Many of these assumptions require us to make subjective estimates. During the fourth quarter of 2007, because of the decline in our market capitalization relative to the net book value, we undertook an impairment review of our intangible assets, long-lived assets and goodwill. In our estimation, the fair value of the reporting unit to which goodwill is assigned and the expected future cash flows generated by intangible and long-lived assets exceeded the carrying value of the reporting unit and intangible and long-lived assets, indicating that no impairment was necessary in 2007. If actual results are not consistent with our projections used in estimating these cash flows and fair value, we may be required to record impairment losses that could be material to our results of operations.

Results of Operations

The following table summarizes the results of our operations as a percentage of total revenue for the three years ended December 31, 2007:

	Year Ended December 31,		
	2007	2006	2005
Revenue	100%	100%	100%
Cost of sales	92%	87%	78%
Gross profit	8%	13%	22%
Operating expenses:			
Research and development	47%	14%	23%
Selling, general and administrative	42%	15%	20%
Amortization of purchased intangible assets	5%	—	—
In-process research and development	6%	—	—
Total operating expenses	100%	29%	43%
Operating loss	(92)%	(16)%	(21)%
Net loss	(78)%	(12)%	(18)%

Total Revenue

	2007	Change, 2007 vs 2006	2006	Change, 2006 vs 2005	2005
			(In thousands)		
Total revenue	$39,581	(61)%	$101,208	58%	$64,182

Total revenue was $39.6 million in 2007, a decrease of $61.6 million, or 61%, as compared to $101.2 million in 2006. We sold approximately 48.9 million units in 2007, which represented a decrease of 52% compared to the approximately 101.6 million units we sold in 2006. Our average selling price in 2007 declined 19% from 2006. Display driver price is a function of technology, the maturity of the device sold and general industry conditions. The average selling price decline reflects our product sales predominantly into low-end portable handsets. In addition, this average selling price decline was caused by an increase in lower priced super twisted nematic, or STN, sales; these increased from 59% of sales in 2006 to 75% of sales in 2007. TFT sales decreased from 32% of total sales in 2006 to 17% of total sales in 2007. We expect that our TFT and LTPS display driver sales will increase, and CSTN sales will decline as a percent of total display driver revenue in 2008. We also expect that our new product areas such as LED drivers, consumer audio and touch sensors will begin to generate design wins in 2008 with revenue increasing in the second half of 2008, but we cannot assure you that these new design wins will occur, or that they will generate revenue in a timely manner.

Total revenue increased $37.0 million, or 58%, in 2006 as compared to 2005. Approximately 101.6 million units were sold in 2006, a 110% increase as compared to approximately 48.5 million units sold in 2005. Our TFT sales more than quadrupled from 2005 to 2006 and sales of CSTN increased from $30.9 million in 2005 to $53.5M in 2006. Our average selling price declined 25% from 2005 to 2006 as our product sales went predominantly into lower-end portable handsets and lower priced CSTN sales increased as a percentage of total sales.

Revenue by Customer

	% of Revenue for the Year Ended December 31,			% of Accounts Receivable at December 31,	
	2007	2006	2005	2007	2006
TPO Displays Corp. **	53%	31%	21%	84%	42%
Rikei Corp.	29%	*	*	*	17%
Samsung SDI	*	35%	42%	*	16%
AU Optronics Corp.	*	21%	*	*	15%
Hosiden Corp.	*	*	17%	*	*

* Less than 10%

** TPO Displays Corp. includes both Philips Mobile Display Systems and Toppoly Optoelectronics Corporation for all periods presented as a result of the merger of these companies in 2006.

Substantially all of our revenue in 2007, 2006 and 2005 has been generated from sales to a very small number of customers. Our largest customers have been AU Optronics Corporation, Hosiden Corporation, Rikei Corporation, Samsung Display Inc. (SDI) Co. and TPO Displays Corporation, which collectively accounted for 90%, 87%, and 80% of our revenue in 2007, 2006 and 2005, respectively. In the second quarter of 2006, Philips Mobile Display Systems merged with Toppoly Optoelectronics Corporation, another of our customers, to form TPO Displays Corp. As a result, sales to these two customers are combined under the name TPO Displays Corp. Revenue from Samsung SDI increased in 2006 as compared to 2005 due to increased demand for our STN products, but declined in 2007 as STN and OLED programs declined. Revenue from TPO Displays Corp. decreased in 2007 as compared to 2006, but increased as a percentage of total sales, and was concentrated in STN products. Revenue from AU Optronics declined from 2006 to 2007 with the decline in a TFT program. Sales to Rikei Corporation, a Japanese distributor, grew in 2007 with increases in several new programs at Japanese customers.

We will likely experience shifts in our customer concentration in 2008 resulting from the ramping down of certain older programs and the ramp up of new programs at different customers, and the diversification of our product offerings. In 2007, we added new distributors, and we expect that our audio and LED driver customers will be manufacturers of consumer electronics rather than display module manufacturers. While we seek to add additional customers, we expect to remain reliant on a small number of customers for the foreseeable future. In addition, existing customers may reduce their demand, as has occurred in the past, which could cause period to period fluctuations between customers representing significant amounts of our revenue.

Revenue by Geography

The following table summarizes revenue by geographic region, based on the country in which the customer is located:

	Year Ended December 31,		
	2007	2006	2005
China	58%	82%	55%
Japan	29%	6%	—
Taiwan	9%	4%	13%
Korea	4%	8%	32%
Total revenue	100%	100%	100%

In 2007 and 2006, all of our sales were invoiced in U.S. dollars. In 2005, approximately 2% of our sales were invoiced in Korean won and all other sales were invoiced in U.S. dollars.

Gross Profit

	2007	Change, 2007 vs. 2006	2006	Change, 2006 vs. 2005	2005
			(In thousands)		
Gross profit	$3,238	(75)%	$12,702	(9)%	$13,985
as % of Revenue	8%		13%		22%

Gross profit decreased $9.5 million, or 75%, in 2007 as compared to 2006. Reductions in manufacturing costs roughly paced average selling price declines of 19% from 2006 to 2007 as older products experienced price declines. Die shrinks made possible by transitioning to newer process technology are essential to enable cost reductions in line with selling price reductions on mature products, and to enable more favorable gross margins on newly introduced products. In 2007, the relatively fixed cost of product operations was spread over substantially lower sales volume. Additionally, we incurred charges of $2.5 million to write down inventory and record purchase commitment reserves in 2007 due to inventory quantities on hand and ordered that were larger than forecasted demand compared to $2.9 million incurred in 2006. These charges contributed to the decline in profit as a percentage of revenues in 2007 as compared to 2006.

Gross profit decreased $1.3 million, or 9%, in 2006 as compared to 2005, due to the lack of sales volume of new products with higher gross margins to offset gross margin declines on older products. Gross margin decreased to 13% in 2006 from 22% in 2005. Our average selling price declined 25% in 2006, and our manufacturing cost declines were unable to keep pace with these price declines. Further, our 2006 new products were introduced later than originally planned, and therefore were competing with established product offerings from competitors that had already begun to experience price declines. Finally, we recorded a charge of $2.9 million to write down inventory and record purchase commitment reserves in 2006 due to inventory quantities on hand and ordered in excess of forecasted demand, which contributed to the higher cost of sales in 2006 as compared to 2005.

We believe that our new LED driver and portable consumer audio products, and our new display drivers incorporating innovative power management and display enhancing features will generate higher unit gross margins in 2008 than the products sold in 2007. We cannot assure you that we will be successful in launching these new products, or manufacturing these new products on new process technologies at sufficient yields to improve margins, nor that we will gain customer acceptance of such new devices.

Research and Development

	2007	Change, 2007 vs. 2006	2006	Change, 2006 vs. 2005	2005
			(In thousands)		
Research and Development	$18,599	35%	$13,796	(5)%	$14,522
as % of Revenue	47%		14%		23%

Research and development (R&D) expenses consist of costs related to development, testing, evaluation, masking revisions, compensation and related costs for personnel, occupancy costs and depreciation on research and development equipment. R&D expenses include stock-based compensation expenses of $1.0 million, $1.0 million, and $0.8 million in 2007, 2006, and 2005, respectively. All research and development costs are expensed as incurred. R&D expenses may fluctuate in future periods due to timing of wafer qualification costs as well as the timing and number of new products under development.

Research and development expenses increased $4.8 million, or 35%, from 2006 to 2007, and increased to 47% as a percentage of revenue, in large part due to the decline in revenue. Wages, salaries, bonus and consulting costs increased $4.9 million over 2006 as we increased R&D headcount 46%, from 67 at the end of 2006 to 98 at the end of 2007. We added headcount primarily to expand our efforts in audio, LED drivers and touch sensor product development. Expenses for travel, equipment, facilities, and software, including depreciation, increased $2.0 million. The costs of pre production wafer manufacturing and qualification dropped by $2.1 million.

Research and development expenses declined $0.7 million, or 5%, and decreased as a percentage of revenue in 2006 as compared to 2005. The costs associated with pre-production wafer manufacturing and qualifying new products and processes decreased $2.6 million for the periods covered due to more efficient utilization and the timing of wafer qualification activities. Partially offsetting this decrease were increases of $1.1 million due to additional headcount and related infrastructure to support our new product development efforts, $0.3 million in depreciation expense on equipment and software purchased to assist in new product design, and $0.3 million in other expenses primarily related to consultant fees and facility rent expense. Wafer qualification costs are likely to fluctuate in future periods based on the timing of such activities.

We currently expect research and development expenses to increase slightly in 2008 as we focus on both new product design and new process technology efforts. Our research and development spending will support new initiatives in the LED, audio, and touch technology markets.

Selling, General and Administrative

	2007	Change, 2007 vs. 2006	2006	Change, 2006 vs. 2005	2005
			(In thousands)		
Selling, general and administrative. . .	$16,383	11%	$14,785	16%	$12,766
as % of Revenue	42%		15%		20%

Selling, general and administrative expenses consist primarily of compensation and related costs of personnel in general management, sales, finance and information technology, as well as outside legal and accounting costs. Selling, general and administrative expenses include stock-based compensation expenses of $2.2 million, $3.2 million, and $1.2 million in 2007, 2006, and 2005, respectively.

Selling, general and administrative expenses in 2007 increased by $1.6 million, or 11%, over 2006, and increased substantially as a percentage of revenues due to the decline in sales. Wages, salaries, and consulting costs increased $2.9 million. Offsetting these increases, stock compensation expense declined $1.0 million from 2006 to 2007 principally due to the decline in our common stock price, which is an input in the Black-Scholes option pricing model used to estimate our stock compensation costs under SFAS 123(R). We also reduced our allowance for doubtful accounts by $0.4 million as a result of the decrease in gross accounts receivable and good collection experience in 2007.

Selling, general and administrative expenses in 2006 increased by $2.0 million, or 16%, but decreased as a percentage of revenue compared to 2005. The increase in absolute dollars was primarily due to the $2.0 million increase in stock-based compensation expenses. Approximately $0.8 million of the increase in selling, general and administrative expense was related to additional headcount and infrastructure costs to support our long-term growth prospects. This increase was partially offset by a decrease of $0.8 million in consulting and accounting costs resulting from less outside consulting work related to our second year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

We currently expect selling, general and administrative expenses will be modestly higher from 2007 to 2008.

In-Process Research and Development and Amortization of Intangible Assets

	2007	Change, 2007 vs. 2006	2006	Change, 2006 vs. 2005	2005
			(In thousands)		
In-process research and development	$2,470	100%	$0	—	$0
as % of Revenue	6%		0%		0%
Amortization of intangible assets	$2,090	100%	$0	—	$0
as % of Revenue	5%		0%		0%

We recorded $2.0 million of in-process research and development expense to reflect the estimated value of development work in progress, but not completed, resulting from the Mondowave, Inc. and Acutechnology Semiconductor, Inc. acquisitions. The fair value assigned to in-process research and development was determined using the income approach and applying a discount rate derived from a weighted-average cost of capital analysis, adjusted to reflect risks related to the products, development completion stage and success. The estimates used in valuing in-process research and development were based upon assumptions of estimated costs to complete development and cash flows from the sale of such products. Such assumptions were believed to be reasonable but are inherently uncertain and unpredictable. We are not currently aware of any material variations between projected results and actual results, nor any new risks or uncertainties associated with completing development within a reasonable period of time of our original estimates. If we do not complete development on these projects, or, if we do not achieve market acceptance in a timely manner, our results of operations and financial condition could be adversely affected.

In September 2007, we acquired for $0.5 million in cash the intellectual property of Nuelight Corporation. The Nuelight technology shows potential to improve the manufacturing yields by correcting non-uniform brightness due to mura defects and overcome image sticking in AMOLED display panels. As the acquired technology has not yet reached technical feasibility and no alternative uses exist, the full purchase price was expensed to in-process research and development upon acquisition. We expect the initial products incorporating the Nuelight technology will be completed by early 2009, although we cannot assure you that these projects will be successfully completed nor that they will result in products achieving market acceptance.

We commenced amortization of intangible assets related to the acquisition of Mondowave, Inc. in the first quarter of 2007. These intangible assets include developed technology and non-compete covenant agreements. In 2008, we will begin amortization of the intangible assets related to the acquisition of Acutechnology Semiconductor, Inc., including developed technology, non-compete covenant agreements and customer relationships. The acquired intangible assets of Mondowave, Inc. and Acutechnology Semiconductor, Inc. are amortized using the straight line method over their expected useful lives, which range from two to four years.

Interest and Other Income (Expense), net

	2007	Change, 2007 vs. 2006	2006	Change, 2006 vs. 2005	2005
			(In thousands)		
Interest and other income (expense), net	$4,392	1%	$4,349	60%	$2,718

Interest and other income (expense), net, was approximately flat from 2006 to 2007, despite the approximately 18% decline in average cash and marketable securities balances. In 2007, we earned higher interest rates on cash and investment balances due to increases in market interest rates and by extending a portion of our portfolio into securities with longer maturities.

Interest and other income (expense), net in 2006 increased $1.6 million as compared to 2005. We earned interest income of $4.8 million and $3.0 million in 2006 and 2005, respectively. The higher interest in 2006 reflects significantly higher average interest rates offset by a slightly lower average cash and investment balance.

We expect interest income to decline in 2008 as overall returns on high quality fixed income investments dropped during the last half of 2007 and we anticipate our cash and securities balances will decline during 2008.

Provision for (Benefit from) Income Taxes

	2007	Change, 2007 vs. 2006	2006	Change, 2006 vs. 2005	2005
			(In thousands)		
Provision for (benefit from) income taxes	$(980)	(287)%	$523	(32)%	$765
Effective tax rate	3%		(5)%		(7)%
as % of Revenue	(2)%		1%		1%

Provision for (benefit from) income taxes was ($1.0) million, $0.5 million and $0.8 million in 2007, 2006 and 2005, respectively, representing effective tax rates of 3%, (5)% and (7)%, respectively. Although we incurred cumulative losses in all three years, we are subject to taxes in the various countries where we operate, therefore our effective tax rate is dependent on the mix of activities by country. Our net losses include stock-based compensation expense of $3.4 million in 2007, $4.7 million in 2006 and $2.1 million in 2005. The stock-based compensation expense for international employees is generally nondeductible based on tax rules in the countries where these employees reside. In addition, stock-based compensation expense on incentive stock options issued to U.S. employees is generally nondeductible. We also incurred non-deductible in-process R&D charges of $2.0 million in 2007. These nondeductible expenses result in a higher tax rate for the Company, and increased our effective tax rate approximately 4% in 2007, 8% in 2006 and 7% in 2005. Our tax rate for 2007 is not indicative of the rate we would expect on a consolidated basis if we generated consolidated net income.

In 2007, we established a valuation allowance of approximately $0.8 million for the Company's California state deferred tax assets, increasing our income tax expense. Our tax provision for 2006 included a valuation allowance recorded against our net U.S. federal deferred tax assets of $0.4 million and California state deferred tax assets of $0.2 million. The valuation allowances were determined in accordance with the provisions of SFAS No. 109 which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. Associated with the purchase accounting of Mondowave, Inc. and Acutechnology Semiconductor, Inc. in 2007, we recorded deferred tax liabilities of approximately $2.9 million. These deferred tax liabilities result from the difference in book versus tax basis of the intangible assets recorded as a result of the acquisitions. Because our deferred tax liabilities exceed our deferred tax assets, the U.S. deferred tax asset valuation allowance recorded in 2006 was reversed in 2007, with a corresponding reduction in goodwill as a part of our purchase accounting. The deferred tax liabilities will be reduced in future periods as the intangible assets are amortized.

As a result of our adoption of FIN 48, we recorded a decrease of $0.3 million in the liability for unrecognized tax benefits, and related accrued interest, with a corresponding increase to retained earnings, as of January 1, 2007. We also reclassified $1.7 million of our liability for recognized tax benefits and related accrued interest from current to noncurrent liabilities, as we do not expect these liabilities to be settled within 12 months. Our unrecognized tax benefits were approximately $2.4 million at December 31, 2007 and relate to U.S., state and various foreign jurisdictions. This amount included $0.3 million of interest and penalties. If recognized, all $2.4 million of unrecognized tax benefits and related interest and penalties would reduce our income tax expense and effective tax rate. We continue to recognize interest and/or penalties related to income tax matters as a component of income tax expense. During the year ended December 31, 2007, the company recorded approximately $110 thousand of interest and penalties related to uncertain tax positions. The company believes it is reasonably possible that a decrease to its unrecognized tax benefits of $0.6 million could occur within the next twelve months as a result of the lapse of applicable statutes of limitations. It is possible that some months or years may elapse before an uncertain position for which we have established a reserve is resolved.

A reconciliation of total gross unrecognized tax benefits for the year ended December 31, 2007 is as follows (in thousands):

Balance at January 1, 2007	$1,519
Additions based on tax positions taken during the current year	619
Reductions due to lapsing of applicable statute of limitations	(58)
Balance at December 31, 2007	$2,080

We file U.S., California, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2004 through 2007 tax years remain subject to examination by federal tax authorities, and the 2003 through 2007 tax years remain subject to examination by California state tax authorities. In significant foreign jurisdictions the 2002 through 2007 tax years generally remain subject to examination by tax authorities. We have no ongoing tax examinations by tax authorities at this time.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and through cash generated from operations. Working capital decreased from $116.0 million at December 31, 2005 and $109.3 million at December 31, 2006 to $68.4 million at December 31, 2007, due primarily to our net losses in 2006 and 2007, and our expenditures of $13 million to acquire Mondowave, Inc. and Acutechnology Semiconductor, Inc. in 2007. Cash, cash equivalents and short-term investments at December 31, 2007 were $65.2 million.

Net cash used in operating activities was $18.5 million and $53,000 for 2007 and 2006, respectively. We incurred a net loss of $30.9 million in 2007, compared to net loss of $11.9 million in 2006. For 2007, cash used in operating activities was favorably impacted by a decrease in accounts receivable of $11.7 million and $8.0 million in non-cash charges for in-process R&D, intangible asset amortization, and share-based compensation. These favorable impacts were offset by a decrease in accounts payable of $15.1 million.

Accounts receivable decreased $11.7 million in 2007 but increased $2.6 million in 2006. The decrease in 2007 and the increase in 2006 correspond to the decreases and increases in revenue in the corresponding periods. Additionally, payment terms vary by customer and our receivable balance fluctuates with changes in our customer mix. Our days of sales outstanding were 84 at December 31, 2007 and 66 at December 31, 2006. We expect days of sales outstanding typically to range from 60 to 90 days.

Inventory decreased by $2.7 million in 2007 and $4.1 million in 2006. The decrease in 2007 reflects the continued decline in sales from 2006 to 2007. Due to the significant decrease in net inventory in 2007 as compared to 2006, our annualized inventory turns increased to 16.4 in the fourth quarter of 2007 as compared to 12.6 in the fourth quarter of 2006. To effectively manage inventory volumes, we must carefully monitor forecasted sales by device due to the relatively long manufacturing process for semiconductors and risk of obsolescence in a rapidly evolving industry. We cannot assure you that we will effectively manage our inventory balances to minimize obsolescence and meet rapidly changing customer demand, and any failure to effectively manage inventory could harm our revenues and profitability.

Accounts payable and accrued liabilities decreased $13.1 million in 2007 and increased $1.5 million in 2006. The increase in 2006 was the result of timing of vendor payments. The decrease in 2007 reflects lower inventory purchasing in 2007 as compared to 2006, as we experienced substantially lower sales volume in 2007. Our days of payables were 64 for the fourth quarter of 2007 and 86 for the corresponding quarter of 2006.

Net cash used in investing activities was $6.9 million for the year ended December 31, 2007, compared to net cash used in investing activities of $11.4 million for the year ended December 31, 2006. Sales or maturities of available for sale securities, net of purchases of available for sale securities, were $9.6 million and $(9.8) million in 2007 and 2006 respectively. The net sales in 2007 reflect our use of cash for operations, acquisitions and stock repurchases. In 2007 and 2006 we lengthened the maturities of our investment portfolio as interest rate increases subsided. Cash, cash equivalents and short-term investment balances may fluctuate significantly in future quarters as we manage our investment mix. All investments comply with our corporate investment policy, with our primary objective being the preservation of principal while maximizing income without significantly increasing risk. We closely monitor the investment yield curve and may in the future invest more of our cash in securities classified as short-term investments rather than cash equivalents.

Our marketable securities include commercial paper, corporate bonds, government securities and auction rate securities, and are reported at fair value with the related unrealized gains and losses (net of taxes) included in accumulated other comprehensive income (loss), a component of shareholders' equity. As of December 31, 2007, the portfolio included $6.5 million (at cost) invested in student loan auction rate securities of which $3 million (at cost) experienced first failed auctions in February 2008. None of these securities have been in a loss position for more than 3 months. The funds associated with failed auctions will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the underlying securities mature. As a result, we have classified those securities with failed auctions as long-term investments in our December 31, 2007 consolidated balance sheet.

We used cash of $13.2 million in 2007 to acquire Mondowave, Inc., the assets of Nuelight Corporation, and Acutechnology Semiconductor, Inc., net of cash received. We also used $0.7 million in 2007 and $1.6 million in 2006 for the purchase of property and equipment, primarily for equipment and software for our design engineers and secondarily for furniture and leasehold improvements in our worldwide facilities.

Net cash used in financing activities was $3.4 million in 2007, principally for stock repurchases under a plan approved by our Board of Directors in January 2007 to purchase up to 2.5 million shares. During 2007, we purchased 1.1 million shares. The authorization for stock repurchases expired December 31, 2007. We cannot assure you that additional shares will be authorized for repurchase, but our cash flow will be negatively impacted if and to the extent additional shares are purchased. Cash provided by proceeds from stock option exercises and employee stock purchase plan purchases were $0.5 million in 2007 and $0.8 million in 2006.

In order to secure key future design wins, we may be required to increase our inventory balances so we can meet rapid increases in product demand from our customers. For example, in 2006 we initiated sales to a customer through a hub, whereby inventory is shipped to a third-party warehouse near the customer's manufacturing site and pulled by the customer when required for manufacturing. We invoice the customer when the customer pulls the inventory from the hub. This arrangement, and any similar future arrangements, could significantly increase our inventory balances and create short-term decreases in cash flow due to the longer period between inventory purchase and customer payment.

Under the terms of the Mondowave, Inc. acquisition agreement, we are obligated to pay retention bonuses of $2.5 million in 2008 and $2.5 million in 2009, and may be obligated to make earn-out payments to certain former Mondowave, Inc. employees who joined the Company as a result of the acquisition. These earn-out payments shall be up to a maximum of 6% of revenue generated from certain audio products introduced by the former Mondowave, Inc. employees upon their continued employment over the next three years. Under the terms of the Acutechnology Semiconductor, Inc. acquisition agreement, we may be obligated to make earn-out payments to the former Acutechnology Semiconductor, Inc. employees; these payments shall be up to a maximum of 3% of revenue generated from products introduced by the former Acutechnology Semiconductor, Inc. employees upon their continued employment with us.

We believe that our cash, cash equivalent, and short term investment balances will be sufficient to fund our operations for at least the next twelve months, including potential cash requirements for wafer, assembly or test prepayments or possible inventory increases discussed above. Significant financial requirements, such as the acquisition of another company or research and development efforts in a new technology or business, may result in increased expenses and the need for additional cash to fund these new requirements as well as our ongoing business activities. We may evaluate potential future strategic acquisitions of all or part of another company. If needed, we would seek to obtain equity or debt financing to fund these activities. We cannot assure you that equity or debt financing will be available when needed or, if available, that the financing will be on terms satisfactory to us and not dilutive to our then-current stockholders. We currently have no plans that would require us to seek additional cash.

Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for our fiscal year beginning January 1, 2008. Adoption of SFAS No. 159 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of

FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us beginning in the first quarter of fiscal 2008. Adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on our consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. We are currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). This statement establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) is effective for business combinations consummated in fiscal years beginning after December 15, 2008. The impact of the standard on our financial position and results of operation will be dependent upon the number of and magnitude of acquisitions that are consummated once the standard is effective.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for us on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 31, 2007, we did not have any minority interests. The adoption of SFAS No. 160 will not impact our consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC's views discussed in Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective for us beginning in the first quarter of fiscal year 2008. We will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110.

Contractual Obligations

Purchase obligations are comprised of orders for materials and services to build our inventory. We depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and test services. Due to lengthy subcontractor lead times, we must order materials and services from these subcontractors well in advance of required delivery dates, and we are obligated to pay for them in accordance with the payment terms. We expect to receive and pay for substantially all inventory purchased under these purchase obligations within the next three months.

The following sets forth our commitments to settle contractual obligations in cash as of December 31, 2007 (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease obligations	$1,625	$ 947	$ 678	$—	$—
Software license installment payments	1,722	613	1,109	—	—
Purchase obligations	3,931	3,931	—	—	—
Other obligations	844	844	—	—	—
Total	$8,122	$6,335	$1,787	$—	$—

As of December 31, 2007, we had $2.4 million of non-current unrecognized tax benefits recorded in accordance with FIN No. 48. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to these obligations.

Off-Balance-Sheet Arrangements

As of December 31, 2007, we had no off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk. Our investment portfolio currently consists of money market funds, municipal and corporate bonds, commercial paper, auction rate securities and U.S. government agency bonds. Our primary objective with this investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. These securities, which approximated $61.1 million as of December 31, 2007, and have a weighted average interest rate of approximately 5.7%, are subject to interest rate risks. However, based on the liquidity of our investments, we believe that if a significant change in interest rates were to occur, it would not have a material effect on our financial condition.

Investment Liquidity Risk. Our marketable securities portfolio, which totals $34.3 million, includes auction rate securities (ARS) of $6.5 million (at cost) as of December 31, 2007. ARS are securities that are structured with short-term interest rate reset dates of generally less than ninety days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par, in a modified Dutch auction process. If sell orders exceed buy orders in the auction, the auction is said to "fail." The funds associated with failed auctions will not be accessible and a fair market value not established until a successful auction occurs, a buyer is found outside of the auction process, or the underlying securities have matured. As of December 31, 2007, there had been no failed auctions in our ARS, and therefore the fair value of these securities approximated their $6.5 million carrying value. Subsequent to December 31, 2007, we sold $3.5 million of ARS, but we have experienced first failed auctions in $3.0 million of ARS holdings in our portfolio in February 2008. These ARS are securitized packages of student loans whose repayment is guaranteed by the federal government under the Federal Family Education Loan Program. They are issued by nonprofit state higher education organizations of Montana, Kentucky, and Mississippi and are rated Aaa by Moody's Investor Services. Although we believe that any decline in the fair market value of these securities is temporary, there is a risk that a decline in value may ultimately be deemed to be other than temporary. In the future, should we determine that the decline in value of these auction rate securities is other than temporary, it would result in a loss being recognized in our statement of operations, which could be material. As our ability to liquidate the remaining $3 million of ARS in the next twelve months is uncertain, we have classified those securities with failed auctions as long-term investments in our consolidated balance sheet. If conditions in the credit markets deteriorate further causing auctions to fail again on these securities, the funds associated with these securities may also not be accessible for in excess of twelve months.

Foreign Currency Exchange Risk. We engage in international operations and transact business in various foreign countries, primarily China, Japan, Korea, Singapore and Taiwan. Activities with our manufacturing partners located in Singapore and Taiwan are denominated in U.S. dollars. All of our 2007 sales invoices were denominated in U.S. dollars. Our foreign currency exchange risk is primarily associated with settlement of our intercompany accounts with our Korean subsidiary. We record intercompany transactions related to activities performed in Korea on behalf of the U.S. parent. These transactions are recorded in U.S. dollars. These intercompany balances are generally reimbursed within 75 to 90 days. Our Korean subsidiary carries the foreign currency exchange risk on these U.S. dollar denominated transactions. We enter into foreign exchange contracts to minimize this exchange rate risk and expect to hedge at least 70% of our foreign exchange transaction exposure in future periods. To date, the foreign currency transactions and exposure to exchange rate volatility have not been significant. Our policy is to enter into foreign exchange contracts only when an associated underlying foreign currency exposure exists. We cannot assure you that foreign currency risk will not cause a material impact to our financial position, results of operations or cash flows in the future.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Leadis Technology, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Leadis Technology, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 17, 2008

LEADIS TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 33,945	$ 62,697
Short-term investments	31,286	43,845
Accounts receivable, net	5,787	17,399
Inventories	2,210	7,024
Income taxes receivable and deferred tax assets	3,038	3,087
Restricted cash	2,508	—
Prepaid expenses and other current assets	1,232	1,411
Total current assets	80,006	135,463
Property and equipment, net	4,534	4,160
Goodwill	5,108	281
Intangible assets, net	6,125	—
Long term investments	3,000	—
Other assets	806	825
Total assets	$ 99,579	$140,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,538	$ 19,623
Income taxes payable and deferred tax liabilities	353	2,342
Deferred margin	6	383
Other accrued liabilities	6,691	3,805
Total current liabilities	11,588	26,153
Income taxes payable and deferred tax liabilities	3,439	—
Other noncurrent liabilities	1,075	539
Total liabilities	16,102	26,692
Commitments and Contingencies (Note 6)		
Stockholders' equity:		
Preferred stock: $0.001 par value; 5,000,000 shares authorized and 0 shares issued and outstanding at December 31, 2007 and 2006	—	—
Common stock: $0.001 par value; 120,000,000 shares authorized and 28,905,998 shares issued and outstanding at December 31, 2007; 120,000,000 shares authorized and 29,306,230 shares issued and outstanding at December 31, 2006	29	29
Additional paid-in capital	107,910	107,853
Accumulated other comprehensive income	1,232	1,228
Retained earnings (accumulated deficit)	(25,694)	4,927
Total stockholders' equity	83,477	114,037
Total liabilities and stockholders' equity	$ 99,579	$140,729

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Revenue	$ 39,581	$101,208	$ 64,182
Cost of sales	36,343	88,506	50,197
Gross profit	3,238	12,702	13,985
Operating expenses:			
Research and development	18,599	13,796	14,522
Selling, general and administrative	16,383	14,785	12,766
Amortization of intangible assets	2,090	—	—
In-process research and development	2,470	—	—
Total operating expenses	39,542	28,581	27,288
Operating loss	(36,304)	(15,879)	(13,303)
Interest and other income (expense), net	4,392	4,349	2,718
Loss before income taxes	(31,912)	(11,530)	(10,585)
Provision for (benefit from) income taxes	(980)	523	765
Loss before cumulative effect of change in accounting principle	(30,932)	(12,053)	(11,350)
Cumulative effect of change in accounting principle, net of tax	—	142	—
Net loss	$(30,932)	$(11,911)	$(11,350)
Basic and diluted net loss per share before cumulative effect of change in accounting principle	$ (1.06)	$ (0.42)	$ (0.40)
Cumulative effect of change in accounting principle	—	0.01	—
Basic and diluted net loss per share	$ (1.06)	$ (0.41)	$ (0.40)
Weighted-average number of shares used in computing basic and diluted per share amounts	29,119	28,802	28,143

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net loss	$(30,932)	$(11,911)	$(11,350)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,500	1,229	783
Amortization of intangible assets	2,090	—	—
Net loss (gain) on disposal or sale of fixed assets	4	(2)	21
Provision for excess and obsolete inventory	2,165	1,972	1,888
Loss on purchase commitments	368	887	—
Deferred tax provision (benefit)	(1,781)	(4)	1,912
Cumulative effect of change in accounting principle	—	(142)	
Stock-based compensation	3,392	4,666	2,102
Tax benefit from exercise of warrants and options	—	(98)	1,199
In-process research and development	2,470	—	—
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	11,706	(2,626)	15,764
Inventories	2,672	4,111	(8,854)
Taxes receivable	338	327	(131)
Prepaid expenses and other assets	226	(296)	(182)
Accounts payable	(15,086)	1,792	(2,748)
Accrued liabilities	2,005	(284)	(622)
Income taxes payable	700	274	(543)
Deferred margin	(377)	52	224
Net cash used in operating activities	(18,540)	(53)	(537)
Cash flows from investing activities:			
Sale or maturity of available for sale securities	57,423	34,066	63,763
Purchases of available for sale securities	(47,864)	(43,834)	(33,880)
Purchase of property and equipment	(683)	(1,605)	(2,131)
Acquisition of businesses, net of cash and cash equivalents acquired	(12,727)	—	—
Purchase of intellectual property	(500)	—	—
Restricted cash	(2,508)	—	—
Net cash provided by (used in) investing activities	(6,859)	(11,373)	27,752
Cash flows from financing activities:			
Proceeds from issuance of common stock	520	754	701
Repurchase and retirement of common stock	(3,836)	—	—
Gross tax benefit from stock options		98	—
Installment payments on acquistion of software licenses	(73)	—	—
Net cash provided by (used in) financing activities	(3,389)	852	701
Effect of exchange rate changes on cash and cash equivalents	36	470	(127)
Net increase (decrease) in cash and cash equivalents	(28,752)	(10,104)	27,789
Cash and cash equivalents at beginning of period	62,697	72,801	45,012
Cash and cash equivalents at end of period	$ 33,945	$ 62,697	$ 72,801
Supplemental disclosures:			
Software acquired under financing	$ 1,131	$ 23	$ —
Interest paid	$ 25	$ 1	$ 13
Income taxes paid (refunded), net	$ (279)	$ 844	$ 2,513

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount						
Balance at December 31, 2004	28,025	$28	$101,812	$(3,336)	$ 414	$ 28,188	$127,106	
Net loss	—	—	—	—	—	(11,350)	(11,350)	$(11,350)
Currency translation adjustment, net of tax	—	—	—	—	104	—	104	104
Unrealized loss on investments, net of tax	—	—	—	—	(47)	—	(47)	(47)
Comprehensive loss								$(11,293)
Deferred stock-based compensation	—	—	(38)	38	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	2,102	—	—	2,102	
Exercise of common stock options	363	—	113	—	—	—	113	
Issuance of common shares under stock purchase plan	104	—	588	—	—	—	588	
Tax benefits realized from warrant exercises	—	—	1,199	—	—	—	1,199	
Balance at December 31, 2005	28,492	28	103,674	(1,196)	471	16,838	119,815	
Net loss	—	—	—	—	—	(11,911)	(11,911)	$(11,911)
Currency translation adjustment, net of tax	—	—	—	—	664	—	664	.664
Unrealized gain on investments, net of tax	—	—	—	—	93	—	93	93
Comprehensive loss								$(11,154)
Elimination of deferred stock-based compensation upon adoption of SFAS No. 123(R)	—	—	(1,196)	1,196	—	—	—	
Cumulative effect of change in accounting principle, net of tax	—	—	(142)	—	—	—	(142)	
Stock-based compensation	—	—	4,666	—	—	—	4,666	
Exercise of common stock options	683	1	216	—	—	—	217	
Issuance of common shares under stock purchase plan	131	—	537	—	—	—	537	
Excess tax benefits realized from employee stock option plans	—	—	98	—	—	—	98	
Balance at December 31, 2006	29,306	29	107,853	—	1,228	4,927	114,037	
Net loss	—	—	—	—	—	(30,932)	(30,932)	$(30,932)
Currency translation adjustment, net of tax	—	—	—	—	(58)	—	(58)	(58)
Unrealized loss on investments, net of tax	—	—	—	—	62	—	62	62
Comprehensive loss								$(30,928)
Stock-based compensation	—	—	3,392	—	—	—	3,392	
Cumulative effect of adoption of FIN 48		—	—	—	—	311	311	
Exercise of common stock options	580	1	149	—	—	—	150	
Issuance of common shares under stock purchase plan	115	—	370	—	—	—	370	
Tax benefit deficiency realized from employee stock option plans	—	—	(19)	—	—	—	(19)	
Repurchase and retirement of common stock	(1,095)	(1)	(3,835)	—	—	—	(3,836)	
Balance at December 31, 2007	28,906	$29	$107,910	$ —	$1,232	$(25,694)	$ 83,477	

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

We design, develop and market analog and mixed-signal semiconductor products that enable and enhance the features and capabilities of portable and other consumer products. Our product offerings include color display drivers, LED drivers, power management integrated circuits (ICs), analog audio, and touch sensor ICs. We began operations in 2000 and began commercially shipping our products in the third quarter of 2002. We focus on design, development and marketing of our products and outsource all of our semiconductor fabrication, assembly and test, which enables us to reduce the capital requirements of our business. We primarily focus on the portable handset market and consumer electronic device markets. We completed our initial public offering in June 2004, with net proceeds of approximately $76.5 million. We are incorporated in the state of Delaware.

Note 2. Summary of Significant Accounting Policies

The audited consolidated financial statements include the accounts of Leadis Technology and all of our subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

Our audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. On an ongoing basis we re-evaluate our judgments and estimates including those related to uncollectible accounts receivable, inventories, investments, income taxes, stock-based compensation, warranty obligations and contingencies. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

Foreign currency translation

Our Korean subsidiary uses its local currency as its functional currency. Our other subsidiaries use the U.S. dollar as their functional currency. Assets and liabilities of our Korean operations are translated into U.S. dollars at current rates of exchange, and revenue and expenses are translated using average rates. Gains and losses from foreign currency translation are reported within accumulated other comprehensive income (loss). Foreign currency remeasurement gains and losses are included as a component of interest and other income (expense), net, in our consolidated statements of operations and have been insignificant for all years presented.

Foreign exchange contracts

We purchase forward contracts to hedge the risks associated with U.S. dollar denominated assets and liabilities held by our Korean subsidiary and inventory purchases made in yen from suppliers in Japan. We record our forward contracts at fair value. The gains and losses on these contracts are substantially offset by transaction gains and losses on the underlying balances being hedged. Aggregate net foreign exchange gains and losses on these hedging transactions and foreign currency transaction gains and losses are included in interest and other income (expense), net, in our consolidated statements of operations. We do not hedge foreign currency translation exposure.

Cash, cash equivalents and investments

We invest our cash in cash equivalents and investments through various banks and investment banking institutions. All investments are classified as available for sale. We do not hold or issue financial instruments for trading purposes. We consider all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. Investments generally consist of highly liquid securities with original maturities in excess of 90 days. Short-term investments consist of a diversified portfolio of municipal bonds, commercial paper, corporate bonds and U.S. government agency bonds with maturities less than one year or greater than one year but specifically identified to fund current operations. Such investments are carried at fair value with unrealized gains and losses net of related tax effects, reported within accumulated other comprehensive income (loss). Realized gains and losses are included in interest and other income (expense), net. The cost of securities sold is based on the specific identification method. We recognize an impairment charge when a decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Risks and uncertainties and concentrations of credit risk

Our products are currently manufactured, assembled and tested by third party contractors in Asia. We do not have long-term agreements with these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of our products for a substantial period of time, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. We place our cash primarily in checking and money market accounts or with professional investment managers. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. We have not experienced any losses to date on deposits of our cash and cash equivalents.

We perform ongoing credit evaluations of each of our customers and adjust credit limits based upon payment history and the customer's credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues we have identified.

Inventory valuation

We state our inventories at the lower of cost (which approximates a first-in, first-out basis) or market. We record inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserves may be required. We specifically reserve for lower of cost or market if pricing trends or forecasts indicate that the carrying value of our inventory exceeds its estimated selling price less the cost to dispose of inventory. The reserve is reviewed each period to ensure that it reflects changes in our actual experience. Once inventory is written down, a new accounting basis has been established and, accordingly, it is not written back up in future periods. Our inventory reserve requirements may change in future periods based on actual experience, the life cycles of our products or market conditions.

In addition, we evaluate a liability for purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of December 31, 2007, the liability for these adverse purchase commitments was $1.3 million and was included in other accrued liabilities.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectibility is reasonably assured. Direct sales to customers are recognized upon shipment of product, at which time legal title and risk of loss is transferred to our customers. Sales to distributors are made primarily under arrangements allowing limited rights of return, limited price protection and limited rights of stock rotation on product unsold by the distributors. Because of the uncertainty associated with possible price concessions and returns, we defer the recognition of such sales and the related costs of sales until distributors have sold the product to their customers.

Goodwill

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is subject to our annual impairment test during the third quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets; and
- significant decline in our market capitalization.

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our SFAS 142 impairment test, we perform our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. We estimate the fair value of a reporting unit using a projected discounted cash flow. In applying this methodology, we rely on a number of factors, including actual operating results, our internal projections of future unit volume and timing of revenue, margins and operating costs, and estimated risk premiums within discount rates. Many of these assumptions require us to make subjective estimates. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

During the fourth quarter of 2007, because of the decline in our market capitalization relative to the net book value, we undertook an impairment review of our goodwill. In our estimation, the fair value of the reporting unit exceeded our carrying value of such unit and so we recorded no impairment of goodwill in 2007. If actual results are not consistent with our projections used in estimating these cash flows and fair value, we may be required to record impairment losses that could be material to our results of operations.

Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets; and
- significant decline in our market capitalization.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset.

During the fourth quarter of 2007, because of the decline in our market capitalization relative to the net book value, we undertook an impairment review of our intangible assets subject to amortization and long-lived assets. In our estimation, the future cash flows expected to be generated by the assets exceeded our carrying value of the assets and so we recorded no impairment in 2007. If actual results are not consistent with our projections used in estimating these cash flows, we may be required to record impairment losses that could be material to our results of operations.

Warranty accrual

We provide for the estimated cost of product warranties at the time revenue is recognized. We regularly monitor product returns and maintain a warranty accrual based upon our historical experience and any specifically identified failures. The estimation process for new products is based on historical experience of similar products as well as various other assumptions that we believe are reasonable under the circumstances. While we engage in extensive product quality assessment, actual product failure rates, material usage or service delivery costs could differ from our estimates and revisions to the estimated warranty liability would be required. This additional warranty would be recorded in the determination of net income (loss) in the period in which the additional cost was identified.

From time to time, we may be subject to additional costs related to warranty claims from our customers. If this occurs in a future period, we would make judgments and estimates to establish the related warranty liability, based on historical experience, communication with our customers, and various assumptions based on the circumstances. This additional warranty would be recorded in the determination of net income (loss) in the period in which the additional cost was identified.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (SFAS No. 123(R)), "Share-Based Payment," which establishes accounting for stock-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Under SFAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. We have no awards with market or performance conditions. We adopted the provisions of SFAS No. 123(R) on January 1, 2006, the first day of our fiscal year, using the modified prospective application, which provides for certain changes to the method for valuing stock-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost previously calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Upon adoption of SFAS No. 123(R), we elected to expense all future stock-based compensation awards on a straight-line basis. Prior to adoption of SFAS No. 123(R), we amortized deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. We will continue to expense options granted prior to adoption of SFAS No. 123(R) under the graded vesting method over their remaining vesting periods.

On November 10, 2005, the FASB issued FASB Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).

The effect of recording stock-based compensation in accordance with SFAS No. 123(R) for 2006 was as follows (in thousands, except per share data):

	Year Ended December 31, 2006
Stock-based compensation recorded under SFAS 123(R)	$4,666
Stock-based compensation expense that would have been recorded under APB 25	1,099
Net impact on adoption of SFAS 123(R)	$3,567
Net impact upon adoption of SFAS 123(R) on basic and diluted loss per share	$ 0.12

Prior to adoption of SFAS No. 123(R), cash retained as a result of tax deductions in excess of related stock-based compensation expense was presented in operating cash flows along with other tax related cash flows. SFAS No. 123(R) requires tax benefits relating to excess stock-based compensation deductions to be presented as financing cash inflows.

Prior to adoption of SFAS No. 123(R), we accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Under APB Opinion No. 25, compensation expense was recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net loss and the related cost measured by the fair value method are presented below. We accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." We amortized deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years.

Stock-Based Compensation Information under SFAS No. 123(R)

Research and development, and selling, general and administrative costs in 2007 and 2006 include stock based compensation expenses recorded under SFAS 123R, and costs in 2005 recorded under APB No. 25 as follows (in thousands):

	Year Ended December 31,		
	2007 SFAS123R	2006 SFAS123R	2005 APB 25
Cost of sales	$ 122	$ 417	$ 97
Research and development	1,046	1,017	794
Selling, general and administrative	2,224	3,232	1,211
Total stock-based compensation expense	$3,392	$4,666	$2,102

Upon adoption of SFAS No. 123(R), we continued to value stock-based awards under the Black-Scholes model that was previously used for pro forma disclosures required under SFAS No. 123. Under the Black-Scholes model, the assumptions used to estimate the weighted-average fair value of stock options and stock purchases granted during 2007 and 2006 were as follows (annualized percentages):

	Year Ended December 31, 2007		Year Ended December 31, 2006	
	Stock Options	ESPP	Stock Options	ESPP
Expected term (years)	4.56	0.75	4.25	0.73
Volatility	49%	43%	56%	67%
Risk-free interest rate	4.4%	4.7%	4.7%	3.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Weighted-average estimated fair value	$1.68	$1.22	$2.47	$2.63

Volatility for 2007 and 2006 is based on historical actual volatility in the daily closing price of our common stock since we became a publicly traded company. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. We do not currently pay dividends and have no plans to do so in the future. The expected life of employee stock options is 4.25 years, calculated using the simplified method allowed under Staff Accounting Bulletin (SAB) No. 107. The assumptions related to volatility, risk free interest rate and dividend yield used for the stock option plans differ from those used for the purchase plan primarily due to the difference in the respective expected lives of option grants and purchase plan awards.

As stock-based compensation expense recognized in the Consolidated Statement of Operations for 2007 and 2006 is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If pre-vesting forfeitures vary from our estimate, we will be required to adjust our forfeiture calculation and any such adjustment may result in a material change in our financial results. The forfeiture rate is based on our historical option forfeitures, as well as management's expectation of future forfeitures based on current market conditions. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25.

We recorded $3.4 million and $4.7 million in stock-based compensation expense in 2007 and 2006, respectively, related to stock-based awards granted during the period and outstanding at the beginning of the year. No amounts were capitalized in inventory related to stock-based compensation as such amounts were insignificant at each balance sheet date presented. We realized $19,000 of tax benefit deficiency from stock options exercised in 2007 and $98,000 of excess tax benefit from stock options exercised in 2006. These amounts resulted in a decrease to additional paid in capital of $19,000 in 2007 and an increase of $98,000 to additional paid in capital in 2006.

Pro Forma Information under SFAS No. 123 for the year ended December 31, 2005

Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, our pro forma net loss and pro forma net loss per share for the year ended December 31, 2005 would have been as follows (in thousands, except per share data):

	Year Ended December 31, 2005
Net loss as reported	$(11,350)
Deduct: stock-based employee compensation expense included in reported net loss, net of tax	1,522
Add: total stock-based employee compensation determined under fair value based method for all awards, net of tax	(4,105)
Pro forma net loss	$(13,933)
Basic net loss per share as reported	$ (0.40)
Diluted net loss per share as reported	$ (0.40)
Pro forma basic net loss per share	$ (0.50)
Pro forma diluted net loss per share	$ (0.50)

The fair value of the stock options and stock purchase plan rights were estimated on the date of grant based on the following weighted average assumptions:

	Year Ended December 31, 2005	
	Stock Options	ESPP
Expected term (years)	3.66	0.67
Volatility	83%	94%
Risk-free interest rate	4.0%	2.5%
Dividend yield	0.0%	0.0%
Weighted average estimated value	$3.66	$3.08

Volatility for 2005 was calculated based on the average stock volatilities of our publicly traded peer companies since we did not have a sufficient trading history.

Net income (loss) per share

In accordance with SFAS No. 128, "Earnings Per Share," we compute basic net income (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is computed giving effect to all potential common shares, including stock options, warrants and unvested shares subject to repurchase using the treasury stock method, to the extent it is dilutive.

The following table sets forth the computation of basic and diluted net loss attributable to common stockholders per common share (in thousands, except per share data):

	Year Ended December 31,		
	2007	2006	2005
Numerator:			
Net loss before cumulative effect of change in accounting principle	$(30,932)	$(12,053)	$(11,350)
Net loss	$(30,932)	$(11,911)	$(11,350)
Denominator:			
Weighted-average common shares outstanding	29,131	28,887	28,290
Less: unvested common shares subject to repurchase	(12)	(85)	(147)
Total shares, basic	29,119	28,802	28,143
Effect of dilutive securities:			
Stock options and warrants	—	—	—
Unvested shares subject to repurchase and restricted stock units	—	—	—
Total shares, diluted	29,119	28,802	28,143
Net loss per common share before cumulative effect of change in accounting principle, basic	$ (1.06)	$ (0.42)	$ (0.40)
Cumulative effect of change in accounting principle	—	0.01	—
Net loss per common share, basic	$ (1.06)	$ (0.41)	$ (0.40)
Net loss per common share before cumulative effect of change in accounting principle, diluted	$ (1.06)	$ (0.42)	$ (0.40)
Cumulative effect of change in accounting principle	—	0.01	—
Net loss per common share, diluted	$ (1.06)	$ (0.41)	$ (0.40)

The following outstanding common stock options and unvested shares subject to repurchase were excluded from the computation of diluted net loss per share as they had an antidilutive effect (in thousands):

	December 31,		
	2007	2006	2005
Stock options	6,633	5,506	5,391
Unvested shares subject to repurchase	1	24	147
Restricted stock units	185	—	—

Comprehensive income (loss), net of tax

Comprehensive income (loss) is defined as the change in equity of a company during a period resulting from certain transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. The difference between our net loss and comprehensive loss is from foreign currency translation adjustments and unrealized gains (losses) on available for sale securities.

The accumulated other comprehensive income, as reported on the Consolidated Balance Sheets, included the following components (in thousands):

	December 31,	
	2007	2006
Unrealized gain on available for sale securities, net of tax	$ 82	$ 20
Cumulative translation adjustment, net of tax	1,150	1,208
Accumulated other comprehensive income	$1,232	$1,228

Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for our fiscal year beginning January 1, 2008. Adoption of SFAS No. 159 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us beginning in the first quarter of fiscal 2008. Adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on our consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. We are currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). This statement establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations consummated in fiscal years beginning after December 15, 2008. The impact of the standard on our financial position and results of operations will be dependent upon the number of and magnitude of acquisitions that are consummated once the standard is effective.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for us on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 31, 2007, we did not have any minority interests. The adoption of SFAS No. 160 will not impact our consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC's views discussed in Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective for us beginning in the first quarter of fiscal year 2008. We will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110.

Note 3. Business Combinations

On February 28, 2007, we completed the acquisition of Mondowave, Inc., a privately held analog semiconductor company specializing in low-power consumer audio applications. Under the terms of the agreement, we acquired all of Mondowave's outstanding common stock for $8.0 million in cash. In addition, we are obligated to pay former Mondowave employees bonuses in future periods for retention and earn out performance goals, all of which will be accounted for as compensation expense. Through this acquisition, we expanded into the analog audio component business.

We allocated the $8.1 million purchase price, which included direct acquisition costs of approximately $65 thousand, to tangible assets, liabilities and identifiable intangible assets acquired, as well as in-process research and development, or IPR&D, based on their estimated fair values. The excess of purchase price over the aggregate fair values was recorded as goodwill (which is not deductible for tax purposes). The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions determined by management. Intangible assets are amortized on a straight-line basis over their respective useful lives. The amount allocated to IPR&D was determined through established valuation techniques used in the high technology industry and was expensed upon acquisition as it was determined that the underlying projects had not yet reached technological feasibility and no alternative future uses existed. The fair value assigned to IPR&D was determined using the income approach and applying a discount rate of 35% in the present value calculations, which was derived from a weighted-average cost of capital analysis, adjusted to reflect risks related to the products, development completion stage and success. The estimates used in valuing IPR&D were based upon assumptions of estimated costs to complete development and cash flows from the sale of such products. Such assumptions were believed to be reasonable but are inherently uncertain and unpredictable.

The following is a summary of estimated fair values of the assets we acquired and liabilities we assumed as of February 28, 2007:

	Fair Market Value	Straight-Line Depreciation/ Amortization Period
	(In thousands)	
Cash	$ 186	
Other current assets	115	
Property and equipment	93	3-5 years
In-process research and development	1,320	
Goodwill	2,586	
Intangible assets:		
Developed technology	4,440	2 years
Non-compete covenant agreements	864	3 years
Total assets acquired	9,604	
Current liabilities	(50)	
Deferred tax liabilities, net	(1,489)	
Total liabilities assumed	(1,539)	
Net assets acquired	$ 8,065	

In addition to $8.1 million net assets acquired, we are obligated to pay retention bonuses of $2.5 million in 2008 and $2.5 million in 2009, and may be obligated to make earn-out payments to certain former Mondowave, Inc. employees who joined the Company as a result of the acquisition. These earn-out payments shall be up to a maximum of 6% of revenue generated from certain audio products introduced by the former Mondowave, Inc. employees upon their continued employment over the next three years. We have deposited $2.5 million of cash in an account for the retention bonuses to be paid to designated former Mondowave, Inc. employees upon the first anniversary of the acquisition close, pursuant to the terms of the acquisition agreement. The $2.5 million plus accumulated interest is presented as restricted cash on the consolidated balance sheet.

On December 21, 2007, we completed the acquisition of Acutechnology Semiconductor, Inc., a privately held analog semiconductor company specializing in power management integrated circuits. Under the terms of the agreement, we acquired all of Acutechnology's outstanding common stock for $5.0 million in cash. In addition, we are obligated to pay former Acutechnology employees earn out bonuses up to a maximum of 3% of revenue generated from certain products introduced by the former Acutechnology employees upon their continued employment with us, all of which will be accounted for as compensation expense. Through this acquisition, we added power management products and design expertise to our company.

We allocated the $5.0 million purchase price to tangible assets and identifiable intangible assets acquired, as well as in-process research and development, or IPR&D, based on their estimated fair values. The excess of purchase price over the aggregate fair values was recorded as goodwill (which is not deductible for tax purposes). The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions determined by management. Intangible assets are amortized on a straight-line basis over their respective useful lives. The amount allocated to IPR&D was determined through established valuation techniques used in the high technology industry and was expensed upon acquisition as it was determined that the underlying projects had not yet reached technological feasibility and no alternative future uses existed. The fair value assigned to IPR&D was determined using the income approach and applying a discount rate of 28% in the present value calculations, which was derived from a weighted-average cost of capital analysis, adjusted to reflect risks related to the products, development completion stage and success. The estimates used in valuing IPR&D were based upon assumptions of estimated costs to complete development and cash flows from the sale of such products. Such assumptions were believed to be reasonable but are inherently uncertain and unpredictable.

The following is a summary of estimated fair values of the assets we acquired and liabilities we assumed as of December 21, 2007:

	Fair Market Value	Straight-Line Depreciation / Amortization Period
	(In thousands)	
Cash	$ 152	
Other current assets	49	
Property and equipment	3	3-5 years
In-process research and development	650	
Goodwill	2,241	
Intangible assets:		
Developed technology	1,390	3 years
Customer relationships and backlog	1,053	4 years
Non-compete covenant agreements	468	3 years
Total assets acquired	6,006	
Deferred tax liabilities, net	(1,006)	
Net assets acquired	$ 5,000	

The consolidated financial statements for 2007 include the results of operations of Mondowave, Inc., and Acutechnology Semiconductor, Inc. commencing as of their respective acquisition dates.

The following supplemental pro forma financial information summarizes the combined results of operations for the Company, Mondowave, Inc. and Acutechnology Semiconductor, Inc. as though the companies had been combined at the beginning of each period presented. The in-process research and development charge is included in the results for 2007 and 2006.

(in thousands, except per share amounts):

	December 31,	
	2007	2006
Revenue	$ 40,789	$ 103,754
Loss before cumulative effect of change in accounting principle	($30,753)	($13,738)
Cumulative effect of change in accounting principle, net of tax	$ —	$ 142
Net loss	$ (30,753)	$ (13,596)
Net loss per share — basic and diluted	($1.06)	$ (0.47)

On September 21, 2007, we acquired for $0.5 million in cash the intellectual property of Nuelight Corporation, a privately held analog semiconductor company. As the acquired technology has not yet reached technical feasibility and no alternative uses exist, the full purchase price was expensed to in-process research and development upon acquisition.

Note 4. Goodwill and Intangible Assets

There were no changes in the $0.3 million carrying value of goodwill in 2006. In 2007, we recorded additional goodwill of $4.8 million in relation to our acquisitions as discussed in Note 3, *Business Combinations*.

As discussed in Note 3, *Business Combinations*, we acquired Mondowave, Inc. in the first quarter of 2007 and Acutechnology Semiconductor, Inc. in the fourth quarter of 2007, resulting in acquisition-related intangible assets. Acquisition-related intangible assets at December 31, 2007 consist of the following (in thousands):

	Gross Assets	Accumulated Amortization	Net
		(In thousands)	
Developed technology	$5,830	$(1,850)	$3,980
Non-compete covenant agreements	1,332	(240)	1,092
Customer relationship and backlog	1,053	—	1,053
Total acquisition-related intangible assets	$8,215	$(2,090)	$6,125

Amortization expense of acquisition-related intangible assets was $2.1 million for the year ended December 31, 2007. Estimated future amortization expense related to acquisition-related intangible assets at December 31, 2007 is as follows:

	(In thousands)
Future amortization:	
2008	$3,391
2009	1,541
2010	931
2011	262
Total	$6,125

Note 5. Financial Statement Details

Available for sale securities

The following is a summary of available for sale securities at December 31, 2007 (in thousands):

	Original Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Money market funds	$ 6,985	$—	$—	$ 6,985
U.S. government agency bonds	18,662	25	—	18,687
Foreign debt securities	999	—	—	999
Auction rate securities	6,500	—	—	6,500
Commercial paper	15,586	—	(1)	15,585
Corporate bonds	12,295	56	(5)	12,346
	$61,027	$81	$(6)	$61,102
Included in:				
Cash and cash equivalents				$27,809
Short-term investments				$30,293
Long-term investments				$ 3,000

The following is a summary of available for sale securities at December 31, 2006 (in thousands):

	Original Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Money market funds	$ 9,451	$—	$ —	$ 9,451
U.S. government agency bonds	20,938	3	(12)	20,929
Foreign debt securities	987	1	—	988
Auction rate securities	14,750	—	—	14,750
Commercial paper	38,591	—	(1)	38,590
Corporate bonds	9,189	—	(12)	9,177
	$93,906	$ 4	$(25)	$93,885
Included in:				
Cash and cash equivalents				$50,040
Short-term investments				$43,845

Our portfolio of available for sale securities by contractual maturity at December 31, 2007 was as follows (in thousands):

	2007
Due in one year or less	$46,743
Due after one year through five years	7,859
Due after five years	6,500
	$61,102

The fair value of investments with loss positions was $13.1 million and $21.2 million at December 31, 2007 and 2006, respectively and such investments have been in continuous unrealized loss positions for less than twelve months. The gross unrealized losses on these investments were primarily due to interest rate fluctuations and market-price movements. Our available for sale securities include auction rate securities (ARS) of $6.5 million (at cost) as of December 31, 2007. ARS are securities that are structured with short-term interest rate reset dates of generally less than ninety days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par, in a modified Dutch auction process. If sell orders exceed buy orders in the auction, the auction is said to "fail." The funds associated with failed auctions will not be accessible and a fair market value not established until a successful auction occurs, a buyer is found outside of the auction process, or the underlying securities have matured. As of December 31, 2007, there had been no failed auctions in our ARS, and therefore the fair value of these securities approximated their $6.5 million carrying value. Subsequent to December 31, 2007, we sold $3.5 million of ARS, but we have experienced first failed auctions in $3.0 million of ARS holdings in our portfolio in February 2008. These ARS are securitized packages of student loans whose repayment is guaranteed by the federal government under the Federal Family Education Loan Program. They are issued by nonprofit state higher education organizations of Montana, Kentucky, and Mississippi and are rated Aaa by Moody's Investor Services. Although we believe that any decline in the fair market value of these securities is temporary, there is a risk that a decline in value may ultimately be deemed to be other than temporary. In the future, should we determine that the decline in value of these auction rate securities is other than temporary, it would result in a loss being recognized in our statement of operations, which could be material. As our ability to liquidate the remaining $3 million of ARS in the next twelve months is uncertain, we have classified those securities with failed auctions as long-term investments in our consolidated balance sheet. We have the ability and intent to hold these ARS and other investments until recovery of their carrying values. We also believe that we will be able to collect both principal and interest amounts due to us at maturity, given the high credit quality of these investments.

Gains or losses realized from the sale of available for sale securities were insignificant in all years presented.

Accounts receivable, net

Accounts receivable, net consisted of the following (in thousands):

	December 31,	
	2007	2006
Accounts receivable, gross	$5,816	$17,791
Allowance for doubtful accounts	(29)	(392)
Accounts receivable, net	$5,787	$17,399

Changes in allowance for doubtful accounts during 2007, 2006 and 2005 were as follows (in thousands):

Balance December 31, 2004	$ 561
Provision/Adjustments	(26)
Write-offs	(41)
Balance December 31, 2005	494
Provision/Adjustments	(60)
Write-offs	(42)
Balance December 31, 2006	392
Provision/Adjustments	(363)
Write-offs	—
Balance December 31, 2007	$ 29

Inventories

Inventories consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Finished goods	$1,427	$4,307
Work in process	783	2,717
	$2,210	$7,024

Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Computer equipment and software	$ 4,841	$ 3,411
Machinery, equipment and vehicles	2,764	2,495
Furniture and fixtures	369	292
Building	290	293
Leasehold improvements	494	382
	8,758	6,873
Less: accumulated depreciation and amortization	(4,224)	(2,713)
	$ 4,534	$ 4,160

Depreciation and amortization expense was $1.5 million, $1.2 million and $0.8 million for 2007, 2006 and 2005, respectively. At December 31, 2007, computer equipment and software included $1.1 million of software licenses acquired under financing.

Other accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Accrued compensation costs	$3,776	$1,083
Warranty accruals	220	928
Reserve for adverse purchase commitments	1,255	887
Other accrued liabilities	1,440	907
	$6,691	$3,805

Warranty accrual

We warrant our products against defects in materials and workmanship and non-conformance to our specifications for varying lengths of time, generally one year. If there is a material increase in customer claims compared with our historical experience, or if costs of servicing warranty claims are greater than expected, we may record a greater charge against cost of sales in future periods.

Changes in our liability for product warranty during 2007, 2006 and 2005 were as follows (in thousands):

Balance December 31, 2004	$ 2,358
Accruals for warranty	612
Adjustments made	(1,110)
Settlements made	(1,021)
Balance December 31, 2005	839
Accruals for warranty	907
Adjustments made	(704)
Settlements made	(114)
Balance December 31, 2006	928
Accruals for warranty	740
Adjustments made	(568)
Settlements made	(880)
Balance December 31, 2007	$ 220

As actual warranty claim experience has been below our expected claim rates, we have reduced our warranty liability via adjustments in 2007, 2006 and 2005.

Revenue and accounts receivable by customer

	% of Revenue for the Year Ended December 31,			% of Accounts Receivable at December 31,	
	2007	2006	2005	2007	2006
TPO Displays Corp. **	53%	31%	21%	84%	42%
Rikei Corp.	29%	*	*	*	17%
Samsung SDI	*	35%	42%	*	16%
AU Optronics Corp.	*	21%	*	*	15%
Hosiden Corp.	*	*	17%	*	*

* Less than 10%

** TPO Displays Corp. includes both Philips Mobile Display Systems and Toppoly Optoelectronics Corporation for all periods presented as a result of the merger of these companies in 2006.

Substantially all of our revenue in 2007, 2006 and 2005 has been generated from sales to a very small number of customers. Our largest customers have been AU Optronics Corporation, Hosiden Corporation, Rikei Corporation, Samsung Displays, Inc (SDI) Co. and TPO Displays Corporation, which collectively accounted for 90%, 87%, and 80% of our revenue in 2007, 2006 and 2005, respectively. In the second quarter of 2006, Philips Mobile Display Systems merged with Toppoly Optoelectronics Corporation, another of our customers, to form TPO Displays Corp. As a result, sales to these two customers are combined under the name TPO Displays Corp.

Interest and other income (expense), net

Interest and other income (expense), net consisted of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Interest income	$4,468	$4,762	$3,034
Foreign exchange gain (loss)	(70)	(473)	(214)
Other income (expense), net	(6)	60	(102)
	$4,392	$4,349	$2,718

Note 6. Commitments and Contingencies

Indemnifications

In the normal course of our business, we enter into contracts that contain a variety of representations and warranties and provide for general indemnifications. In addition, we indemnify our officers and directors. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future. No claims have been made to date, nor have we been required to defend any action related to our indemnification obligations, and accordingly, we have not accrued any amounts for such indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

Operating leases and financing

We lease facilities under non-cancelable lease agreements expiring at various times through 2010. In some instances, lease terms require us to pay maintenance and repair costs. Future minimum lease payments under non-cancelable operating leases and payments for software licenses acquired under financing arrangements are as follows (in thousands):

	2008	2009	2010	2011 and thereafter	Less: Interest	Total Minimum Payments
Operating leases	$ 947	$ 496	$182	$—	$ —	$1,625
Software license installment payments	613	680	429	—	(111)	$1,611
	$1,560	$1,176	$611	$—	$(111)	$3,236

Most of our leases contain renewal options. Rent expense under all operating leases was approximately $1.3 million in 2007, $1.2 million in 2006, and $0.7 million in 2005.

Note 7. Common Stock and Preferred Stock

Our certificate of incorporation, as amended, authorizes us to issue 120,000,000 shares of common stock with a par value of $0.001 per share. At December 31, 2007, there were 28,905,998 shares of common stock issued and outstanding. At December 31, 2006, there were 29,306,230 shares of common stock issued and outstanding.

In January 2007, our Board of Directors approved a program to repurchase up to 2.5 million shares of our common stock through December 31, 2007. The 2007 stock repurchase activity under this program is summarized as follows (in thousands, except per share amount):

Total Number of Shares Purchased	Average Price per Share	Total Amount Repurchased
1,095	$3.50	$3,837

All common stock shares repurchased were retired in 2007. The purchase price of the shares of common stock purchased is reflected as a reduction to stockholders' equity.

At December 31, 2007 and 2006, there were 5,000,000 shares of preferred stock authorized for issuance, none of which were outstanding.

Note 8. Stock Plans

Stock option plans

In August 2000, we adopted our 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan, as amended, authorized us to grant incentive stock options and nonstatutory stock options to employees, directors and consultants. As of December 31, 2007, options exercisable for 723,033 shares were outstanding under the 2000 Plan and no shares were available for future grant.

In August 2002, the board of directors approved our 2002 Equity Incentive Plan (the "2002 Plan") and authorized grants of up to 3,825,000 shares under the Plan. The 2000 Plan was terminated upon the approval of the 2002 Plan. Shares authorized but unissued under the 2000 Plan were retired, and 2000 Plan options subsequently cancelled upon employee or consultant termination were also retired.

In March 2004, the board of directors adopted our 2004 Equity Incentive Plan (the "2004 Plan"), and our stockholders approved the 2004 Plan in April 2004. The 2004 Plan is an amendment and restatement of our 2002 Plan. The aggregate number of shares of common stock that may be issued pursuant to options granted under this plan was 6,000,000 at the inception of the plan, which amount may be increased annually on December 31 of each year, from 2004 to 2013, by up to 5% of the number of fully-diluted shares of common stock outstanding on such date.

Under the 2000 Plan, 2002 Plan and 2004 Plan (collectively, the "Plans"), incentive stock options are granted at a price that is not less than 100% of the fair market value of the stock on the date of grant, as determined by the closing price on The NASDAQ Global Market. Nonstatutory stock options are granted at a price that is not to be less than 85% of the fair market value of the stock on the date of grant, as determined by the closing price on The NASDAQ Global Market. Options may be granted for a period of up to ten years, and generally vest at the rate of 25% per year over four years. Options granted to stockholders who own more than 10% of our outstanding stock at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options granted under the Plans may be immediately exercisable, but subject to vesting and repurchase.

In March 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors Plan"), which was effective upon the closing of our initial public offering. The 2004 Directors Plan calls for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under this plan was 400,000 shares at the inception of the plan, which amount may be increased annually on December 31 of each year, from 2004 to 2013, by the number of shares of common stock subject to options granted during such year.

The following table summarizes activity under the Plans (shares in thousands):

	Options and Restricted Stock Units Available for Future Issuance	Outstanding Options	Weighted Average Exercise Price
Balance at December 31, 2006	5,480	5,506	$3.78
Authorized	1,510	—	
Restricted stock units granted	(229)	—	
Restricted stock units forfeited	44	—	
Options granted	(2,729)	2,729	$3.65
Options exercised	—	(580)	$0.26
Options forfeited/cancelled	1,022	(1,022)	$5.45
Balance at December 31, 2007	5,098	6,633	$3.78

Under the Plans, shares issued upon the exercise of unvested options may be repurchased by us at the option exercise price in the event of the optionee's separation from service. The right to repurchase unvested shares lapses at the rate of the vesting schedule. The following table summarizes shares subject to repurchase rights at December 31, 2007 and vesting during the years then ended (shares in thousands):

	Number of Shares	Average Grant Date Fair Value
Shares issued but unvested, December 31, 2006	24	$ 5.79
Vested	(23)	$ 9.42
Shares issued but unvested, December 31, 2007	1	$10.12

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2007 (shares and aggregate intrinsic value in thousands):

Options Outstanding				Options Vested and Exercisable			
Shares Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Shares Vested and Exercisable	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
6,633	4.91	$3.78	$3,696	3,138	4.53	$3.27	$3,664

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value, based on the closing price of our common stock of $2.86 as of December 31, 2007, which would have been received by option holders if all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable at December 31, 2007 was 1.4 million shares.

Total intrinsic value of options exercised was $2.0 million, $2.4 million, and $2.0 million for 2007, 2006 and 2005, respectively. Total cash received by us related to option exercises was $0.1 million, $0.2 million, and $0.1 million for 2007, 2006 and 2005, respectively. Upon option exercise, we issue new shares of stock. Under SFAS 123(R), we realized $19,000 of tax benefit deficiency from stock options exercised in 2007 and $98,000 of excess tax benefit from stock options exercised in 2006.

Total options vested and expected to vest at December 31, 2007 were 6.1 million shares with a weighted average remaining contractual life of 4.9 years and weighted average exercise price of $3.74 per share. Total intrinsic value in respect to options vested and expected to vest was $3.7 million at December 31, 2007.

Total unrecognized compensation cost of $5.2 million related to options outstanding at December 31, 2007 will be recognized over a weighted-average period of 2.25 years.

Restricted Stock Units

In March 2007, we granted restricted stock units to employees under the 2004 Plan. Employees are not required to make any payment to the Company with respect to the receipt of these restricted stock units. On applicable vesting dates, we will issue new shares of stock at a rate of one share for one unit, net of shares withheld to satisfy minimum statutory tax requirements where applicable. The following table summarizes activity under the restricted stock unit program (in thousands):

	Year Ended December 31, 2007
Granted	229
Forfeited	(44)
Outstanding	185

The weighted average fair value of the restricted stock units granted was $4.02 per share, calculated based upon the fair market value of our stock at the date of grant. As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to unvested restricted stock units granted, which is expected to be recognized over a weighted average period of approximately one year.

Employee Stock Purchase Plan

In March 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Employee Stock Purchase Plan (the "ESPP"), which was effective upon the closing of our initial public offering. At inception, the ESPP authorized the issuance of up to 500,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of our affiliates, which amount may be increased on December 31 of each year, from 2004 until 2013, by up to 1.5% of the number of fully-diluted shares of common stock outstanding on that date. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. We issued 115,503 and 130,750 shares under the ESPP during 2007 and 2006, respectively.

Total unrecognized compensation cost of $57,000 related to shares issued under the ESPP outstanding at December 31, 2007 will be recognized in 2008.

Stock options issued to non-employees

During 2007 and 2006, we did not grant options to non-employees to purchase common stock. During 2005, we granted options to consultants to purchase 5,500 shares of common stock with a weighted average exercise price of $6.32. The fair value of options granted to consultants was estimated using the Black-Scholes model and total expense was $0, $0 and $24,000 in 2007, 2006 and 2005, respectively.

Note 9. Income Taxes

U.S. and foreign components of loss before income taxes were (in thousands):

	Year Ended December 31,		
	2007	2006	2005
US operations	$(10,500)	$ (4,449)	$ (2,303)
Foreign operations	(21,412)	(7,081)	(8,282)
Total pretax loss	$(31,912)	$(11,530)	$(10,585)

As of December 31, 2007, accumulated unremitted earnings from our Korea subsidiary were approximately $6.8 million. Accumulated unremitted foreign earnings as of December 31, 2006 were $6.0 million. Earnings from Korea operations, after recognition of a full provision for foreign income taxes, are indefinitely reinvested in foreign operations. If these earnings were remitted to the United States, they would be subject to taxation by the federal government of the United States and other jurisdictions, subject to an adjustment for foreign tax credits.

The provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ 466	$(151)	$(1,833)
State	1	13	36
Foreign	334	665	650
Total current	801	527	(1,147)
Deferred:			
Federal	(1,960)	(119)	1,992
State	114	150	(83)
Foreign	65	(35)	3
Total deferred	(1,781)	(4)	1,912
Total provision for (benefit from) income taxes	$ (980)	$ 523	$ 765

Deferred tax assets and liabilities consisted of the following (in thousands):

	December 31,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 921	$ 10
Tax credits	327	15
Stock based compensation	1,059	704
Accruals, reserves and other	503	188
Property and equipment and other	150	62
Gross deferred tax assets	2,960	979
Less: Valuation allowance	(823)	(381)
Net deferred tax assets	2,137	598
Deferred tax liabilities:		
Intangible assets and other	(2,196)	—
Other comprehensive income	(524)	(517)
Total deferred tax liabilities	(2,720)	(517)
Net deferred tax assets (liabilities)	$ (583)	$ 81

At December 31, 2007, we had approximately $1.6 million of federal net operating loss carryforwards and $5.8 million of California state net operating loss carryforwards. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2027 and 2015, respectively. At December 31, 2007, we also had $0.2 million and $0.2 million of research and development tax credit for federal and state purposes, respectively.

The federal research credits expire in 2027. Pursuant to the ownership change provisions of the Tax Relief Act of 1986, utilization of our net operating loss and research and development tax credit carryforwards may be limited if a change of ownership of more than 50% occurs within any three-year period.

We have established valuation allowances against deferred tax assets where we believe that it is more likely than not that the tax benefits may not be realized. In 2007, we established a valuation allowance of approximately $0.8 million for the Company's California state deferred tax assets, increasing our income tax expense. During 2006, we established valuation allowances of approximately $0.4 million for the US federal deferred tax assets and $0.2 million for California state deferred tax assets in the U.S. The valuation allowances were determined in accordance with the provisions of SFAS No. 109 which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. In connection with the purchase accounting resulting from the acquisition of Mondowave, Inc. and Acutechnology Semiconductor, Inc., during 2007, we recorded deferred tax liabilities of approximately $2.9 million. This deferred tax liability is the result of differences in the book and tax basis of the intangible assets recorded as a result of the acquisition. Because our deferred tax liabilities exceed our deferred tax assets, the U.S. deferred tax valuation allowance previously recorded was reversed, with a corresponding reduction in goodwill as a part of our purchase accounting. The deferred tax liabilities related to Mondowave, Inc. and Acutechnology Semiconductor, Inc. will be reduced in future periods as the identified intangible assets are amortized.

In July 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Income Tax Uncertainties." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting and disclosure for income tax uncertainties in interim periods. FIN 48 became effective for us on January 1, 2007.

As a result of our adoption of FIN 48, we recorded a decrease of $0.3 million in the liability for unrecognized tax benefits, and related accrued interest, with a corresponding increase to retained earnings, as of January 1, 2007. We also reclassified $1.7 million of our liability for recognized tax benefits and related accrued interest from current to noncurrent liabilities, as we do not expect these liabilities to be settled within 12 months. Our unrecognized tax benefits were approximately $2.4 million at December 31, 2007 and relate to U.S., state and various foreign jurisdictions. This amount included $0.3 million of interest and penalties. If recognized, all $2.4 million of unrecognized tax benefits and related interest and penalties would reduce our income tax expense and effective tax rate. We continue to recognize interest and/or penalties related to income tax matters as a component of income tax expense. During the year ended December 31, 2007, the company recorded approximately $110 thousand of interest and penalties related to uncertain tax positions. The company believes it is reasonably possible that a decrease to its unrecognized tax benefits of $0.6 million could occur within the next twelve months as a result of the lapse of applicable statutes of limitations.

A reconciliation of total gross unrecognized tax benefits for the year ended December 31, 2007 is as follows (in thousands):

Balance at January 1, 2007	$1,519
Additions based on tax positions taken during the current year	619
Reductions due to lapsing of applicable statute of limitations	(58)
Balance at December 31, 2007	$2,080

We file US, California, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2004 through 2007 tax years remain subject to examination by federal tax authorities, and the 2003 through 2007 tax years remain subject to examination by California state tax authorities. In significant foreign jurisdictions the

2002 through 2007 tax years generally remain subject to examination by tax authorities. We have no ongoing tax examinations by tax authorities at this time.

The calculation of our tax liabilities involves the inherent uncertainty in the application of complex tax laws. We record tax reserves for additional taxes that we estimate we may be required to pay as a result of potential examinations by tax authorities. If such payments ultimately prove to be unnecessary, the reversal of these tax reserves would result in tax benefits being recognized in the period we determine such reserves are no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Tax at federal statutory rate	$(11,170)	$(4,036)	$(3,705)
State income taxes, net of federal tax benefit	(515)	4	(24)
Stock-based compensation	911	871	736
Foreign earnings taxed at different rates	8,348	3,169	3,792
Change in valuation allowance	862	645	—
In-process research and development	704	—	—
Tax credits	(173)	—	(18)
Tax exempt interest income	—	(33)	(277)
Other	53	(97)	261
Total provision for (benefit from) income taxes	$ (980)	$ 523	$ 765

Note 10. Operating Segment and Geographic Information

We operate in one operating segment, comprising analog and mixed-signal semiconductor products that enable and enhance the features and capabilities of portable and other consumer products.

As of December 31, 2007, 2006, and 2005, 36%, 8%, and 10%, respectively, of our tangible long-lived assets were maintained in the United States. Our other long-lived assets at each year-end were maintained in our international locations, primarily Korea.

The following table summarizes revenue by geographic region, based on the country in which the customer is located:

	Year Ended December 31,		
	2007	2006	2005
China	58%	82%	55%
Japan	29%	6%	—
Taiwan	9%	4%	13%
Korea	4%	8%	32%
Total revenue	100%	100%	100%

Note 11. Legal Proceedings

On March 2, 2005, a securities class action suit was filed in the United States District Court for the Northern District of California against Leadis Technology, Inc., certain of its officers and its directors. The complaint alleges the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making allegedly false and misleading statements in the Company's registration statement and prospectus filed on June 16, 2004 for our initial public offering. A similar additional action was filed on March 11, 2005. On April 20, 2005, the court consolidated the two actions. The consolidated complaint seeks unspecified damages on behalf of a class of purchasers that acquired shares of our common stock pursuant to our registration statement and prospectus. The claims appear to be based on allegations that at the time of the IPO, demand for our OLED (color organic light-emitting diodes) products was already slowing due to competition from one of our existing customers and that we failed to disclose that we were not well positioned for continued success as a result of such competition. On October 28, 2005, we and other defendants filed a Motion to Dismiss the lawsuit. By Order dated March 1, 2006, the Court granted defendants' Motion to Dismiss, with prejudice, and a judgment has been entered in favor of us and all other defendants. On or about March 28, 2006, the plaintiffs filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. The Court of Appeals held a hearing for oral argument on the appeal in February 2008, and we anticipate that the Court of Appeals will render its decision within the next six months.

SUPPLEMENTARY FINANCIAL DATA

Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2007				
Revenue	$13,670	$ 9,735	$ 9,943	$ 6,233
Cost of sales	$12,298	$ 8,678	$ 8,857	$ 6,510
Gross profit	$ 1,372	$ 1,057	$ 1,086	$ (277)
Research and development expenses	$ 3,361	$ 4,478	$ 5,390	$ 5,370
Selling, general and administrative expenses	$ 3,224	$ 3,608	$ 4,318	$ 5,233
Amortization of purchased intangible assets	$ 209	$ 627	$ 627	$ 627
In-process research and development	$ 1,320	$ —	$ 500	$ 650
Operating loss	$(6,742)	$(7,656)	$(9,749)	$(12,157)
Net loss	$(5,458)	$(6,066)	$(8,359)	$(11,049)
Basic net loss per share	$ (0.19)	$ (0.21)	$ (0.29)	$ (0.38)
Diluted net loss per share	$ (0.19)	$ (0.21)	$ (0.29)	$ (0.38)
Weighted-average number of shares used in basic net loss per share calculation	29,329	29,376	28,973	28,813
Weighted-average number of shares used in diluted net loss per share calculation	29,329	29,376	28,973	28,813

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2006				
Revenue	$24,057	$30,936	$22,312	$23,903
Cost of sales	$20,395	$27,848	$19,443	$20,820
Gross profit	$ 3,662	$ 3,088	$ 2,869	$ 3,083
Research and development expenses	$ 3,635	$ 3,394	$ 3,797	$ 2,970
Selling, general and administrative expenses	$ 3,659	$ 3,864	$ 3,316	$ 3,946
Operating loss	$(3,632)	$(4,170)	$(4,244)	$(3,833)
Cumulative effect of change in accounting principle, net of tax	$ 142	$ —	$ —	$ —
Net loss	$(2,790)	$(3,226)	$(2,822)	$(3,073)
Basic net loss per share	$ (0.10)	$ (0.11)	$ (0.10)	$ (0.11)
Diluted net loss per share	$ (0.10)	$ (0.11)	$ (0.10)	$ (0.11)
Weighted-average number of shares used in basic net loss per share calculation	28,455	28,654	28,935	29,187

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer. It confirmed that our disclosure controls and procedures are effective in alerting us, within the time periods specified by the Securities and Exchange Commission, to any material information regarding our company. Based on their evaluation as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-K and such information was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included under Item 8 in this Annual Report on Form 10-K.

Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the effectiveness of controls.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls are effective at that reasonable assurance level. However, due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Information required by this Item relating to our directors and executive officers is incorporated by reference from the definitive proxy statement for our 2008 Annual Meeting of Stockholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form (the "Proxy Statement"). We have adopted a written code of conduct that applies to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. The code of conduct is posted on our website at *www.leadis.com.* Amendments to, and waivers from, the code of conduct that applies to any of these officers, or persons performing similar functions, and that relates to any element of the code of conduct definition enumerated in Item 406(b) of Regulation S-K, will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a Current Report on Form 8-K.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2007.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2007.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2007.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2007.

PART IV

ITEM 15. *EXHIBITS*

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements:

2. Exhibits:

Exhibit No.	Description of Document
3.1	Registrant's Amended and Restated Certificate of Incorporation.(1)
3.2	Amended and Restated Bylaws of Leadis Technology, Inc.(15)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Form of Specimen Certificate for Registrant's common stock.(2)
4.3	Amended and Restated Investor Rights Agreement dated August 19, 2002 by and among the Registrant and certain holders of the Registrant's capital stock.(1)
10.1†	Registrant's 2000 Stock Incentive Plan and forms of related agreements.(1)
10.2†	Registrant's 2004 Equity Incentive Plan and form of related agreement.(1)
10.3†	Registrant's 2004 Non-Employee Directors' Stock Option Plan and form of related agreement.(1)
10.4†	Registrant's 2004 Employee Stock Purchase Plan.(1)
10.5†	Form of Indemnity Agreement entered into between the Registrant and certain of its officers and directors.(1)
10.6†	Employment Agreement with Ken Lee, dated August 15, 2002.(1)
10.7†	Employment Agreement with Victor Lee, dated December 3, 2002.(1)
10.8†	Form of Stock Option Grant Notice under the Leadis Technology, Inc. 2004 Equity Incentive Plan.(3)
10.9†	Form of Stock Option Grant Notice under the Leadis Technology, Inc. 2004 Non-Employee Directors' Stock Option Plan.(3)
10.10†	Form of offering document under the Leadis Technology, Inc. 2004 Employee Stock Purchase Plan.(16)
10.11	Lease by and between the Registrant and Sunnyvale Business Park, dated as of December 23, 2004.(4)
10.12	Framework Agreement by and between Leadis International Limited and Philips Electronics Hong Kong Limited — Mobile Display Systems, dated December 15, 2004.(4)
10.13†	Registrant's 2005 Management Bonus Plan.(5)
10.14†	Employment Agreement with Chol Chong, dated April 1, 2005.(6)
10.15†	Employment Agreement with Antonio R. Alzarez dated November 28, 2005.(7)
10.16†	Registrant's Non-Employee Director Cash Compensation Policy.(8)
10.17†	Employment Agreement with Jose Arreola dated January 20, 2006.(9)
10.18	Lease Contract by and between the Korea Institute of Design Promotion and Leadis Technology Korea, Inc., dated as of June 30, 2006.(12)
10.19†	Registrant's 2006 Management Bonus Plan.(10)
10.20†	Form of Change of Control Plans for Chief Executive Officer, Class I Executives and Class II Executives.(11)

Exhibit No.	Description of Document
10.21†	Forms of Phantom Stock Award Grant Notice and Phantom Stock Award Agreement under the Leadis Technology, Inc. 2004 Equity Incentive Plan.(13)
10.22	First Amendment to Lease Agreement between Leadis Technology, Inc. and Sunnyvale Business Park I, LLC, dated July 30, 2007.(14)
10.23†	Registrant's 2007 Management Bonus Plan.(17)
10.24†	Registrant's 2008 Management Bonus Plan.(18)
21.1	Subsidiaries of the Registrant.(19)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.(19)
24.1	Power of Attorney (see signature page).
31.1	Certification of the Registrant's Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.(19)
31.2	Certification of Registrant's Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.(19)
32.1	Certification of Registrant's Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002. (19)(20)
32.2	Certification of Registrant's Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002. (19)(20)

† Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-113880) filed on March 24, 2004.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1/A (File No. 333-113880) filed on June 14, 2004.

(3) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

(5) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 17, 2005.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(7) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 1, 2005.

(8) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 8, 2005.

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on January 26, 2006.

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 21, 2006.

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 14, 2006.

(12) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(13) Form 10-K for year ended December 31, 2006.

(14) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(15) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 12, 2007.

(16) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(17) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 15, 2007.

(18) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 12, 2008.

(19) Filed herewith.

(20) The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by Leadis Technology, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 17th day of March 2008.

LEADIS TECHNOLOGY, INC.

By: /s/ JOHN K. ALLEN

John K. Allen
Chief Financial Officer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Antonio R. Alvarez and John K. Allen, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTONIO R. ALVAREZ **Antonio R. Alvarez**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2008
/s/ JOHN K. ALLEN **John K. Allen**	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 17, 2008
/s/ KEUNMYUNG LEE **Keunmyung Lee**	Executive Vice President, Chief Operating Officer and Director	March 17, 2008
/s/ BYRON BYNUM **Byron Bynum**	Director	March 17, 2008
/s/ ALDEN CHAUVIN, DR. **Alden Chauvin**	Director	March 17, 2008
/s/ KENNETH GOLDMAN **Kenneth Goldman**	Director	March 17, 2008
/s/ DOUG MCBURNIE **Doug Mcburnie**	Director	March 17, 2008

Signature	Title	Date
/s/ JAMES PLUMMER **James Plummer**	Director	March 17, 2008
/s/ JACK SALTICH **Jack Saltich**	Director	March 17, 2008
/s/ I-WEI WU **I-Wei Wu**	Director	March 17, 2008

Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NAME	PLACE OF INCORPORATION OR ORGANIZATION
Leadis Technology, Ltd.	Cayman Islands
Leadis International Limited	Hong Kong
Leadis Technology Korea, Inc.	Korea
Leadis Technology Japan KK	Japan
Mondowave, Inc.	California, United States
Acutechnology Semiconductor, Inc.	California, United States

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-116539) of Leadis Technology, Inc. of our report dated March 17, 2008 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 17, 2008

Exhibit 31.1

CERTIFICATION

I, Antonio R. Alvarez, certify that:

1. I have reviewed this annual report on Form 10-K of Leadis Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Antonio R. Alvarez

Antonio R. Alvarez
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, John K. Allen, certify that:

1. I have reviewed this annual report on Form 10-K of Leadis Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ John K. Allen

John K. Allen
Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Antonio R. Alvarez, the Chief Executive Officer of Leadis Technology, Inc. (the "Company"), hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2007, to which this Certification is attached as Exhibit 32.1 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

In Witness Whereof, the undersigned has set his hand hereto as of this 17th day of March, 2008.

/s/ Antonio R. Alvarez

Antonio R. Alvarez
Chief Executive Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Leadis Technology, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Form 10-K), irrespective of any general incorporation language contained in such filing.

Exhibit 32.2

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), John K. Allen, the Chief Financial Officer of Leadis Technology, Inc. (the "Company"), hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2007, to which this Certification is attached as Exhibit 32.2 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

In Witness Whereof, the undersigned has set his hand hereto as of this 17th day of March, 2008.

/s/ John K. Allen

John K. Allen
Chief Financial Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Leadis Technology, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Form 10-K), irrespective of any general incorporation language contained in such filing.

LEADIS TECHNOLOGY, INC.

Sunnyvale Business Park
800 W. California Avenue, Suite 200
Sunnyvale, CA 94086

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 4, 2008

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Leadis Technology, Inc., a Delaware corporation (the "Company"). The meeting will be held on Wednesday, June 4, 2008 at 11:30 a.m. local time at the Company's offices located at Sunnyvale Business Park, 800 W. California Avenue, Suite 200, Sunnyvale, CA 94086 for the following purposes:

1. To elect 3 directors to hold office until the 2011 Annual Meeting of Stockholders.

2. To ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008.

3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 18, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors



John K. Allen
Chief Financial Officer and Secretary

Sunnyvale, California
April 29, 2008

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

LEADIS TECHNOLOGY, INC.

Sunnyvale Business Park
800 W. California Avenue, Suite 200
Sunnyvale, CA 94086

PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

June 4, 2008

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors (sometimes referred to as the "Board") of Leadis Technology, Inc. (sometimes referred to as the "Company" or "Leadis") is soliciting your proxy to vote at the 2008 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

The Company intends to mail this proxy statement and accompanying proxy card on or about May 2, 2008 to all stockholders of record as of the record date entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 18, 2008 will be entitled to vote at the annual meeting. On this record date, there were 29,139,106 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 18, 2008 your shares were registered directly in your name with Leadis' transfer agent, BNY Mellon Shareowner Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 18, 2008 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote at the annual meeting:

- Election of three directors; and
- Ratification of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us such that it is received by us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Leadis. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have **one vote** for each share of common stock you owned as of April 18, 2008.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all nominees for director and "For" the ratification of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will bear the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.

- You may send a written notice that you are revoking your proxy to the Corporate Secretary of the Company at 800 W. California Avenue, Suite 200, Sunnyvale, California 94086.

- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank to revoke your proxy.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome. Broker non-votes will have no effect.

- To be approved, Proposal No. 2 ratifying the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008 must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the record date, April 18, 2008, are represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2008.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes: Class I, Class II and Class III. There are currently three directors in each class, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. The directors comprising each class are as follows:

- Our Class I directors are Antonio Alvarez, Alden Chauvin, Jr. and James Plummer, and their terms will expire at the upcoming Annual Meeting of Stockholders.
- Our Class II directors are Byron Bynum, Keunmyung ("Ken") Lee and Jack Saltich, and their terms will expire at the annual meeting of stockholders to be held in 2009.
- Our Class III directors are Kenneth Goldman, Douglas McBurnie and I-Wei Wu, and their terms will expire at the annual meeting of stockholders to be held in 2010.

The only change in the composition of the Board since our 2007 annual meeting of stockholders is the addition of Dr. Wu, who was appointed to the Board in March 2008.

Mr. Alvarez is currently a director of the Company who was appointed by the Board in connection with his hiring as our Chief Executive Officer in 2005. Mr. Chauvin is currently a director of the Company and was appointed by the Board upon recommendation by the Nominating and Corporate Governance Committee in 2007. Dr. Plummer was appointed to the Board prior to our 2004 initial public offering upon recommendation from a member of our management team and was re-elected by stockholders at our 2005 annual meeting of stockholders. If elected at the upcoming annual meeting, Mr. Alvarez, Mr. Chauvin and Dr. Plummer each would serve until the 2011 annual meeting of stockholders and until his successor is elected and has qualified, or until the earlier of his death, resignation or removal. Following are brief biographies for Mr. Alvarez, Mr. Chauvin and Dr. Plummer.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2011 ANNUAL MEETING

Antonio Alvarez

Antonio Alvarez joined Leadis in November 2005 as our President and Chief Executive Officer, and is a member of our Board of Directors. From 1987 to 2005, Mr. Alvarez held various positions at Cypress Semiconductor Corporation, a semiconductor manufacturer, most recently as Senior Vice President, Memory and Imaging Products Division where he was responsible for Cypress' SRAM, non-volatile memory and imaging products. From 1989 to 2001, Mr. Alvarez served as Cypress' Senior Vice President of Research and Development. Prior to joining Cypress, Mr. Alvarez held various technical engineering positions at Motorola, Inc., a wireless and broadband communications company. Mr. Alvarez also serves on the board of directors of ChipMos Technologies, Inc. and several privately-held technology companies. Mr. Alvarez holds B.S. and masters degrees in Electrical Engineering from Georgia Institute of Technology.

Alden Chauvin, Jr.

Alden Chauvin, Jr. has been a member of our Board of Directors since March 2007. Mr. Chauvin is a retired executive with significant semiconductor experience, primarily in sales and marketing functions. Prior to his retirement, Mr. Chauvin served as the Vice President, Worldwide Sales for Intersil Corporation, a semiconductor manufacturer, from May 2002 until October 2006, following Intersil's acquisition of Elantec Semiconductor, Inc., a semiconductor manufacturer, in May 2002. Prior to that, Mr. Chauvin was Vice President of Worldwide Sales for Elantec from March 1999 to May 2002. From 1986 until 1997, Mr. Chauvin served as Vice President of North America Sales and later Vice President of Worldwide Sales for Sierra Semiconductor, a semiconductor manufacturer. Mr. Chauvin started his career at Texas Instruments, Inc. in various engineering, operations, marketing, and sales management roles from 1969 to 1986. Mr. Chauvin received a B.S. degree in Industrial Technology from Louisiana State University.

James Plummer

James Plummer has been a member of our Board of Directors since January 2001. Dr. Plummer has been Dean of the School of Engineering at Stanford University since September 1999 and a Professor of Electrical Engineering at Stanford University since 1978. Dr. Plummer is a member of the board of directors of Intel Corporation and International Rectifier Corporation, each of which is a semiconductor manufacturer. He also serves on the technical advisory boards of several semiconductor companies. Dr. Plummer holds a B.S. in Electrical Engineering from the University of California, Los Angeles, and an M.S. in Electrical Engineering and a Ph.D. in Electrical Engineering from Stanford University.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

CORPORATE GOVERNANCE

Independence of the Board of Directors

The Nasdaq Global Stock Market ("Nasdaq") listing standards require a majority of the members of our Board of Directors to qualify as "independent," as affirmatively determined by the Board. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, the Board affirmatively has determined that all of the Company's non-employee directors are independent directors within the meaning of the applicable Nasdaq listing standards. Mr. Alvarez and Dr. Lee do not qualify as independent because they are employees of the Company.

Code of Conduct

The Company has adopted a Code of Conduct that applies to all officers, directors and employees, including the principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available on the investor relations portion of our corporate website at *www.leadis.com.* [1] If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Corporate Governance Guidelines

The Board has adopted written corporate governance guidelines, which are available on the investor relations portion of our corporate website at *www.leadis.com.* These guidelines set forth the practices the Board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. These guidelines may be reviewed and modified by the Board from time to time.

Meetings of the Board of Directors

The Board met nine times during the 2007 fiscal year and acted by unanimous written consent one time. Each director attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively. During the 2007 fiscal year the Company's independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. Mr. Saltich has been appointed lead independent director and presides over the executive sessions of the independent directors.

---

[1] Information contained on our website is not part of this Proxy Statement.

Committees of the Board of Directors

The Board has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to the Company. Below is a description of each committee.

Audit Committee

The Audit Committee is currently comprised of three directors: Mr. Goldman (Chair), Mr. McBurnie and Dr. Plummer. The Audit Committee met nine times during the 2007 fiscal year. The Audit Committee oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company's audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review the Company's annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Audit Committee's report is set forth below in the section titled "Report of the Audit Committee." The Audit Committee has adopted a written Audit Committee Charter, a copy of which is attached as Appendix A to these proxy materials and is available on the investor relations portion of our corporate website at *www.leadis.com*.

The Board annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards) and has sufficient knowledge in reading and understanding the Company's financial statements to serve on the Audit Committee. The Board has determined that Mr. Goldman qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Goldman's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting companies.

Compensation Committee

The Compensation Committee is currently comprised of three directors: Mr. Saltich (Chair), Mr. Bynum and Mr. Chauvin, each of whom is independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Mr. Chauvin was appointed to the Compensation Committee in June 2007. The Compensation Committee met four times and acted by unanimous written consent two times during the 2007 fiscal year. The Compensation Committee's report is set forth below in the section titled "Report of the Compensation Committee." Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the "Compensation Discussion and Analysis" below. The Company also has a Non-Officer Stock Option Committee comprised of Mr. Saltich, Mr. Alvarez and Mr. Allen, our Chief Financial Officer, that may award stock options to employees who are not executive officers, subject to guidelines approved by the Compensation Committee. The charter for our Compensation Committee is available on the investor relations portion of our corporate website at *www.leadis.com*.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of three directors: Mr. McBurnie (Chair), Mr. Chauvin and Dr. Wu, each of whom is independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Mr. Saltich also served as member of the Nominating and Corporate Governance Committee until March 2008, when he was replaced by Dr. Wu. The Nominating and Corporate Governance Committee formally met one time during the 2007 fiscal year. The Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election as directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and overseeing all aspects of the Company's corporate governance functions on behalf of the Board. The charter for our Nominating and Corporate Governance Committee can be found on the investor relations portion of our corporate website at *www.leadis.com*.

Nominations for Director

The Nominating and Corporate Governance Committee has not established any specific minimum qualifications that must be satisfied by a candidate for a position on the Board. The Nominating and Corporate Governance Committee intends to consider all of the relevant qualifications of candidates for director, including such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment, the ability to read and understand basic financial statements and having the commitment to rigorously represent the long-term interests of the Company's stockholders. The Nominating and Corporate Governance Committee, however, retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. The Nominating and Corporate Governance Committee will conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. At this time, the Nominating and Corporate Governance Committee does not believe that the establishment of stated, specific minimum qualifications for director candidates is necessary or appropriate. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 800 W. California Avenue, Suite 200, Sunnyvale, California 94086 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last annual meeting of stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Stockholder Communications with the Board of Directors

Leadis has not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Persons interested in communicating with the Board or a particular director, or to the independent directors generally, should send their communication to: Corporate Secretary, Leadis Technology, Inc., 800 W. California Avenue, Suite 200, Sunnyvale, California 94086. Please include your name and address in the communication and indicate whether you are a current stockholder of the Company. These communications will be reviewed by the Company's counsel or Corporate Secretary, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). If no particular director is named, letters will be forwarded, depending on the subject matter, to our Lead Independent Director or the Chair of the appropriate Board committee.

Director Attendance at the Annual Meeting

The Board does not have a formal policy with respect to attendance of its members at the annual meeting of stockholders, but does encourage directors and nominees for director to attend the meeting. All but one of our directors attended our 2007 annual meeting of stockholders.

Reimbursement of Expenses

The members of the Board are eligible for reimbursement of expenses incurred in connection with their attendance of Board meetings in accordance with our policy.

Director Compensation Table

The following table shows compensation information for our non-employee directors for the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Jack Saltich	39,500	40,940	—	80,440
Byron Bynum	33,500	24,948	—	58,448
Alden Chauvin, Jr.	27,000	15,610	—	42,610
Kenneth Goldman	40,000	46,312	—	86,312
Douglas McBurnie	40,000	42,343	—	82,343
James Plummer	35,000	24,718	—	59,718
I-Wei Wu(3)	0	0	—	0

(1) Amounts shown in this column reflect the compensation expense that we recognized in fiscal 2007 for all outstanding option awards held by the individual as determined pursuant to Statement of Financial Accounting Standards No. 123(R), excluding any estimate of future forfeitures ("FAS 123R"). The assumptions used to calculate the value of option awards are set forth in Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the director) or that the value on exercise will be equal to the FAS 123R value shown in this column.

(2) The table below sets forth the aggregate number of shares of common stock, including vested and unvested shares, subject to option awards held by our non-employee directors as of December 31, 2007:

Name	Option Awards
Jack Saltich	53,333
Byron Bynum	45,000
Alden Chauvin, Jr.	41,666
Kenneth Goldman	35,000
Douglas McBurnie	55,000
James Plummer	177,500
I-Wei Wu(3)	0

(3) Dr. Wu was appointed to the Board in March 2008.

Narrative of Director Compensation

Under our cash compensation plan for non-employee directors, we pay each non-employee director an annual retainer of $30,000. The Chairman of the Audit Committee receives an additional $10,000 and each member of the Audit Committee is paid an additional $5,000 for serving on the committee. The Chairman of the Compensation Committee receives an additional $7,000 and each member of the Compensation Committee is paid an additional $3,500 for serving on the committee. The Chairman of the Nominating and Corporate Governance Committee receives an additional $5,000 and each member of the Nominating and Corporate Governance Committee is paid an additional $2,500 for serving on the committee.

Each non-employee director also receives stock option grants under the Company's 2004 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code of 1986. Prior to the Company's initial public offering in June 2004, non-employee directors of the Company were also granted options under the Company's 2004 Equity Incentive Plan and the Company's 2000 Stock Incentive Plan. The exercise price of such grants was equal to the fair market value of our common stock on the date of the option grant.

Option grants under the Directors' Plan are non-discretionary. Under the Directors' Plan, each non-employee director is automatically granted, without further action by the Board, an option to purchase 40,000 shares of our common stock upon his or her initial election or appointment to the Board. In addition, on the day following each annual meeting of stockholders, each non-employee director is automatically granted an annual grant to purchase 10,000 shares of our common stock; *provided, however*, that the first annual grant to any non-employee director shall be increased or decreased to a number calculated by multiplying (x) a fraction, the numerator of which shall be the full number of months since the date such non-employee director became a member of the Board and the denominator of which shall be 12, by (y) 10,000. No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant (based on the closing price of our common stock on the Nasdaq Global Market on the last trading day prior to the date of grant).

Compensation Committee Interlocks and Insider Participation

As noted above, the Compensation Committee of the Board consists of Mr. Saltich, Mr. Bynum and Mr. Chauvin. No member of our compensation committee, and none of our executive officers, has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The following report has been submitted by the Compensation Committee of the Board of Directors:

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis set forth below with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in Leadis' Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC.

COMPENSATION COMMITTEE:

Jack Saltich, Chair
Byron Bynum
Alden Chauvin, Jr.

Report of the Audit Committee

The following report of the Audit Committee shall not constitute "soliciting material," shall not be deemed "filed" with the SEC and is not to be incorporated by reference into any other Leadis filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.

The Audit Committee has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements on behalf of the Board of Directors. The Audit Committee is comprised of Kenneth Goldman (Chair), Douglas McBurnie and James Plummer, each of whom satisfies the independence criteria of the Nasdaq listing standards for serving on an audit committee. The Audit Committee held nine meetings during the fiscal year ended December 31, 2007.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in its general oversight of Leadis' financial reporting, internal controls and audit functions. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors. Management is responsible for the preparation, presentation and integrity of Leadis' financial statements; accounting and financial reporting principles; maintaining effective internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. PricewaterhouseCoopers LLP, Leadis' independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board.

The Audit Committee has reviewed and discussed the audited financial statements with management. In addition, the Audit Committee discussed with PricewaterhouseCoopers LLP, with and without management present, the matters required to be discussed by Statement of Auditing Standards No. 61, *"Communications with Audit Committees,"* which include, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received written disclosures and the letter from PricewaterhouseCoopers LLP required by the Independence Standards Board Standard No. 1, which relates to PricewaterhouseCoopers LLP's independence from Leadis and its related entities, and has discussed their independence from Leadis, including whether PricewaterhouseCoopers LLP's provision of non-audit services was compatible with that independence.

In reliance on these reviews and discussions, and the report of PricewaterhouseCoopers LLP, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in Leadis' Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Audit Committee:

Kenneth Goldman, Chair
Douglas McBurnie
James Plummer

Proposal 2

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since the Company's inception in May 2000. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm to serve as the Company's independent registered public accounting firm for the 2008 fiscal year. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of PricewaterhouseCoopers LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2006 and 2007, by PricewaterhouseCoopers LLP, the Company's principal accountant.

	Fiscal Year Ended December 31	
	2007	**2006**
Audit Fees	$863,000	$840,000
Audit-related Fees	—	—
Tax Fees	12,000	10,000
All Other Fees	2,000	2,000
Total Fees	$877,000	$852,000

The *Audit* fees were for professional services provided in connection with the audit of our year-end financial statements, including fees related to the audit of the effectiveness of our internal control over financial reporting and review of our quarterly financial statements.

Tax fees were for assistance with the preparation of our tax returns and for tax consulting services.

All Other fees were provided in connection with our license of accounting related technology tools.

All fees described above were approved by the Audit Committee. The Audit Committee has determined that the rendering of the services other than audit services by PricewaterhouseCoopers LLP is compatible with maintaining the principal accountant's independence.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and permissible non-audit services rendered by our independent registered public accounting firm, PricewaterhouseCoopers LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

**The Board Of Directors Recommends
A Vote In Favor Of Proposal 2.**

INFORMATION ABOUT OUR EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is certain information regarding our named executive officers, other members of our management team and our directors as of April 1, 2008.

Name	Age	Position
Antonio Alvarez	51	President, Chief Executive Officer and Director
Keunmyung ("Ken") Lee, Ph.D.	50	Executive Vice President, Chief Technology and Operating Officer and Director
John K. Allen	44	Chief Financial Officer and Secretary
Jose Arreola, Ph.D.	58	Executive Vice President of Engineering
Paul Novell	39	Executive Vice President of Marketing
Eric Rosser	44	Executive Vice President of Worldwide Sales
Kaichiu ("Skip") Wong	43	Executive Vice President of Operations
Byron Bynum	67	Director
Alden Chauvin, Jr.	62	Director
Kenneth Goldman	58	Director
Douglas McBurnie	65	Director
James Plummer, Ph.D.	63	Director
Jack Saltich	65	Director
I-Wei Wu, Ph.D.	55	Director

Antonio Alvarez joined Leadis in November 2005 as our President and Chief Executive Officer, and is a member of our Board of Directors. From 1987 to 2005, Mr. Alvarez held various positions at Cypress Semiconductor Corporation, a semiconductor manufacturer, most recently as Senior Vice President, Memory and Imaging Products Division where he was responsible for Cypress' SRAM, non-volatile memory and imaging products. From 1989 to 2001, Mr. Alvarez served as Cypress' Senior Vice President of Research and Development. Prior to joining Cypress, Mr. Alvarez held various technical engineering positions at Motorola, Inc., a wireless and broadband communications company. Mr. Alvarez also serves on the boards of directors of ChipMos Technologies, Inc. and several privately-held technology companies. Mr. Alvarez holds B.S. and masters degrees in Electrical Engineering from Georgia Institute of Technology.

Keunmyung ("Ken") Lee serves as our Executive Vice President and Chief Technology and Operating Officer, and has been a member of our board of directors since August 2002. Dr. Lee joined Leadis in August 2000 as our Chief Technology Officer and Vice President, and has been our Executive Vice President since January 2004 and our Chief Operating Officer since April 2005. From 1985 until joining Leadis, Dr. Lee held various positions at Hewlett-Packard Company, a technology, personal computing and service company, including principal project engineer and manager. Dr. Lee holds a B.S. degree in Electronics Engineering from Seoul National University, and M.S. and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California, Berkeley.

John Allen is our Chief Financial Officer and Corporate Secretary. Mr. Allen joined Leadis in January 2004 as Corporate Controller and was promoted to Vice President in March 2006 and to Chief Financial Officer and Corporate Secretary in April 2007. Prior to joining Leadis, Mr. Allen served as the Corporate Controller of Asyst Technologies, Inc., a semiconductor equipment company, from January 2002 to January 2004. From May 2000 to January 2002, Mr. Allen was Vice President, Corporate Controller of Arcot Systems, a software company. Prior to that, Mr. Allen served in finance management roles at Xilinx, Inc., and Advanced Micro Devices, Inc., both semiconductor manufacturers. Mr. Allen holds a B.A. degree in Business Economics from the University of California, Santa Barbara, and is a Certified Public Accountant in the state of California.

Jose Arreola joined Leadis in January 2006 as our Executive Vice President of Engineering. From 2001 until joining Leadis, Dr. Arreola served as President and CEO of Kovio, Inc., a privately-held semiconductor company engaged in the emerging field of "printed electronics." From 1983 to 2001, Dr. Arreola served in various capacities at Cypress Semiconductor, most recently as Vice President of Process Technology R&D. Dr. Arreola holds a B.S.

degree in Electrical Engineering from Universidad Iberoamericana, and masters and Ph.D. degrees in Electrical Engineering from the University of Florida.

Paul Novell joined Leadis in September 2006 as our Vice President of Sales and Marketing and was promoted to Executive Vice President in April 2007. Prior to joining Leadis, Mr. Novell served as Vice President of Worldwide Sales and Marketing for Staccato Communications, a privately-held supplier of wireless communication IC's. From 1994 to 2006, Mr. Novell served in various engineering, marketing and sales positions for Cypress Semiconductor, most recently as Managing Director for Asia-Pacific Sales and Operations. Prior to his tenure at Cypress, Mr. Novell worked for IBM as a design engineer. Mr. Novell holds B.S. and masters degrees in Electrical Engineering from the University of Florida.

Eric Rosser joined Leadis in September 2007 as our Vice President of Worldwide Sales, and was promoted to Executive Vice President of Worldwide Sales in March 2008. Prior to joining Leadis, Mr. Rosser served as Vice President of Sales for Staccato Communications, a privately-held supplier of wireless communication IC's, from February 2004 to August 2007. From August 2001 to September 2002, Mr. Rosser was President and CEO of Arampa Corporation, a manufacturer of application intelligent access routers. From December 1997 to August 2001, he served as Vice President of Sales and then President of Allot Communications Ltd., an IP QoS company. Prior to joining Allot, Mr. Rosser held a variety of sales and engineering positions with Tekelec, Data General (acquired by EMC Corporation in 1999) and Data Management Resources. Mr. Rosser holds a B.S. degree in engineering from Harvey Mudd College.

Kaichiu ("Skip") Wong joined Leadis in October 2007 as our Executive Vice President of Operations. Prior to joining Leadis, Mr. Wong served as Senior Director of Operations for Marvell Semiconductor from April 2006 to September 2007. From 1990 to 2006, Mr. Wong served in various engineering, product development and operations management positions for Cypress Semiconductor, most recently as Director of Operations, Memory & Imaging Products Division. Mr. Wong holds B.S. and masters degrees in Electrical Engineering from Case Western Reserve University and an Executive MBA from Harvard Business School.

Byron Bynum has been a member of our Board of Directors since November 2006. Mr. Bynum is a partner of Integrated Custom Power LLC, an analog/mixed-signal integrated circuit design consulting firm he co-founded in 2003. From August 1979 to April 1997, Mr. Bynum served Motorola, Inc. in several capacities, including as Vice President and director of product development for the Analog IC Division and director of advanced design technology development. From 1969 to 1979, Mr. Bynum served as an IC designer and a director of IC design at Texas Instruments, Inc., a semiconductor and personal computing company. Mr. Bynum began his career with Boeing Company in 1965. Mr. Bynum is an author of 23 patents in circuit technology and holds a B.S. degree in Electrical Engineering from the University of Texas, Austin.

Alden Chauvin, Jr. has been a member of our Board of Directors since March 2007. Mr. Chauvin is a retired executive with significant semiconductor experience, primarily in sales and marketing functions. Prior to his retirement, Mr. Chauvin served as the Vice President, Worldwide Sales for Intersil Corporation from May 2002 until October 2006, following Intersil's acquisition of Elantec Semiconductor, Inc. in May 2002. Prior to that, Mr. Chauvin was Vice President of Worldwide Sales for Elantec from March 1999 to May 2002. From 1986 until 1997, Mr. Chauvin served as Vice President of North America Sales and later Vice President of Worldwide Sales for Sierra Semiconductor. Mr. Chauvin started his career at Texas Instruments, Inc. in various engineering, operations, marketing, and sales management roles from 1969 to 1986. Mr. Chauvin received a B.S. degree in Industrial Technology from Louisiana State University.

Kenneth Goldman has been a member of our Board of Directors since January 2004. Mr. Goldman currently serves as the senior vice president and chief financial officer of Fortinet, Inc., a privately-held network security systems supplier. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc., a provider of mobile enterprise software. He served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., a provider of customer software solutions and services (which was acquired by Oracle Corporation in January 2006), from August 2000 to March 2006. Prior to joining Siebel Systems, he served as the chief financial officer of Excite@Home Corporation, Sybase, Inc., Cypress Semiconductor and VLSI Technology, Inc. Mr. Goldman also serves on the board of directors of BigBand Networks, Inc., Infinera Corporation and Starent Networks Corp. Mr. Goldman served on the board of

Juniper Networks, Inc. from September 2003 until his resignation in January 2008. He is currently on the board of trustees of Cornell University and is a member of the Treasury Advisory Committee on the Auditing Profession. He was formerly a member of the Financial Accounting Standards Board Advisory Council from 2000 to 2003. Mr. Goldman holds a B.S. degree in electrical engineering from Cornell University, and a MBA from Harvard Business School.

Douglas McBurnie has been a member of our Board of Directors since November 2005. Since 1998, Mr. McBurnie has served as a consultant to and director for several public and private technology companies. From August 1997 to October 1998, Mr. McBurnie served as Senior Vice President, Computer, Consumer & Network Products Group at VLSI Technology, Inc., a semiconductor manufacturer. Before joining VLSI, Mr. McBurnie served in several capacities for National Semiconductor, a semiconductor manufacturer, from June 1994 to August 1997, most recently as Senior Vice President and General Manager of its Communications and Consumer Group. Mr. McBurnie is a member of the board of directors of Monolithic Power Systems, Inc., a semiconductor manufacturer. Mr. McBurnie holds a B.A. degree from Baldwin Wallace College.

James Plummer has been a member of our Board of Directors since January 2001. Dr. Plummer has been Dean of the School of Engineering at Stanford University since September 1999 and a Professor of Electrical Engineering at Stanford University since 1978. Dr. Plummer is a member of the board of directors of Intel Corporation and International Rectifier Corporation, each of which is a semiconductor manufacturer. He also serves on the technical advisory boards of several semiconductor companies. Dr. Plummer holds a B.S. in Electrical Engineering from the University of California, Los Angeles, and an M.S. in Electrical Engineering and a Ph.D. in Electrical Engineering from Stanford University.

Jack Saltich has served as a member of our Board of Directors since January 2006. Mr. Saltich is currently serving as the Chairman and interim Chief Executive Officer of Vitex Systems, Inc., a provider of display technology. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems Inc., manufacturer of display systems. From 1993 to 1999, Mr. Saltich served as Vice President with Advanced Micro Devices , where his last position was General Manager of their European Center in Dresden, Germany. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc., a wireless and broadband communications company. Mr. Saltich also serves on the board of directors of Atmel Corporation, a semiconductor company, Immersion Corporation, a developer of haptic technology, InPlay Technologies, Inc., a licensing and pen computer manufacturing company, Ramtron International Corporation, a semiconductor company, and Vitex Systems. Mr. Saltich also serves on the Technical Advisory Board of DuPont Electronic Materials Business. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

I-Wei Wu has served as a member of our Board of Directors since March 2008. Dr. Wu currently serves as an industry consultant for Prudence Capital, a venture capital firm based in Taiwan, and as a visiting professor at the Institute of Technology Management, National Chiao-Tung University. In 1999, Dr. Wu founded, and later served as Executive Vice President and Managing Director of, Toppoly Optoelectronics Corporation, a flat panel display manufacturer, from 2000 to 2005. Prior to founding Toppoly Optoelectronics, Dr. Wu was in charge of the Flat Panel Display Program for the Electronics Research & Service Organization (ERSO) of the Industrial Technology Research Institute in Taiwan from 1997 to 1999. From 1987 to 1997, Dr. Wu worked for Xerox PARC. Dr. Wu started his career at Intel Corporation in 1983. Dr. Wu holds a B.S. degree in Physics and M.S. degree in Materials Science, both from National Tsing Hua University in Taiwan, as well as a Ph.D. in Materials Science from the University of California at Berkeley.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 1, 2008 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all named executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

Beneficial Owner	Beneficial Ownership(1) Number of Shares	Percent of Total (%)
Directors and Executive Officers		
Antonio Alvarez(2)	621,250	2.1
Ken Lee(3)	1,523,927	4.9
John Allen(4)	138,421	*
Victor Lee(5)	381,906	1.3
Jose Arreola(6)	181,366	*
Paul Novell(7)	65,352	*
Byron Bynum(8)	18,332	*
Alden Chauvin(9)	12,221	*
Kenneth Goldman(10)	85,728	*
Douglas McBurnie(11)	36,665	*
James Plummer(12)	175,728	*
Jack Saltich(13)	44,166	*
I-Wei Wu(14)	833	*
All executive officers and directors as a group (13 persons)(15)	3,285,895	10.7
5% Stockholders		
Dialectic Capital Management, LLC(16) 153 East 53rd Street, 29th Floor New York, NY 10022	2,267,500	7.8
Kettle Hill Capital Management, LLC(17) 101 Park avenue, 23rd Floor New York, NY 10178	2,866,000	9.9
Renaissance Technologies LLC(18) 800 Third Avenue New York, NY 10022	2,033,800	7.0
George S. Sarlo(19)	1,471,664	5.1
Arthur S. Berliner 750 Battery Street, 7th Floor San Francisco, CA 02109		

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 29,086,906 shares outstanding on March 1, 2008, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each of the individuals and entities listed is c/o Leadis Technology, Inc., 800 W. California Avenue, Suite 200, Sunnyvale, California 94086.

(2) Includes 496,875 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008, and 4,375 issuable pursuant to a restricted stock unit award.

(3) Includes 300,000 shares held by Keunmyung Lee and Buyong Lee, or successors in trust, under the Edina Yerim-Holly Trust dated 11/26/03 (the "Yerim-Holly Trust"), of which Dr. Lee is a co-trustee and 891,500 shares held by Keunmyung Lee and Buyong Lee, Trustees, Keunmyung Lee and Buyong Lee Living Trust dated 11/2/00. Dr. Lee disclaims beneficial ownership of the shares held by the Yerim-Holly Trust except to the extent of his pecuniary interest therein. Also includes 327,290 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(4) Includes 104,244 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(5) Mr. Lee resigned from the Company effective June 29, 2007. He had no outstanding options as of March 1, 2008.

(6) Includes 178,645 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(7) Includes 62,602 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(8) Includes 18,332 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(9) Includes 12,221 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(10) Includes 33,228 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(11) Includes 36,665 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(12) Includes 175,728 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(13) Includes 24,166 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(14) Includes 833 shares issuable upon exercise of outstanding options exercisable within 60 days after March 1, 2008.

(15) Includes 1,470,831 shares issuable upon exercise of stock options held by all executive officers and directors currently exercisable or exercisable within 60 days after March 1, 2008. See footnotes (2) through (14) above.

(16) As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on January 30, 2008 by Dialectic Capital Management, LLC.

(17) As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 by Kettle Hill Capital Management, LLC.

(18) As reported in a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2008 by Renaissance Technologies LLC.

(19) As reported in a Schedule 13G filed with the Securities and Exchange Commission on August 8, 2006 by George S. Sarlo and Arthur S. Berliner.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were satisfied.

Compensation Discussion and Analysis

This Compensation and Discussion Analysis section discusses the principles underlying our compensation policies and practices for our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers as of December 31, 2007, as well as one former employee that served as our Chief Financial Officer for part of the year ended December 31, 2007 (our "named executive officers"). For purposes of this proxy statement, our named executive officers are:

Name	Title
Antonio Alvarez	President and Chief Executive Officer
Ken Lee	Executive Vice President and Chief Technology and Operating Officer
John Allen	Chief Financial Officer and Secretary
Victor Lee	Former Chief Financial Officer and Secretary
Jose Arreola	Executive Vice President of Engineering
Paul Novell	Executive Vice President of Marketing

The information in this section is intended to supplement, and should be read in conjunction with, the tables and quantitative compensation information that follows this section.

Compensation Overview

Historically, we have designed, developed and marketed one line of products: mixed-signal display drivers for small panel displays. Beginning in 2007, we are undergoing a transition to become a supplier of a broader range of analog and mixed-signal semiconductor products for mobile consumer applications, including audio, LED and power management and touch technology products. The success of this diversification strategy will be significantly influenced by the efforts of our employees, including our management team, who will need to develop and grow several new product lines. As a result, to succeed we will need to continue to attract highly-qualified employees, while also retaining and motivating our existing employees, including executive officers, as we go through this transitional phase.

Our compensation program for named executive officers is generally the same as for all of our employees. The goals of our executive compensation program are to (i) enable us to attract, retain and motivate top-notch employees, (ii) encourage the achievement of strategic corporate objectives, (iii) reward executive officers for extraordinary performance, and (iv) align compensation with our business objectives and the interests of our stockholders. As discussed in further detail below, our compensation program consists of, and is intended to strike a balance among, the following three principal components: *base salary, cash bonuses based on performance*, and *long-term equity awards*. For 2007 and 2008, the Company has placed greater emphasis on equity awards in light of the longer term focus on the Company's diversification plan, retention goals, a freeze on salaries increases, and the absence of bonus payments.

All of our executive officers serve on an at will employment basis and not for a fixed term.

Compensation Committee Process and Role of Executive Officers

The Compensation Committee acts on behalf of the Board of Directors in discharging the Board's responsibilities with respect to overseeing the Company's compensation policies, plans and programs. The Compensation Committee is comprised of independent directors Jack Saltich (chair), Alden Chauvin and Byron Bynum. The Compensation Committee reviews and determines the compensation of the Chief Executive Officer and other executive officers, with its determination with respect to the Chief Executive Officer being subject to approval by the entire Board. For executive compensation decisions, the Compensation Committee typically considers the recommendations of Mr. Alvarez, and Mr. Alvarez typically participates in the Compensation Committee's deliberations about executive officer compensation matters as he best understands the strengths, weaknesses and value of the members of his management team. Mr. Alvarez does not participate, however, in the determination of his own compensation.

In setting the level of cash and equity compensation for our executive officers, the Compensation Committee considers various factors, including the performance of the Company and each executive during the prior year; the uniqueness and relative importance of each executive's skill set; the value of vested and unvested options held by each executive officer; the executive officer's historical cash and equity compensation; and market data. The Compensation Committee has not adopted a set formula for the relative weight of these factors.

In determining both the cash and equity components of executive compensation, the Compensation Committee believes that it is important to consider the current practices of comparable, publicly-held companies to ensure that our executive compensation program as a whole is competitive and in line with industry standards. Accordingly, the Compensation Committee reviews data relating to compensation levels for comparable positions at similarly sized companies in the semiconductor industry. The Compensation Committee has not adopted formal benchmarking practices relative to its peer companies, but rather uses the comparable data as additional information in determining that our executive compensation is fair and reasonable. For 2005 and 2006, the Compensation Committee also engaged an outside compensation consultant to assist the Committee in its evaluation and determination of executive compensation.

The list of peer companies used in 2007 was based on a list that the Company developed in conjunction with its outside compensation consultant following the Company's 2004 initial public offering. The Company selected a sample size of 20 companies for its peer group to help ensure the data accurately represented the competitive market. The companies comprising our peer group for 2007 were:

Actel Corporation	Echelon Corporation	PortalPlayer, Inc.
Advanced Analogic Technologies	Exar Corporation	SigmaTel Inc.
Anadigics, Inc.	Genesis Microchip Inc.	Sirenza Micro Devices
Atheros Communications Inc.	Ikanos Communications, Inc.	SiRF Technology Holdings
California Micro Devices Corp.	IXYS Corporation	Supertex Inc.
Centillium Communications Inc.	Monolithic Power Systems, Inc.	Volterra Semiconductor Corp.
Cirrus Logic Inc.	Pixelworks Inc.	

In December 2007, the peer group was updated for the purposes of determining compensation for 2008. The Compensation Committee approved the addition of the following three companies to the peer group: Catalyst Semiconductor, Inc., Microtune, Inc., and Quicklogic Corporation. At the same time, the following three companies were removed from the peer group because either they were delinquent in their SEC filings or had been acquired: Actel Corporation, PortalPlayer, Inc., and Sirenza Micro Devices.

Elements of Compensation

Our compensation philosophy is designed to provide an executive compensation structure that is both competitive in the marketplace and also internally equitable based upon the weight and level of responsibilities in the respective executive positions. We seek to reward outstanding performance through financial incentives while aligning our financial results and the compensation paid to our executive officers with the enhancement of stockholder value. The principal components for the compensation of our named executive officers are:

- base salary;
- annual cash incentives (management bonus plan); and
- long-term incentive awards (stock options and restricted stock awards).

Base Salary

Salaries of executive officers are principally based on the Compensation Committee's evaluation of individual job performance, an assessment of the Company's performance, consideration of salaries paid by the peer group companies to officers holding similar positions, and expectations about the officer's future contributions to the Company. The Compensation Committee reviews salaries annually as part of the Company's performance review process as well as upon a promotion or other change in job responsibility.

The salaries of our named executive officers generally fall within the 50-60th percentile range relative to our peer companies, except for the base salary of John Allen, who was appointed Chief Financial Officer in April 2007, which is below the 25th percentile relative to our peer companies.

As part of an effort to control expenses while implementing its diversification plan, the Company chose not to raise base salaries for 2007 for any employees, including executive officers. In place of increases to base salaries, the Compensation Committee approved the issuance of restricted stock units ("RSUs") to employees in March 2007, including the named executive officers, with the goals of retaining and motivating employees during the Company's business transformation and controlling expenses. These RSUs vest over a two year period, with 50% of the shares vesting in February 2008 and 50% vesting in February 2009, provided that the employee continues to provide services to the Company. The RSUs granted to our named executive officers are reflected below under the heading *Long-Term Equity Incentive Awards.*

With the Company's business transformation still underway, the Company again chose not to raise the base salaries of members of the management team for 2008, except in two instances where the executive had received a promotion and his salary was substantially below that of similarly situated officers at peer companies. As a result, Mr. Allen's base salary for 2008 was increased from $210,000 to $220,500. We also increased the base salary of our new Executive Vice President of Worldwide Sales, who is not a named executive officer for purposes of this proxy statement. The Company did not grant any RSUs in 2008.

Management Incentive Plan

Cash bonuses are used to focus our management team on achieving key corporate objectives, to motivate certain desired individual behaviors and to reward the substantial achievement of these corporate objectives and individual goals. Mr. Alvarez, with input from the management team, annually develops our corporate goals, which are reviewed and, subject to their input, approved by the Compensation Committee and the Board of Directors. Individual performance goals vary depending on the Company's strategic plan initiatives and the responsibilities of the positions held by the executive officers. Under the management bonus plans, bonus payments may range from 0% (if minimum objectives are not achieved) to a maximum of 150% (if results exceed objectives) of the target bonus amount. The target bonus amount for each executive officer is based on a percentage of his base salary, based on the executive's unique skill set and experience level, historical contributions and relative importance to the Company. In 2007, the target bonus amounts ranged from 80% of base salary for Mr. Alvarez to 60% for Dr. Lee and Dr. Arreola and 50% for Mr. Allen and Mr. Novell.

The target bonus for Mr. Alvarez is based 100% on the Company's performance relative to the corporate goals. The target bonus for other executive officers is split into two separate components, one of which is based on the corporate goals and the second of which is based on individual performance criteria. The target bonuses for these executive officers are weighted so that 80% of the bonus is based on the Company's corporate performance and 20% is based on individual performance criteria. The Company's Board of Directors or the Compensation Committee has the right to modify the objective performance goals, to grant bonuses in excess of the maximum target amounts, or to grant bonuses to the participants even if the performance goals are not met.

2007 Management Bonus Plan

Under the 2007 Management Bonus Plan (the "2007 Bonus Plan"), the corporate goals for each executive officer were based on the following corporate goals: the Company's 2007 financial results, creating greater value in the Company's core display driver products, and expanding the Company's business beyond display driver products, as follows:

Corporate Goal Components	Percentage of Corporate Goals
Financial Results	20%
• Revenue	
• Gross Margin	
• Operating income	
Creating Value in Core Display Driver Products	30%
• Incorporating innovative technology	
• Improving cost competitiveness of products	
• Discretionary component	
Expanding Business to New Markets	50%
• New product introductions	
• Revenue results from new businesses	
• Discretionary component	

The 2007 Bonus Plan provided that the payout of any bonuses associated with successful performance of corporate goals would be deferred, as necessary, until such time as the Company achieved two consecutive quarters of profitability. Payment of bonuses earned for meeting individual goals were not subject to the profitability requirement, but were subject to the Company meeting certain minimum financial results in 2007. The Company did not pay any bonuses under the 2007 Bonus Plan as minimum financial objectives were not achieved by the Company in 2007.

2008 Management Bonus Plan

The Company adopted a substantially similar management bonus plan for 2008. Under the 2008 Management Bonus Plan (the "2008 Bonus Plan"), the corporate goals for each executive officer are based on the following corporate goals: the Company's financial results, and creating growth and value in each of the Company's product lines, as follows:

Component	Percentage of Corporate Goals	
Financial Results	25%	
• Revenue		
• Gross Margin		
• Operating income		
Creating Growth and Value in Product Lines	75% {	Display Driver products (20)%
• Develop innovative technology		Audio products (20)%
• Generate design wins and grow customer evaluation pipeline		LED/Power Management products (20)% Touch Technology products (15)%
• New product introductions		
• Discretionary component		

These objectives are designed to show growth over the Company's financial and operational results for the prior year and establish a foundation for the Company's diversification strategy and long term success. The Compensation Committee believes that the corporate objectives are attainable at the established target levels, but will require significant effort and timely execution by the Company's management team. The Company's Board of

Directors or the Compensation Committee has the right to modify the objective performance goals at any time based on business changes during the year.

The payout of any bonuses associated with performance to corporate goals will be deferred, as necessary, until such time as the Company has achieved two consecutive quarters of profitability, provided such occurs no later than the second quarter of 2009. Following two consecutive quarters of profitability, the Company will pay out bonuses earned under the 2008 Bonus Plan for achievement of the corporate goals up to a maximum of 15% of the aggregate non-GAAP operating income before tax for such two consecutive quarters. If the immediately succeeding quarter is also profitable, the Company will pay out any remaining earned bonuses up to a maximum of 15% of the aggregate non-GAAP operating income before tax for such immediately succeeding quarter. For purposes of the 2008 Bonus Plan, non-GAAP operating income excludes stock compensation expenses, acquisition-related intangibles and retention bonus payments. Any earned bonuses not paid out in such immediately succeeding quarter will be forfeited and not paid by the Company. Any bonuses earned for meeting individual goals will be paid in 2009 subject to the Company achieving minimum financial results in 2008.

Long-Term Equity Incentive Awards

Our 2004 Equity Incentive Plan provides for the issuance of options to employees, including executive officers, to purchase shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant. The Compensation Committee believes that stock options continue to be the most effective equity-based tool to motivate our executive officers to aggressively pursue our long-term strategic goals because options only have value if our stock price increases over time.

The Compensation Committee generally approves the grant of stock options to executive officers at the time of hire and annually at its regular meeting in the first quarter of the year. Generally, stock options have vested over a four-year period, to encourage executive officers to continue their employment, and typically have a term of six years. In determining the size of option grants to executive officers, the Compensation Committee considers the number of shares of our common stock subject to outstanding options, including exercise prices, already owned by each executive and the executive management team as a whole, the value of the executive to the Company, and comparative data for our peer group.

For 2007, the Compensation Committee approved a budget of 400,000 shares to be granted to the Company's then-current management employees during the Company's annual review process. This management option budget represented approximately 1.3% of the Company's outstanding shares plus outstanding stock options as of December 31, 2006, which was determined by the Compensation Committee to be fair and reasonable in light of the freeze on base salaries, the importance of retaining the employment of the management team during the Company's transitional phase, the Company's focus on increasing long-term shareholder value, and the market practices in our peer group. The Compensation Committee initially granted options for 385,000 shares, less than the original budget, but subsequently awarded an option to Mr. Allen for 75,000 shares in connection with his promotion to Chief Financial Officer, which caused the option grants to executive officers to exceed the original budget. The actual size of each stock option grant allocated among the Company's officers (other than to Mr. Alvarez), was based on the relative performance and responsibilities of each such officer, determined by the Committee based on feedback from Mr. Alvarez. The option grant for Mr. Alvarez was determined solely at the discretion of the Compensation Committee.

As discussed above, in March 2007 the Company awarded restricted stock units ("RSUs") to employees, including the named executive officers, in lieu of raising salaries. The size of these RSU grants were 10% -15% of the executive's base salary for 2007 and 2008, based on the value of our common stock at the time the RSUs were awarded. One-half of the shares subject to these RSUs vested in February 2008, and the remaining half will vest in February 2009, provided that the individual remains employed with the Company. The Company chose not to award any new RSUs in 2008, though it may do so again in the future.

The following table reflects the number of shares of common stock subject to options and RSUs awarded to the named executive officers during 2007:

Name	RSUs	Options
Antonio Alvarez	8,700	150,000
Ken Lee	6,500	75,000
John Allen	7,500	75,000
Victor Lee	0	35,000
Jose Arreola	9,375	75,000
Paul Novell	5,500	25,000

Employee Stock Purchase Program

The Company also offers employees, including executive officers, the opportunity to participate in the Company's Employee Stock Purchase Program ("ESPP"). Under the Company's ESPP, employees may purchase common stock of the Company through accumulated payroll deductions. The purchase price of the common stock acquired by employees participating in the ESPP is 85% of the closing price on either the first day of the twelve-month offering period or the last day of the purchase period, whichever is lower. Only one named executive officer participated in the ESPP in 2007.

Change of Control Severance Benefit Plan

Our Change of Control Severance Benefit Plan, in which all of our executive officers participate, was adopted in 2006 in order to consolidate our prior change in control and severance benefits with individual executives into a single uniform double-trigger plan for executive officers, to maintain the competitiveness of our executive compensation program and to remove an executive's potential personal bias against a takeover attempt. A description of this plan is included below under the heading "*Potential Payments Upon Termination or Change of Control.*"

Other Benefits

We have a 401(k) plan in which all of our U.S.-based employees are entitled to participate, including the named executive officers. Employees contribute their own funds, as salary deductions, on a pre-tax basis. The Company does not match any employee contributions into the 401(k) plan. The Company provides group term life insurance, as well as health care, dental and vision benefits, to all full-time employees, including the named executive officers. The Company may in the future also provide additional statutory benefits to executive officers located in foreign countries as required by applicable law.

Compensation for the Chief Executive Officer

Mr. Alvarez joined the Company as its President and Chief Executive Officer in November 2005. In connection with his employment, Mr. Alvarez received a base salary of $350,000 and was granted a stock option to purchase 750,000 shares of the Company's common stock, vesting over a period of four years. The option was granted at an exercise price of $5.54 per share. As a result of the Company's decision not to raise salaries for members of the management team, Mr. Alvarez's annual base salary for 2008 remains $350,000.

In recognition of Mr. Alvarez's leadership skills, contributions in reviving the Company's new product development and his role in the implementation of the Company's diversification strategy, the Compensation Committee increased Mr. Alvarez's target bonus from 60% to 80% of his base salary in March 2007. For 2008, Mr. Alvarez's target bonus remains 80% of his base salary. Mr. Alvarez did not receive a bonus in 2006 or 2007 based on the Company's failure to achieve its corporate objectives for such fiscal years.

In consideration of his experience, his leadership value to the Company, the value of his existing options, as well as equity positions of other Company executives and chief executive officers at peer companies, the Compensation Committee has awarded Mr. Alvarez option grants to purchase 150,000 shares of common stock in each of March 2007 and March 2008. These options vest in monthly installments over four-year periods beginning on the date of grant.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," (or "FAS 123R"). Under FAS 123R, we are required to estimate and record an expense for each award of equity compensation (including stock options and restricted stock units) over the vesting period of the award. The Compensation Committee has determined to retain for the foreseeable future our stock option program as the primary component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to FAS 123R.

Conclusion

It is the opinion of the Compensation Committee that the aforementioned compensation policies and elements provide the necessary incentives to properly align our performance and the interests of our stockholders while maintaining progressive, balanced and competitive executive compensation practices that enable us to attract and retain the highest caliber of executives.

Summary Compensation Table

The following table shows compensation awarded or paid to, or earned by, each individual who served as the Company's principal executive officer and principal accounting officer during the 2007 fiscal year and its other three most highly compensated executive officers at December 31, 2007 whose total annual compensation for fiscal 2007 exceeded $100,000 (the "named executive officers"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Antonio Alvarez,	2007	350,000	—	14,698	596,048	707	961,453
President and Chief Executive Officer	2006	350,000	—	—	913,084	552	1,263,636
Ken Lee,	2007	260,000	—	10,946	163,694	3,045	437,684
Executive Vice President and Chief Technical Officer	2006	263,141	15,600	—	168,525	2,560	449,826
John Allen,	2007	206,859	—	12,655	92,150	283	311,946
Chief Financial Officer and Secretary(3)	2006	195,833	8,641	—	125,206	240	329,920
Victor Lee,	2007	120,000	—	—	120,718	41,052(5)	281,770
Former Chief Financial Officer and Secretary(4)	2006	236,667	15,400	—	131,160	2,760	385,987
Jose Arreola,	2007	250,000	—	15,787	225,713	1,193	492,693
Executive Vice President of Engineering	2006	236,859	39,800	—	186,892	15,946	479,497
Paul Novell,	2007	206,535	—	9,262	75,419	1,538	292,754
Executive Vice President of Marketing	2006	65,820	—	—	20,642	18	86,480

(1) Amounts shown in these columns reflect the compensation expense that we recognized in fiscal 2007 for all outstanding option and restricted stock unit awards held by the executive as determined pursuant to Statement of Financial Accounting Standards No. 123(R), excluding any estimate of future forfeitures ("FAS 123R"). The assumptions used to calculate the value of option awards are set forth in Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. There can be no assurance that the options will ever be exercised (in which case no value will actually be

realized by the executive officer) or that the value on exercise of an option or vesting of the stock awards will be equal to the FAS 123R value shown in these columns.

(2) Represents term life insurance premiums and, in the case of Ken Lee and Victor Lee, cash benefits related to our health benefit plans. In the case of Dr. Arreola, the amount reflected for 2006 includes a cash payment made at the time of his hire relating to his international assignment.

(3) Mr. Allen was promoted from Vice President and Corporate Controller to Chief Financial Officer in April 2007.

(4) Mr. Lee left the Company in June 2007.

(5) Includes $39,576 in accrued vacation time paid to Mr. Lee upon the termination of his employment.

Stock Option Grants and Exercises

The following tables show for the fiscal year ended December 31, 2007, certain information regarding options granted to and held at year end by, the named executive officers:

Option Grants in Year Ended December 31, 2007

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Stock Awards: Number of Shares of Stock or Units (#)(2)	All Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value ($/Sh)(5)
Antonio Alvarez . .	3/9/07	3/9/07	0	280,000	420,000	8,750			35,088
	3/9/07	3/9/07					150,000	$4.01	275,340
Ken Lee.	3/9/07	3/9/07	0	156,000	234,000	6,500			26,130
	3/9/07	3/9/07					75,000	$4.01	137,670
John Allen	3/8/07	3/8/07	0	105,000	157,500	7,500			30,150
	4/26/07	4/20/07					75,000	$3.57	120,293
Victor Lee	3/9/07	3/9/07	0	120,000	180,000		35,000(6)	$4.01	64,246
Jose Arreola	3/9/07	3/9/07	0	150,000	225,000	9,375			37,688
	3/9/07	3/9/07					75,000	$4.01	137,670
Paul Novell	3/9/07	3/9/07	0	110,000	165,000	5,500			22,110
	3/9/07	3/9/07					25,000	$4.01	45,890

(1) These amounts reflect the threshold, target and maximum awards assigned to our named executive officers under our 2007 Management Bonus Plan. The Company did not pay any bonuses under the 2007 Management Bonus Plan as minimum financial objectives were not achieved by the Company in 2007. For a description of the payment of bonuses to named executive officers under our compensation program, see "Compensation Discussion and Analysis" above.

(2) In March 2007, the Company awarded restricted stock units ("RSUs") to employees, including executive officers, in lieu of raising salaries. One-half of the shares subject to these RSUs vested in February 2008, and the remaining half will vest in February 2009, provided that the executive remains employed with the Company. If the executive is not employed by the Company at the time of vesting, any unvested shares will be forfeited.

(3) Options were granted under our 2004 Equity Incentive Plan. The options expire 6 years from the date of grant or earlier upon termination of service. The options granted to Mr. Alvarez, Dr. Lee, Mr. Allen, Mr. Lee and Dr. Arreola vest in 48 equal monthly installments beginning on the first monthly anniversary of the grant date. The option granted to Mr. Novell vests as to 12.5% of the shares on September 9, 2007 and as to the remainder on a monthly basis over the succeeding 42 months. Vesting for all of the options listed in the table is subject to acceleration as described under the caption "Potential Payments upon Termination or Change-In-Control" below.

(4) The exercise price of each of the option grants listed in the table was equal to or higher than the fair market value of our common stock on the date of grant (based on the closing price of our common stock on the Nasdaq Global Market on the date of grant).

(5) The value of the RSU and option awards is based on the fair value as of the grant date of the award calculated in accordance with FAS 123R, excluding any estimate of future forfeitures. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the FAS 123R value shown in this column. Similarly, there can be no assurance that the value of the RSUs at the time of vesting will be equal to the FAS 123R value shown in this column.

(6) Mr. Lee's option grant expired on September 29, 2007.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

The following table shows for the fiscal year ended December 31, 2007, certain information regarding outstanding equity awards held at year end by the named executive officers.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Antonio Alvarez	390,625(3)	359,375	5.54	11/29/2011	8,750	25,025
	28,125(4)	121,875	4.01	3/9/2013		
Ken Lee	150,000(5)	0	0.24	8/12/2012		
	60,000(6)	0	0.33	12/5/2013		
	27,500(4)	12,500	6.64	3/1/2011		
	54,687(4)	70,313	5.36	3/15/2012	6,500	18,590
	14,062(4)	60,938	4.01	3/9/2013		
John Allen	57,500(7)	0	0.50	1/12/2014		
	8,525(4)	3,875	6.64	3/1/2011		
	3,937(4)	5,063	5.36	3/2/2012		
	10,937(4)	14,063	5.20	3/15/2012	7,500	21,450
	12,500(4)	62,500	3.57	4/20/2013		
Jose Arreola	134,166(8)	145,834	5.60	1/20/2012	9,375	26,813
	14,062(4)	60,938	4.01	3/9/2013		
Paul Novell	43,750(9)	96,250	4.02	9/8/2012	5,500	15,730
	4,687(10)	20,313	4.01	3/9/2013		

(1) In March 2007, the Company awarded restricted stock units ("RSUs") to employees, including executive officers. One-half of the shares subject to these RSUs vested in February 2008, and the remaining half will vest in February 2009, provided that the executive remains employed with the Company. If the executive is not employed by the Company at the time of vesting, any unvested shares will be forfeited.

(2) The market value of the RSUs is calculated by multiplying the closing price of our common stock on the Nasdaq Global Market on December 31, 2007 by the number of shares subject to each executive's RSU.

(3) The option vests as to 1/4 of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date.

(4) The option vests as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the grant commencement date.

(5) The option became exercisable on August 12, 2002, the date of grant. The shares underlying the option were subject to a right of repurchase that lapsed in August 2006.

(6) The option became exercisable on December 5, 2003, the date of grant. The shares underlying the option were subject to a right of repurchase that lapsed in December 2007.

(7) The option became exercisable on January 12, 2004, the date of grant. The shares underlying the option are subject to a right of repurchase that lapsed as to 1/4 of the shares on January 12, 2005 and in 36 equal monthly installments thereafter beginning on February 12, 2005 and ending in January 2008.

(8) 1/4 of the shares subject to the option became exercisable on January 20, 2007, and the remaining shares become exercisable in 36 equal monthly installments beginning on February 20, 2007.

(9) 1/4 of the shares subject to the option became exercisable on September 8, 2007, and the remaining shares become exercisable in 36 equal monthly installments beginning on October 8, 2007.

(10) 6/48 of the shares subject to the option became exercisable on September 9, 2007, and the remaining shares become exercisable in 42 equal monthly installments beginning on October 9, 2007.

Option Exercises in Fiscal 2007

There were no options exercised by named executive officers in the fiscal year ended December 31, 2007.

Potential Payments upon Termination or Change-In-Control

In June 2006, the Board, upon recommendation of the Compensation Committee, adopted a Change in Control and Severance Benefit Plan that provides for certain severance benefits to our officers in connection with specified termination events. Eligible plan participants include each of the named executive officers.

If, within 12 months following a change in control, a named executive officer's employment terminates due to an involuntary termination without cause or a constructive termination, then the named executive officer would be entitled to the following benefits under the plan:

(a) a cash payment equal to the sum of the named executive officer's base salary and target bonus for (i) 12 months for named executive officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer;

(b) the vesting of up to all of the Named Executive Officer's options will accelerate in full and any reacquisition or repurchase rights held by us in respect of common stock issued or issuable pursuant to any stock awards granted under our 2004 Equity Incentive Plan will lapse; and

(c) payment of COBRA premiums for any health, dental, or vision plan sponsored by the Company for a period of up to (i) 12 months for named executive officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer.

In addition, for the Chief Executive Officer, Chief Financial Officer and other Executive Vice Presidents, if any of the severance benefits payable under the plan would constitute a "parachute payment" subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will pay the excise tax associated with such severance benefits on behalf of such officers. For other executive officers, if any of the severance benefits payable under the plan would constitute a "parachute payment" subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the officer may receive a reduced amount of the affected severance benefits (the plan does not provide for the gross up of any excise taxes imposed by Section 4999 of the Internal Revenue Code).

The following table describes the potential severance payments and benefits under our Change in Control and Severance Benefit Plan to which the named executive officers would be entitled in connection with specified termination events, as if such named executive officers' employment terminated as of December 31, 2007, the last day of our last fiscal year. There are no other agreements, arrangements or plans that entitle any named executive officers to any additional severance, perquisites or other enhanced benefits upon termination of employment.

Potential Payments Upon Termination or Change of Control

Name	Benefit	Involuntary Termination Without Cause or Constructive Termination Following a Change in Control Payment ($)	Involuntary Termination Without Cause or Constructive Termination Without a Change in Control Payment ($)
Antonio Alvarez	Base Salary	700,000	350,000
	Bonus(1)	560,000	280,000
	Vesting Acceleration(2)	—	—
	COBRA Premiums	21,744	10,872
Total		1,281,744	640,872
Ken Lee	Base Salary	260,000	—
	Bonus(1)	156,000	—
	Vesting Acceleration(2)	—	—
	COBRA Premiums	10,872	—
Total		426,872	—
John Allen	Base Salary	210,000	52,500
	Bonus(1)	105,000	—
	Vesting Acceleration(2)	4,425	4,425
	COBRA Premiums	10,488	2,622
Total		329,913	59,547
Jose Arreola	Base Salary	250,000	62,500
	Bonus(1)	150,000	—
	Vesting Acceleration(2)	—	—
	COBRA Premiums	11,736	2,934
Total		411,736	65,434
Paul Novell	Base Salary	220,000	—
	Bonus(1)	110,000	—
	Vesting Acceleration(2)	—	—
	COBRA Premiums	7,752	—
Total		337,752	—

(1) Represents target bonuses payable to each executive officer under the 2007 Management Bonus Plan.

(2) Represents the aggregate value of the accelerated vesting of the executive officer's unvested stock options. This value was calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2007 ($2.86) and the applicable option exercise price, by (ii) the assumed number of option shares vesting on an accelerated basis on December 31, 2007.

Employment, Severance and Change of Control Agreements

Under Mr. Alvarez's employment agreement with us, if his employment is terminated by us without cause we would be obligated to pay severance equal to twelve months of salary, plus Mr. Alvarez's target bonus for the year, and continued medical benefits for twelve months. If Mr. Alvarez's employment is terminated following a change of control, Mr. Alvarez would be entitled to severance payments as described above.

Under Dr. Arreola's employment agreement with us, if his employment is terminated by us without cause at any time, we would be obligated to pay severance equal to three months of salary and continued medical benefits for three months, and Dr. Arreola would be entitled to three months of accelerated vesting of his outstanding options and unvested stock holdings. If Dr. Arreola's employment is terminated following a change of control, he will receive severance payments as described above.

Under Mr. Allen's offer letter, if his employment is terminated by us without cause at any time, we would be obligated to pay severance equal to three months of salary and continued medical benefits for three months, and Mr. Allen would be entitled to three months of accelerated vesting of his outstanding options and unvested stock holdings. If Mr. Allen's employment is terminated following a change of control, he will receive severance payments as described above.

EQUITY COMPENSATION PLAN INFORMATION

We have four stockholder-approved equity compensation plans: the 2000 Stock Incentive Plan, the 2004 Equity Incentive Plan, the 2004 Non-Employee Directors' Stock Option Plan, and the 2004 Employee Stock Purchase Plan. We do not have any equity compensation plans that have not been approved by our security holders. The following table provides certain information with respect to all of our equity compensation plans as of December 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)(1)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders...	6,848,441	$3.78	5,687,704(2)
Equity compensation plans not approved by security holders...	—	—	—
Total	6,848,441	$3.78	5,687,704(2)

(1) Represents the weighted average exercise price of outstanding stock options only.

(2) Includes 619,475 shares reserved for issuance pursuant to the 2004 Employee Stock Purchase Plan ("ESPP"). The number of shares of common stock reserved for issuance under the ESPP automatically increases on December 31 of each year by 1.5% of the number of fully-diluted shares of common stock outstanding on such date. However, the Board has the authority under each of these plans to designate a smaller number of shares by which the authorized number of shares will be increased on such dates. In 2005, 2006 and 2007, the Board resolved that there would be no automatic increase to the ESPP for such years due to sufficient reserves already existing under the plan. The number of shares of common stock reserved for issuance under the 2004 Equity Incentive Plan automatically increases on December 31 of each year by 5% of the number of fully-diluted shares of common stock outstanding on such date. The number of shares of common stock that may be issued under the 2004 Non-Employee Directors' Stock Option Plan is automatically increased on December 31 of each year by the number of shares of common stock subject to options granted during the prior calendar year.

Certain Relationships and Related Transactions

Employment Agreements

We have entered into employment agreements and change in control severance agreements with our executive officers. For more information regarding these agreements, see "Employment, Severance and Change of Control Agreements," above.

Director and Officer Indemnification

We have entered into indemnity agreements with our officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

Investor Rights Agreement

We and certain of our stockholders entered into an agreement prior to our initial public offering pursuant to which these and other stockholders will have registration rights with respect to their shares of common stock. If we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the accounts of other security holders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than two occasions to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if we are eligible to use this form. These rights terminate on the earlier of June 16, 2009 or, with respect to an individual holder, when such holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any three-month period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

We believe that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our Board, including a majority of independent and disinterested directors in these transactions.

Stockholder Proposals for the 2009 Annual Meeting

To be considered for inclusion in next year's proxy materials, stockholder proposals must be submitted in writing by December 31, 2008 to the Corporate Secretary of the Company at 800 W. California Avenue, Suite 200, Sunnyvale, California 94086. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so by delivering the written notice to the Corporate Secretary not later than the close of business on March 6, 2009 nor earlier than the close of business on February 4, 2009. You are also advised to review the Company's Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Leadis stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to the Corporate Secretary, Leadis Technology, Inc., 800 W. California Avenue, Suite 200, Sunnyvale, California 94086, or contact John K. Allen, our Corporate Secretary, at (408) 331-8600. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Annual Report on Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2007 is available without charge upon written request to: Corporate Secretary, Leadis Technology, Inc., 800 W. California Avenue, Suite 200, Sunnyvale, California 94086.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

John K. Allen
Chief Financial Officer and Secretary

April 29, 2008

Appendix A

LEADIS TECHNOLOGY, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Adopted March 5, 2004

I. PURPOSE

The purpose of the Audit Committee (the ***"Committee"***) of the Board of Directors (the ***"Board"***) of LEADIS TECHNOLOGY, INC. (the ***"Company"***) shall be to act on behalf of the Board in fulfilling the Board's oversight responsibilities with respect to: (i) the Company's corporate accounting, financial reporting practices and audits of financial statements; (ii) the Company's systems of internal accounting and financial controls; (iii) the quality and integrity of the Company's financial statements and reports; and (iv) the qualifications, independence and performance of any firm or firms of certified public accountants engaged as the Company's independent outside auditors (the ***"Auditors"***). Prior to the date that the Company's stock is registered under the Exchange Act (as defined below), the obligations and duties of the Committee shall be subject to the discretion of the Company as it deems necessary and appropriate.

II. COMPOSITION AND MEETINGS

A. *Composition.* Until such time as the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the ***"Reporting Date"***), the Committee shall consist of at least two (2) members of the Board. On and after the Reporting Date, the Committee shall consist of at least three (3) members of the Board. On and after the Reporting Date, no Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market ***("Nasdaq")*** and the rules and regulations of the Securities and Exchange Commission ***("SEC")***, including any exceptions permitted by such requirements. On and after the Reporting Date, each member shall meet such other qualifications for membership on an audit committee as Nasdaq may promulgate from time to time, including being able to read and understand fundamental financial statements at the time of appointment. On and after the Reporting Date, at least one member shall satisfy any applicable Nasdaq and SEC financial experience requirements as in effect from time to time. The members of the Committee and the Committee's Chairperson shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

B. *Meetings.* The Committee will hold at least four (4) regular meetings per year and additional meetings as the Committee deems appropriate. Meetings may be called by the Chairperson of the Committee or the Chairman of the Board.

III. MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairperson of the Committee will report to the Board from time to time, or whenever so requested by the Board.

IV. AUTHORITY

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to retain, at the Company's expense, advice and assistance from internal and external legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Company shall make available to the Committee all funding necessary for the Committee to carry out its duties, including, without limitation, the payment of such expenses. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

V. Responsibilities

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and Delaware General Corporation Law, each as in effect from time to time. The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the Auditors and shall report the results of its activities to the Board. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose, the Committee shall, to the extent the Committee deems necessary or appropriate, be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. *Evaluation and Retention of Auditors.* To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new Auditors for the ensuing year.

2. *Approval of Audit Engagements.* To determine and approve engagements of the Auditors, prior to commencement of such engagement, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the compensation to be paid to the Auditors, which approval may be pursuant to preapproval policies and procedures, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next meeting.

3. *Approval of Non-Audit Services.* Prior to the Reporting Date, to determine and approve engagements of the Auditors, prior to commencement of such engagement (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. *Audit Partner Rotation.* On and after the Reporting Date, to monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable laws and rules.

5. *Auditor Conflicts.* At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

6. *Audited Financial Statement Review.* On and after the Reporting Date, to review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

7. *Annual Audit Results.* To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the accounting principles, the reasonableness of significant judgments and estimates, any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

8. *Quarterly Results.* On and after the Reporting Date, to discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the

Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Audit Committee by the Auditors under generally accepted auditing standards.

9. *Accounting Principles and Policies.* To review with management and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under GAAP related to material items discussed with management and any other significant reporting issues and judgments.

10. *Risk Assessment and Management.* To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

11. *Management Cooperation with Audit.* To review with the Auditors any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

12. *Management Letters.* To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

13. *Disagreements Between Auditors and Management.* To review with the Auditors and management any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any such conflicts regarding financial reporting.

14. *Internal and Financial Reporting Controls.* To confer with the Auditors and with the management of the Company regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect including any special audit steps taken in the event of material control deficiencies.

15. *Separate Sessions.* Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

16. *Complaint Procedures.* Prior to the Reporting Date, to establish procedures, when and as required by applicable laws and rules, or as otherwise deemed appropriate by the Committee, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

17. *Regulating and Accounting Initiatives.* To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

18. *Related Party Transactions.* Prior to the Reporting Date, to review and approve related-party transactions and review other issues arising under the Company's Code of Conduct or similar policies as required by Nasdaq rules.

19. *Investigations.* To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

20. *Proxy Report.* On and after the Reporting Date, to prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

21. *Annual Charter Review.* To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

22. *Report to Board.* To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the performance or independence of the Company's Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

23. *General Authority.* To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

The Auditors shall be ultimately accountable to the Committee, as representatives of the Company's stockholders. It shall be management's responsibility to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

Corporate Directory

Executive Officers

Antonio Alvarez
President and
Chief Executive Officer

Ken Lee, Ph.D.
Executive Vice President
Chief Operating Officer

John Allen
Vice President
Chief Financial Officer and
Corporate Secretary

Jose Arreola, Ph.D.
Executive Vice President
Engineering

Paul Novell
Executive Vice President
Marketing

Eric Rosser
Executive Vice President
Worldwide Sales

Skip Wong
Executive Vice President
Operations

Other Management

Cary Delano
Vice President
General Manager
Audio Products

Keeho Kim
Vice President
General Manager
Display Products

Donato Montanari
Vice President
General Manager
LED/Power Management Products

Alvin Wong
Vice President
General Manager
Touch Technology Products

Board of Directors

Jack Saltich
Lead Independent Director
Chairman of Vitex Systems, Inc.

Byron Bynum
Partner
Integrated Custom Power LLC

Alden Chauvin
Retired executive of
Intersil Corporation

Kenneth Goldman
Chief Financial Officer
Fortinet, Inc.

Douglas McBurnie
Retired executive of
VLSI Technology and
National Semiconductor

James Plummer, Ph.D.
Dean of School of Engineering
Stanford University

I-Wei Wu
Consultant
Prudence Capital

Antonio Alvarez
President and
Chief Executive Officer

Ken Lee, Ph.D.
Executive Vice President
and Chief Operating Officer

Stock Listing
Leadis Technology's common stock is traded on The NASDAQ Global Market under the ticker symbol LDIS.

Annual Stockholders' Meeting
Leadis' annual meeting of stockholders will be held at the company's headquarters on June 4, 2008, at 11:30 a.m.

Corporate Headquarters
800 W. California Avenue
Suite 200
Sunnyvale, California 94086
Ph: 408-331-8600
www.leadis.com

Transfer Agent
BNY Mellon Shareowner Services
P. O. Box 358015
Pittsburgh, PA 15252-8015
Ph: 800-304-3098
www.bnymellon.com/shareowner/isd

www.leadis.com

END

Leadis Technology designs, develops and markets analog and mixed-signal semiconductors that enable and enhance the features and capabilities of portable and consumer electronics devices. Current product offerings include small panel color display drivers, mobile backlighting LED drivers, low-power audio components, power management ICs, and capacitive touch controllers.